中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Our Ref : BS(2006)108(JL)

File No.82-34675

12 April 2006

06012555

Office of International Corporate Fi
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose a copy of our press announcement dated 11 April 2006 published in Hong Kong for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
電話 Tel: (852) 2846 2700

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 2388)

CONNECTED AND DISCLOSEABLE TRANSACTION AND CONTINUING CONNECTED TRANSACTION

The Board is pleased to announce that on April 11, 2006 the Company and BOC Insurance entered into a Sale and Purchase Agreement whereby the Company conditionally agreed to purchase the BOC Life Shares, representing 51% of the issued share capital of BOC Life, for a purchase price of HK$900 million. The Company will finance the Purchase *from its cash reserves.* The principal business of BOC Life is the provision of life insurance services to customers in Hong Kong. As BOC Insurance is wholly owned by BOC, the controlling shareholder and therefore a substantial shareholder of the Company, the Purchase will be a connected transaction. The percentage under the revenue test based on 2005 revenue was 11.7%, and therefore the Purchase is both a discloseable transaction and a connected transaction requiring independent shareholders approval.

In the ordinary course of its business, the Group conducts certain continuing connected transactions with BOC and its associates that have been disclosed in an announcement dated January 4, 2005 and annual caps were assigned to these continuing connected transactions for each of the three financial years ending *December 31, 2007. The Company intends* to revise the Existing Caps for the two years ending December 31, 2007 and to set a new annual cap for the year ending December 31, 2008 in respect of interbank capital markets transactions with BOC at HK$14 billion, HK$18 billion and HK$22 billion in 2006, 2007 and 2008 respectively. These caps equalled from 8.5% to 13.3% of the market capitalisation of *the Company as at* December 31, 2005, and therefore these transactions are continuing connected transactions requiring independent shareholders approval.

This announcement is being published pursuant to Rules 14.34 and 14A.47 of the Listing Rules. Pursuant to Rule 14A.48 of the Listing Rules the Transactions are subject to the approval of the Independent shareholders of the Company and pursuant to Rules 14.38 and 14A.49 a circular will be despatched to the Shareholders within 21 *days after the* date of this announcement.

The Board has set up an Independent Board Committee comprising Mr. Tung Chee Chen (Chairman of the Committee), Dr. Fung Victor Kwok King, Mr. Shan Weijian, Mr. Tung Savio Wai-Hok and Mdm. Linda Tsao Yang, all being independent non-executive directors of the Company, to review and approve the Transactions. The Company has retained Rothschild as the independent financial adviser to the Independent *Board Committee for the purpose* of considering the Transactions.

Shareholders and potential investors should note that the Transactions are conditional *on certain approvals as set out below* and may or may not be completed. They are reminded to exercise caution when dealing in the securities of the Company.

BACKGROUND TO THE TRANSACTIONS

BOC indirectly controls approximately 65% of the issued shares of the Company and is the controlling shareholder and therefore a substantial shareholder of the Company, and it and each of its associates is a connected person of the Company under the Listing Rules. BOC Life is a wholly-owned indirect subsidiary of BOC.

The Purchase

Pursuant to the Sales and Purchase Agreement, the Company has conditionally agreed to purchase the BOC Life Shares, representing 51% of the entire outstanding issued share capital of BOC Life. The Purchase will give the Company control of BOC Life and the accounts of BOC Life will be consolidated into the accounts of the Company *upon completion of the Purchase*. The principal business of BOC Life is the provision of life insurance services to customers in Hong Kong.

Valuation

The Purchase Price of the BOC Life Shares of HK$900 million has been determined *by the Company* through arm's length negotiations and on normal commercial terms with reference to the appraisal value of BOC Life as at December 31, 2005 as derived from its unaudited management accounts. The appraisal value, reflecting the value of the business in force, the potential for future *business and the net* asset value of BOC Life, as of such date was reviewed by KPMG in their capacity as actuarial and accounting advisors to the Company. Further advice on valuation, including information on market comparables, was provided by KPMG Corporate Finance Limited. KPMG issued a report on an estimate of embedded value and on a range of the *appraisal valuation of BOC Life* by *performing* a sensitivity analysis based on a range of rates that reflect different levels of risk environment and business conditions. Further details about the appraisal valuation including its principal bases and assumptions will be included in the circular to be despatched in respect of the Transactions. The Company determined the Purchase Price after taking into account the *advice of these advisors*, valuation of comparable companies and recent comparable transactions in the region, as well as certain commercial benefits offered to the Company by the acquisition of a majority interest in BOC Life, including the opportunity cost of not having to seek another target in a limited market, compatibility with the Company's strategic plan to become a comprehensive financial *services group in Hong Kong*, familiarity with BOC Life's business and management, and the history of cooperation that will ensure smooth and expeditious integration of BOC Life into the Company's business.

Conditions Precedent

The Sale and Purchase Agreement is conditional upon, amongst other factors:

(a) The passing by the Independent shareholders of the Company of resolutions ... [illegible] the Sale and Purchase Agreement and the Shareholders'

- The acquisition will strengthen BOCHK's position as a leading financial services group in Hong Kong. The inclusion of life assurance business into the core business of the Group will enhance BOCHK's position in the financial market.
- BOC Life has a history of close cooperation with BOCHK and therefore its products and management are *familiar to the Group. Integration* would be relatively simple and non-disruptive to the Group's operations. BOC Life has all the relevant licenses and regulatory approvals for conducting life assurance business in Hong Kong.

The Continuing Connected Transaction

Background

The Group conducts a *wide range of continuing connected* transactions with BOC and its associates in the ordinary and usual course of its business on normal commercial terms. At the time of the listing of the Company on the Stock Exchange, a waiver for the three-year period ending December 31, 2004 was granted with respect to these continuing connected transactions, a condition of such waiver being that *some, but not all, continuing* connected transactions were subject to an annual cap. Interbank capital markets transactions with BOC and its associates were waived from strict compliance with the Listing Rules at the time of listing with no annual cap. When the waiver expired at the end of 2004, the 2005 Announcement was issued and caps were imposed for all the continuing connected transactions for the three-year period ending December 31, 2007. The annual cap for interbank capital markets transactions for 2005 was set at HK$3,500 million, the maximum available without exceeding the relevant thresholds in the Listing Rules that required independent shareholder approval.

Interbank capital markets transactions refers to sales and purchases of debt and other securities between the Group and *BOC and its associates on issue and in* the secondary market. The Group conducts such transactions with reference to prevailing market rates and pursuant to the Services and Relationship Agreement, in which BOC has agreed to, and agreed to procure that its associates, enter into all future arrangements with the Group on an arm's-length basis, on normal commercial terms and at rates *no less favourable than those offered* to independent third parties.

The Group conducts three types of *these transactions as follows:*

- *Sale of exchange fund bills and notes issued by HKMA.* BOCHK has been appointed by HKMA as one of *the market makers* for these securities, and therefore has the obligation to quote a price and trade such bills and notes at the quoted price if so requested by a potential purchaser. The volume of these trades has been very *variable, but at times there has been a large* volume of exchange fund securities transactions between BOC Macau and ... [illegible]

INFORMATION REGARDING THE GROUP

The Group is principally engaged in commercial banking business in Hong Kong. The Group offers a comprehensive range of financial products *and services* to retail and corporate customers. BOCHK, the Company's principal operating subsidiary, is one of the three bank note issuing banks in Hong Kong. In addition, the Group has 14 branches in China to meet the cross-border banking needs of its Hong Kong and China customers. The Group is the second largest commercial banking group in *Hong Kong in terms of assets* and customer deposits. The Group's three principal lines of business are retail banking, corporate banking and treasury operations.

DEFINITIONS

In this announcement, the following expressions shall have the meanings set out below unless the context otherwise requires:

"2005 announcement"	an announcement made on January 4, 2005 announcing the types, together with *annual caps, of* continuing connected transactions with BOC and its associates
"associate"	has the meaning ascribed to it in the Listing Rules
"Board"	*the Board of Directors of the Company*
"BOC"	Bank of China Limited, a joint stock limited liability company established under the laws of the PRC primarily engaged in commercial banking activities and the indirect holder of approximately 65% of the equity *capital in the Company*
"BOC Macau Branch"	the branch of BOC in Macau
"BOCHK"	Bank of China (Hong Kong) Limited, *a company* incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company, and, where appropriate, including its subsidiary banks Nanyang Commercial Bank Limited and Chiyu Banking Corporation Limited
"BOC Insurance"	Bank of China Group Insurance Company Limited, a company *incorporated under the laws of* Hong Kong and a wholly owned subsidiary of BOC, the principal activities of which are the offering of general insurance services other than life insurance
"BOCG Insurance Tower"	BOCG Insurance Tower, 134 - 136 Des Voeux Road, *Central, Hong Kong,* Inland Lot No. 4795, which is held under Government Lease for a term of 999 years from June 26, 1843

(b) The approval of the Insurance Authority of Hong Kong to the Company becoming a controller (as defined in the Insurance Companies Ordinance (Chapter 41 of the Laws of Hong Kong)) of BOC Life;

(c) BOC Life having assigned BOCG Insurance Tower, which it currently owns, to BOC Insurance at book value on its 2005 audited accounts. After retention of the proceeds from the sale there will be no change to the net asset value of BOC Life as a result of the sale; and

(d) All necessary consents having been obtained by BOC Life in respect of reinsurance treaties entered into between BOC Life and certain reinsurers that contain change of control restrictions.

If the above conditions are not fulfilled on or before September 30, 2006 or such later date as may be agreed between the parties, the Sale and Purchase Agreement will cease to be of any effect save for any antecedent breach. Completion of the Purchase is expected to take place on or soon after June 1, 2006 subject to the satisfaction of the Conditions.

Shareholders Agreement

Completion of the Purchase will also be conditional on the Company and BOC Insurance entering into a Shareholders Agreement. The principal terms of the Shareholders Agreement, include, inter alia, the following: (i), the Company will be entitled to nominate four of the eight directors and the chairman of the Board who has a casting vote and thereby the Company will control BOC Life; (ii) the Company shall be entitled to nominate senior management of BOC Life; (iii) BOC Insurance undertakes not to compete with or solicit employees from BOC Life for a period of two years; (iv) either shareholder will have a right of first refusal on future disposition of shares of BOC Life to third parties; (v) the Company undertakes on a best efforts basis to give BOC Life no less than 70% of its life insurance business by value of new business premiums written and will allow BOC Life to station its staff in the branches and wealth management centres of the Company's subsidiary banks subject to applicable law and regulation.

BOC Life

BOC Life was incorporated in Hong Kong on March 12, 1997. It is wholly owned by BOC Insurance, which will retain a 49% interest after the acquisition. Currently the business of BOC Life is principally offering life insurance policies exclusively in Hong Kong, mainly through the distribution network of insurance agents who are employed by Bank of China (Hong Kong) Limited, a wholly-owned subsidiary of the Company. BOC Life is also engaged to a lesser extent in writing life insurance policies linked to investment products and retirement scheme management. Linked insurance policies and retirement scheme management made up approximately 11.63% of the gross premium income of BOC Life written in 2005. In terms of type of premium, single premium type policies represents the largest portion of BOC Life's business.

Key audited financial data of BOC Life based on Hong Kong GAAP for the last 3 financial years are as follows:

	2005	2004	2003
		HK$ in billions	
Total Assets	9.34	5.97	4.31
Total Investment Securities	7.89	5.38	3.80
Total Shareholders' Funds	0.98	0.75	0.33
Gross Underwriting Income	3.64	2.33	1.55
Net Investment Income	0.01	0.33	0.23
Total Income	3.69	2.66	1.78
Profit before tax	0.14	0.09	0.02
Profit after tax	0.20	0.09	0.02

Reasons for the Purchase

The Company considers this acquisition to be a key component of its long-term strategic business plan to offer comprehensive financial services with full product manufacturing capabilities in commercial banking, insurance, asset management, stock brokerage, and certain investment banking services. Through the acquisition, the Company will obtain a controlling stake in BOC Life and therefore the power to determine the direction of management of BOC Life. BOC Life will then become an integral part of the Company's group structure. The major benefits of this proposed acquisition are:

- It will diversify the Group's sources of revenue and expand the scope of fee-based business. The addition of insurance revenue would lessen the Group's reliance on pure commercial banking fee income in its non-interest income category.
- It will improve the future profitability of the Group. The Company intends to restructure its sales and marketing efforts using successfully tried bancassurance models and by stationing insurance professionals in bank branches and wealth management centres, which is expected to result in much higher sales volume spread over a wider product range.
- The alliance with BOC Life will more effectively develop the life insurance business and strengthen the Group's ability in directing future life insurance product development. The latent value of BOCHK's customer base is tangible and can be further exploited. Through customizing products for the Group's customers, close cooperation with BOC Life is expected to improve product quality and features, and thereby enhance overall marketing efforts and customer satisfaction.

cap agreed in the 2005 Announcement, thereby preventing the Group from entering into any other interbank capital markets transactions with BOC or its associates including BOC Macau. In contrast, in 2004, BOC Macau purchased no exchange fund bills or notes from BOCHK at all. However, while the volume may be very volatile, BOCHK remains a passive partner in these transactions.

- *Securities transactions.* These primarily take the form of subscription for bonds issued or underwritten by BOCI, or sales or purchases of bonds to or from BOC head office or branches of BOC. Such sales are not frequent and are opportunistic. If an opportunity arises for a favourable transaction, the Group would like to be able to pursue it. No such opportunities arose in 2004, but in 2005 the Group was constrained from doing any of these deals because the exchange fund transactions had used up the cap.
- *Customer bond trading.* The Group has begun to provide bonds to financial institution counterparties, including BOC and its branches, for on-sale to their customers. For risk management or at the request of the counterparty, these transactions may be done on a principal-to-principal basis between BOCHK and the relevant BOC branch, and therefore would be counted under the cap. Such transactions with BOC branches were restricted in 2005 because of the cap.

Rule 14A.35(1) requires a continuing connected transaction to be governed by written agreement(s) for a fixed term of not exceeding three years, except in special circumstances. The Group entered into a supplemental agreement in March 2006 that amends the term of the Services and Relationship Agreement with respect to interbank capital markets transactions to expire on December 31, 2008.

Reasons for the increased caps

As a result of the following factors that lead to extreme volatility in trading from year to year and unpredictability of the volume of trades in any given year, the proposed caps have been set at the levels presented above:

- As a market maker, BOCHK is in a passive position in conducting sales of exchange fund bills and notes. BOCHK is very concerned that it may be put in a position where it is unable to fulfil its obligations to HKMA to quote a price as a market maker merely because it is constrained by the cap imposed pursuant to the Listing Rules.
- Bond trading for customers of interbank counterparties has only recently commenced. The Company expects to develop this business rapidly through its bank customers, including branches of BOC. Therefore, transaction volumes, although small at the moment, are expected to increase rapidly and substantially.
- Interbank bond transactions are expected to increase significantly with all PRC banks, including branches of BOC, as restrictions on financial transactions in China ease.

Therefore, the Company seeks to establish caps that it believes will be adequate to meet the maximum amount of trades that may be contemplated from 2006 to 2008. The Company intends to revise the Existing Caps for the two years ending December 31, 2007 (that are currently both set at HK$3.5 billion) and to set a new annual cap for the year ending December 31, 2008 at HK$14 billion, HK$18 billion and HK$22 billion in 2006, 2007 and 2008 respectively. The 2006 cap is based on the assumptions that exchange fund transactions could reach HK$6.44 billion, interbank bond transactions HK$5.25 billion, and customer bond trading HK$2 billion. The Company has allowed for a 20% increase in 2007 and 2008, which it believes to be reasonable. Since the level of uncertainty is higher for 2007 and 2008 than for 2006, the Company has also included a small cushion to allow for the possibility of growth even faster than currently anticipated.

The table below sets out the historical value of debt and other securities traded by the Group with BOC and its associates since 2002. In calculating the values for such transactions, purchases and sales of debt securities are aggregated together.

Interbank capital markets transactions
(HK$ million)

	2002	2003	2004	2005
Historical Values	2,869	5,926	0	3,223
Cap	None	None	None	3,500

LISTING RULES REQUIREMENTS

The board of directors of the Company has set up the Independent Board Committee comprising Mr. Tung Chee Chen (Chairman of the Committee), Dr. Fung Victor Kwok King, Mr. Shan Weijian, Mr. Tung Savio Wai-Hok and Mdm. Linda Tsao Yang, all being independent non-executive directors of the Company, to review and approve the Transactions. The Company has retained Rothschild as the independent financial adviser to the Independent Board Committee and the independent Shareholders for the purpose of considering the Transactions and advising whether the terms of the Sale and Purchase Agreement and the Shareholders Agreement are fair and reasonable so far as the interests of the Group and the Shareholders as a whole are concerned, and whether the Purchase is also beneficial to and is in the interests of the Group and the Shareholders as a whole.

A circular containing, inter alia, further information regarding the Purchase, financial information on BOC Life, the Continuing Connected Transaction, and a notice convening the EGM, will be despatched to Shareholders shortly.

"BOC Life"	BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC Insurance
"BOC Life Shares"	the 44,268,000 ordinary shares of HK$10.00 each in the capital of BOC Life to be conditionally purchased by the Company
"BOCI"	BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC, the principal activity of which is the offering of investment banking services
"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong, the shares of which are listed on the Stock Exchange
"Continuing Connected Transaction"	the interbank capital markets transactions described under the heading "Continuing Connected Transaction – Background"
"EGM"	an extraordinary general meeting of the Shareholders (other than BOC and its associates) to be held on May 26, 2006 to consider, and if thought fit, approve the Transactions
"Existing Caps"	annual caps for interbank capital markets transactions for 2006 and 2007 as announced in the 2005 Announcement
"Group"	the Company and its subsidiaries
"HKMA"	the Hong Kong Monetary Authority
"Independent Board Committee"	a committee of the board of directors of the Company comprising Mr. Tung Chee Chen (Chairman of the Committee), Dr. Fung Victor Kwok King, Mr. Shan Weijian, Mr. Tung Savio Wai-Hok and Mdm. Linda Tsao Yang, all being independent non-executive directors of the Company
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (and a "Rule" means a rule of the Listing Rules)
"PRC" or "China"	the People's Republic of China which, for the purposes of this announcement only, excludes Hong Kong, Macau and Taiwan
"Purchase"	the proposed purchase of BOC Life Shares and the entering into of the Shareholders' Agreement
"Purchase Price"	HK$900 million, being the purchase price for the BOC Life Shares as set out in the Sale and Purchase Agreement
"Rothschild"	N M Rothschild & Sons (Hong Kong) Limited, a corporation licensed under the Securities and Future Ordinance (Cap. 571 of the Laws of Hong Kong) ("SFO") to conduct Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities as defined under the SFO as the independent financial adviser to the Independent Board Committee in respect of the Transactions
"Sale and Purchase Agreement"	the Sale and Purchase Agreement entered into on April 11, 2006 pursuant to which the Company will conditionally purchase the Shares from BOC Insurance
"Services and Relationship Agreement"	the Services and Relationship Agreement among, inter alia, the Company and BOC dated July 6, 2002 (as amended and supplemented from time to time)
"Shareholders' Agreement"	the Shareholders' Agreement, to be entered into on the Completion Date, between the Company and BOC Insurance
"Shareholders"	the shareholders of the Company
"Stock Exchange"	the Stock Exchange of Hong Kong Limited
"Transactions"	the Purchase and the Continuing Connected Transaction

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, April 11, 2006

As at the date hereof, the Board comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. HUA Qingshan*, Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Wai-Hok Savio** and Mdm. YANG Linda Tsao**.*

* *non-executive directors*
** *independent non-executive directors*

The Standard
Date 11 APR 2006

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)
(the "Company")
(Stock Code: 2388)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held on Friday, 26 May 2006 at 3:00 p.m. (registration will begin at 2:30 p.m.) at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong (please use Harbour Road entrance) for the purpose of transacting the following business:

ORDINARY BUSINESS

1. To receive and consider the audited Statement of Accounts and the Reports of the Directors and of the Auditors of the Company for the year ended 31 December 2005.
2. To declare a final dividend of HK$0.48 per share for the year ended 31 December 2005.
3. To re-elect Directors.
4. To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Board of Directors or a duly authorised Committee of the Board to determine their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, to pass the following ordinary resolutions:

5. To grant a general mandate to the Board of Directors to allot, issue and deal with additional shares in the Company, not exceeding 20% or, in the case of issue of shares solely for cash and unrelated to any asset acquisition, not exceeding 10% of the issued share capital of the Company as at the date of passing this Resolution.
6. To grant a general mandate to the Board of Directors to repurchase shares in the Company, not exceeding 10% of the issued share capital of the Company as at the date of passing this Resolution.
7. Conditional on the passing of Resolutions 5 and 6, to extend the general mandate granted by Resolution 5 by adding thereto the shares repurchased pursuant to the general mandate granted by Resolution 6.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 10 April 2006

As at the date hereof, the board of directors of the Company comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. HUA Qingshan*, Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok** and Mdm. YANG Linda Tsao**.*

* *non-executive directors*
** *independent non-executive directors*

Notes:

1. This is a summary of the full text of the Notice of Annual General Meeting. The full text of Resolutions 5, 6 and 7 is set out in the Notice of Annual General Meeting which will be included in the Circular to be despatched to members in about mid-April 2006. The Circular can also be viewed and downloaded from the Company's website at www.bochk.com or the website of the Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.
2. As a good corporate governance practice, the Board of Directors has resolved that as a matter of policy, all resolutions put to shareholders at general meetings will be voted on by poll.
3. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or two proxies to attend and vote instead of him/her. A proxy need not be a member of the Company.
4. In order to be valid, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, should be deposited at the registered office of the Company at least 48 hours before the time fixed for holding the meeting or any adjournment thereof. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he/she so wish.
5. The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the proposed final dividend, from Thursday, 18 May 2006 to Tuesday, 23 May 2006 (both days inclusive), during which period no transfer of shares can be registered. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company's share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Wednesday, 17 May 2006.
6. In relation to Resolution 3, each of the retiring Independent Non-executive Directors, namely, Messrs. Koh Beng Seng, Shan Weijian and Tung Savio Wai-Hok, has given a written confirmation of his independence to the Company. Based on such confirmation and the information available to the Board, and by reference to the "Policy on Independence of Directors" adopted by the Board in 2005, the Board considers that Messrs. Koh, Shan and Tung are independent. Further, in view of their extensive knowledge and experience, the Board believes that their re-election or election (as the case may be) is in the best interests of the Company and its shareholders as a whole.
7. In relation to Resolution 6, an explanatory statement (as required by the Listing Rules) is set out in Appendix III of the Circular to be despatched to members in about mid-April 2006. The Circular can also be viewed and downloaded from the Company's website at www.bochk.com or the website of the Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.
8. By Resolutions 5 and 7, approval is being sought from members, as a general mandate in compliance with section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to 20% or 10% (as the case may be) of the issued share capital of the Company, together with such number of shares as may be purchased by the Company pursuant to the general mandate under Resolution 6, as more particularly described in Resolutions 5, 6 and 7.
9. In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint shareholding.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in BOC Hong Kong (Holdings) Limited (中銀香港（控股）有限公司), you should at once hand this document and the accompanying proxy form and, if applicable, the Annual Report 2005 or the Summary Financial Report 2005 to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 2388)

Notice of Annual General Meeting

and

Proposed General Mandates to Issue and Repurchase Shares

A notice convening the Annual General Meeting of BOC Hong Kong (Holdings) Limited to be held at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong (please use Harbour Road entrance) on Friday, 26 May 2006 at 3:00 p.m. (registration will begin at 2:30 p.m.) is set out in this document.

Whether or not you are able to attend the Annual General Meeting, you are advised to read the notice and to complete and return the enclosed proxy form, in accordance with the instructions printed thereon, to the registered office of BOC Hong Kong (Holdings) Limited at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong, as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the Annual General Meeting. Completion of the proxy form and its return will not preclude you from attending, and voting at, the Annual General Meeting if you so wish.

10 April 2006

CONTENTS

Pages

In this document, unless the context otherwise requires, the following expressions have the following meanings:

"ADS"	means American Depository Shares of the Company;
"AGM"	means the annual general meeting of the Company convened to be held on Friday, 26 May 2006 at 3:00 p.m. (registration will begin at 2:30 p.m.) at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong;
"Board" or "Board of Directors"	means the Board of Directors of the Company;
"BOC"	means Bank of China Limited (formerly known as Bank of China), a joint stock commercial bank with limited liability established under the laws of the PRC;
"BOCHK"	means Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company;
"Central SAFE"	means Central SAFE Investments Limited (formerly known as China SAFE Investments Limited);
"Committee(s)"	means Committee(s) established by the Board of Directors from time to time;
"Companies Ordinance"	means the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;
"Company"	means BOC Hong Kong (Holdings) Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange;
"Group"	means the Company and its subsidiaries;
"Hong Kong"	means the Hong Kong Special Administrative Region of the PRC;
"Latest Practicable Date"	means 31 March 2006, being the latest practicable date prior to the printing of this document for ascertaining certain information contained herein;
"Listing Rules"	means the Rules Governing the Listing of Securities on the Stock Exchange;
"PRC"	means the People's Republic of China;
"Share(s)"	means share(s) of HK$5.00 each in the share capital of the Company;
"Share Repurchase Mandate"	means the proposed general mandate to repurchase shares;
"Share Repurchase Resolution"	means the proposed resolution to approve the grant of the Share Repurchase Mandate; and
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)

Board of Directors:
* Mr. XIAO Gang (Chairman)
* Mr. SUN Changji (Vice-chairman)
Mr. HE Guangbei (Vice-chairman and Chief Executive)
* Mr. HUA Qingshan
* Mr. LI Zaohang
* Mr. ZHOU Zaiqun
* Mdm. ZHANG Yanling
** Dr. FUNG Victor Kwok King
** Mr. KOH Beng Seng
** Mr. SHAN Weijian
** Mr. TUNG Chee Chen
** Mr. TUNG Savio Wai-Hok
** Mdm. YANG Linda Tsao

* *non-executive directors*
** *independent non-executive directors*

Registered Office:
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

10 April 2006

Dear Shareholder,

On behalf of the Board of Directors, I invite you to attend the AGM to be held on Friday, 26 May 2006 at 3:00 p.m. at the Hong Kong Convention and Exhibition Centre. The AGM offers a valuable opportunity for you to meet the members of our Board and Senior Management and to raise queries on the operation, management and other issues relating to the Group.

The items of business to be considered at the AGM are described in detail in the notice of the AGM which follows this letter. Your participation at the AGM is very important and you can exercise your right to vote whether you choose to attend the meeting or not. If you are unable to attend the AGM in person, we encourage you to vote by completing and returning the enclosed proxy form. Even if you have done so, you may still attend and vote in person at the AGM if you so wish.

We believe sound corporate governance is crucial to our development in the long term and we aspire to a high standard of governance. As part of our ongoing efforts to enhance our corporate governance and transparency, we have provided in this document background information to the resolutions to be proposed at the AGM (see Appendix I), biographical details of the retiring Directors (see Appendix II) and information on voting and other issues relating to the AGM in the form of "Frequently Asked Questions" (see Appendix IV) so that shareholders have a better understanding of their rights and can make an informed decision in relation to the subject matters of the AGM. Further, as a good corporate governance practice, the Board of Directors has resolved that as a matter of policy, all resolutions put to shareholders at general meetings will be voted on by poll. For such purpose, we have engaged Computershare Hong Kong Investor Services Limited, the Company's share registrar, to act as the scrutineer. Results of the poll voting will be published in the press and on the Company's website at www.bochk.com and the Stock Exchange's website at www.hkex.com.hk.

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends that shareholders vote in favour of the proposed resolutions.

We look forward to seeing you and answering your questions at the AGM.

Yours faithfully,
XIAO Gang
Chairman

中銀香港(控股)有限公司

BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

(the "Company")

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held on Friday, 26 May 2006 at 3:00 p.m. (registration will begin at 2:30 p.m.) at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong (please use Harbour Road entrance) for the purpose of transacting the following business:

ORDINARY BUSINESS

1. To receive and consider the audited Statement of Accounts and the Reports of the Directors and of the Auditors of the Company for the year ended 31 December 2005.

2. To declare a final dividend of HK$0.48 per share for the year ended 31 December 2005.

3. To re-elect Directors.

4. To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Board of Directors or a duly authorised Committee of the Board to determine their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

5. "**THAT**:

(A) subject to paragraph (B) of this Resolution, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Board of Directors pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to:

(i) a Rights Issue; or

(ii) the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares; or

(iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares pursuant to the Articles of Association of the Company from time to time; or

(iv) any share option scheme or savings-based share option plans or similar arrangement for the time being adopted by the Company for the grant or issue to eligible participants of such scheme, plan or arrangement of Shares or rights to acquire Shares, including without limitation pursuant to the rules of the Company's 2002 Share Option Scheme and 2002 Sharesave Plan, both of which were adopted by shareholders of the Company on 10 July 2002,

shall not exceed the aggregate of:

(a) 20% or, in the case of issue of shares solely for cash and unrelated to any asset acquisition, 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution; and

(b) (if the Board of Directors is so authorised by a separate resolution of the shareholders of the Company) the aggregate nominal amount of the issued share capital of the Company purchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution),

and the said approval shall be limited accordingly; and

(C) for the purpose of this Resolution:

(i) "Relevant Period" means the period from (and including) the date of passing this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by any applicable law to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting;

(ii) "Rights Issue" means an offer of Shares open for a period fixed by the Board of Directors to the holders of Shares whose names appear on the Register of Members of the Company (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase Shares on the relevant register) on a fixed record date in proportion to their holdings of such Shares (and, if appropriate, such warrants and other securities) as at that date (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company); and

(iii) "Shares" means ordinary shares of HK$5.00 each in the capital of the Company."

6. "**THAT**:

(A) subject to paragraph (B) of this Resolution, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the Shares may be listed and which is recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time), be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Company pursuant to the approval in paragraph (A) of this Resolution shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(C) for the purpose of this Resolution:

(i) "Relevant Period" means the period from (and including) the date of passing this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by any applicable law to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting;

(ii) "Shares" means ordinary shares of HK$5.00 each in the capital of the Company."

7. "**THAT** conditional on the passing of Resolutions 5 and 6, the general mandate granted to the Board of Directors to exercise the powers of the Company to allot, issue, grant, distribute or otherwise deal with additional shares in the Company pursuant to Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the issued share capital of the Company purchased by the Company under the general mandate granted pursuant to Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing Resolutions 5 and 6."

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 10 April 2006

Registered Office:
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

Notes:

1. As a good corporate governance practice, the Board of Directors has resolved that as a matter of policy, all resolutions put to shareholders at general meetings will be voted on by poll.

2. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or two proxies to attend and vote instead of him/her. A proxy need not be a member of the Company.

3. In order to be valid, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, should be deposited at the registered office of the Company at least 48 hours before the time fixed for holding the meeting or any adjournment thereof. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he/she so wish.

4. The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the proposed final dividend, from Thursday, 18 May 2006 to Tuesday 23 May 2006 (both days inclusive), during which period no transfer of shares can be registered. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company's share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Wednesday, 17 May 2006.

5. In relation to Resolution 3, each of the retiring independent non-executive Directors, namely, Messrs. Koh Beng Seng, Shan Weijian and Tung Savio Wai-Hok, has given a written confirmation of his independence to the Company. Based on such confirmation and the information available to the Board, and by reference to the "Policy on Independence of Directors" adopted by the Board in 2005, the Board considers that Messrs. Koh, Shan and Tung are independent. Further, in view of their extensive knowledge and experience, the Board believes that their re-election or election (as the case may be) is in the best interests of the Company and its shareholders as a whole.

6. In relation to Resolution 6, an explanatory statement (as required by the Listing Rules) is set out in Appendix III of this document.

7. By Resolutions 5 and 7, approval is being sought from members, as a general mandate in compliance with section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to 20% or 10% (as the case may be) of the issued share capital of the Company, together with such number of shares as may be purchased by the Company pursuant to the general mandate under Resolution 6, as more particularly described in Resolutions 5, 6 and 7.

8. In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint shareholding. Accordingly, investors who wish to have joint shareholding in the Company should bear in mind the above provisions when they decide how they wish their shares to be registered.

1. Audited financial statements for the year ended 31 December 2005

The results of the Group for the year ended 31 December 2005 are set out in the Company's Annual Report 2005 and a summary thereof is contained in the Company's Summary Financial Report 2005. Both Reports are available in English and Chinese and may be downloaded from the Company's website at www.bochk.com and the Stock Exchange's website at www.hkex.com.hk. You may also obtain a copy of either Report (in English or Chinese or both) free of charge from the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

If you have any queries about how to obtain copies of the Reports or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

2. Declaration of 2005 final dividend

The Board has recommended a final dividend of HK$0.480 per share which is subject to approval of shareholders at the AGM. If approved, the final dividend will be paid on Tuesday, 30 May 2006 to shareholders whose names appear on the Register of Members of the Company on Tuesday, 23 May 2006. Together with the interim dividend of HK$0.328 per share declared in August 2005, the total dividend payout for 2005 would be HK$0.808 per share.

3. Re-election of Directors

In accordance with Article 98 of the Company's Articles of Association, at each annual general meeting, one-third of the Directors or the nearest number to but not less than one-third of the Directors shall retire from office by rotation and be eligible for re-election. Messrs. Xiao Gang, He Guangbei, Li Zaohang and Shan Weijian will retire by rotation at the AGM and, being eligible, offer themselves for re-election. Notwithstanding the provisions of the Companies Ordinance, separate resolutions will be proposed for the re-election of each of the aforesaid retiring directors.

Further, Article 103 of the Company's Articles of Association provides that any Director appointed by the Board shall hold office only until the next annual general meeting of the Company, but shall be eligible for re-election at such meeting. Accordingly, Messrs. Koh Beng Seng and Tung Savio Wai-Hok, being Directors so appointed, shall retire at the AGM and, being eligible, offer themselves for election.

Information on the retiring Directors' biographical details and attendance records at Board and Committee meetings (if any) is set out in Appendix II of this document.

All of the retiring non-executive Directors are appointed for a term of approximately 3 years subject to rotation in accordance with the Company's Articles of Association. Formal letters of appointment are in place to set out the key terms and conditions relative to their appointment. Mr. He Guangbei, being an executive Director, is appointed for 3 years pursuant to a service agreement signed between the Company and Mr. He. Save and except Mr. He, all the other retiring Directors do not have service contracts with the Company.

As a Director of the Company, each of the retiring Directors is entitled to receive a Director's fee of HK$200,000 per annum together with additional fees for any service on Board Committee(s), that is HK$100,000 per annum as a Committee chairman and HK$50,000 per annum as a Committee member. The level of aforesaid fees were determined with reference to the duties and responsibilities with the Company and prevailing market conditions, and were approved by the shareholders at previous general meetings of the Company. The emolument of Mr. He as an executive Director was determined by the Board or a duly authorised Board Committee with reference to his duties and responsibilities in the Group, corporate and individual performance, and prevailing market conditions.

Each of the retiring independent non-executive Directors, namely, Messrs. Koh Beng Seng, Shan Weijian and Tung Savio Wai-Hok, has given a written confirmation of his independence to the Company. Based on such confirmation and the information available to the Board, and by reference to the "Policy on Independence of Directors" adopted by the Board in 2005 which sets out more stringent independence criteria than those contained in the Listing Rules, the Board considers that Messrs. Koh, Shan and Tung are independent. Further, in view of their extensive knowledge and experience, the Board believes that their re-election or election (as the case may be) is in the best interests of the Company and its shareholders as a whole.

Mr. Xiao and Mr. Li are directors of BOC. BOC is the Company's controlling shareholder, which was re-organised into a joint stock company and changed its name to Bank of China Limited in August 2004. Mr. He was a director and an executive vice-president of BOC prior to its re-organisation. Save as disclosed aforesaid, none of the retiring Directors has any relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

All of the retiring directors are also directors of BOCHK, the principal operating subsidiary of the Company. In addition, Mr. He is also a director of some subsidiaries of the Company other than BOCHK. Save as disclosed aforesaid, none of the retiring Directors hold any position with the Company or any of its subsidiaries.

Mr. He and Mr. Li were granted options by BOC Hong Kong (BVI) Limited, the Company's immediate holding company, pursuant to a Pre-listing Share Option Scheme to purchase Shares of the Company. As at 31 December 2005, Mr. He and Mr. Li had outstanding options to purchase 1,084,500 and 1,446,000 Shares respectively pursuant to the said Scheme, representing 0.010% and 0.014% respectively of the issued share capital of the Company as at the Latest Practicable Date. Further details of such options are set out in the Report of the Directors of the Company's Annual Report 2005. Save as disclosed aforesaid, none of the retiring Directors has any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Finally, in respect of each of the retiring Directors, there is nothing which needs to be disclosed pursuant to Rule 13.51(2) sub-paragraphs (h) to (v) of the Listing Rules nor is there anything which needs to be brought to the attention of the shareholders.

4. Re-appointment of Auditors

Pursuant to the "Policy on External Auditors" approved by the Board in 2005, the Audit Committee reviewed and monitored and was satisfied with the independence and objectivity of PricewaterhouseCoopers, the Group's external auditors, and the effectiveness of their audit procedures, based on the principles and standards set out in the policy that were in line with international best practices. Upon the recommendation of the Audit Committee, the Board will propose that PricewaterhouseCoopers be re-appointed as auditors of the Group at the Company's 2006 annual general meeting. Subject to authorisation by the shareholders, the Board will authorise the Audit Committee to determine the remuneration of PricewaterhouseCoopers.

For 2005, the fee charged by PricewaterhouseCoopers was HK$35 million, of which HK$27 million were for audit services and HK$8 million were related to other services. For 2004, the fee charged by PricewaterhouseCoopers was HK$40 million, of which HK$24 million were for audit services (including the review of the 2004 interim results) and HK$16 million were related to other services.

With the Board's authorisation, the Audit Committee deliberated and approved the fee of HK$27 million for audit services and the fee of HK$8 million for non-audit services provided by PricewaterhouseCoopers in 2005. The Audit Committee was satisfied that the non-audit services did not affect the independence of PricewaterhouseCoopers. The non-audit services fees comprised mainly the tax related services fee of HK$2 million, the due diligence fee of HK$2 million and the accounting consultation fee of HK$3 million.

5. General Mandates to issue and repurchase shares

By resolutions passed by the shareholders at the annual general meeting of the Company held on 26 May 2005, the Board was granted general mandates (i) to allot, issue and otherwise deal with Shares up to 20%, or in the case of issue of Shares solely for cash and unrelated to any asset acquisition, 10% of the issued share capital of the Company as at the date of passing the said resolutions, plus the aggregate number of Shares purchased by the Company; and (ii) to purchase Shares of the Company on the Stock Exchange up to 10% of the issued share capital of the Company as at the date of passing the said resolutions. Under the Companies Ordinance and the Listing Rules, these general mandates will lapse at the conclusion of the AGM, unless renewed at that meeting.

The Board is aware of investor concerns on possible dilution of shareholders' value resulting from the exercise of the general mandate to issue Shares. Further, the Company is fully committed to adopt a high standard of corporate governance. Accordingly, in conjunction with the renewal of the general mandate to issue and allot Shares at the AGM, the Board proposes, as in the previous year, to restrict the mandate to 10% (as opposed to 20%) of the Company's issued share capital as at the date of shareholders' approval if the Shares are issued solely for cash and unrelated to any asset acquisition but otherwise, the mandate will remain 20%. As further safeguard of shareholders' rights, the Board has adopted the following internal policies for the exercise of such power in the case of an issue of Shares solely for cash:

(a) The Board will not exercise the mandate at a discount that will result in significant dilution of shareholders' value.

(b) The Board will have regard to factors such as the Group's capital adequacy ratio and in particular, its Tier 1 capital, cost and benefit of raising Tier 2 capital, need for cash for the Group's business development, the principle that shareholders should be treated equally and even handedly, pro-rata rights of shareholders and the alternative of doing a rights issue.

The exercise of the Share Repurchase Mandate, on the other hand, will generally lead to an enhancement in shareholders' value in terms of, among others, net assets or earnings per share and return on equity. Accordingly, the Board proposes to maintain the Share Repurchase Mandate at 10% of the Company's issued share capital as at the date of shareholders' approval, as in year 2005. Again, for better corporate governance, the Board has adopted the following internal policies for the exercise of such power:

(a) The Board will exercise the power upon the occurrence of the triggering events, namely:

- Market price of the Shares is lower than the fair value of the Shares.
- The Group has surplus funds which is in excess of its short to mid term development requirements.
- The Board considers it proper and appropriate to exercise the power for enhancing the return on equity or net assets or earnings per Share of the Company.

(b) In general, such purchases will be made on the Stock Exchange. However, if it is expected that the size of the purchases may lead to a disorderly market for the Shares, then the Board will consider to make the purchases through a general offer, i.e. in proportion to the shareholding of all existing shareholders.

(c) The purchase price should not be higher than the fair value of the Shares.

As at the Latest Practicable Date, the issued share capital of the Company comprised 10,572,780,266 Shares. Subject to the passing of the relevant ordinary resolutions and on the basis that no further Shares would be issued or repurchased prior to the AGM, exercise in full of the 20% and 10% general mandate to issue shares would result in the issue of 2,114,556,053 and 1,057,278,026 Shares respectively and the exercise in full of the Share Repurchase Mandate would result in the repurchase of 1,057,278,026 Shares.

The full text of the resolutions to renew the general mandate to allot and issue Shares and the Share Repurchase Mandate is set out in the notice of the AGM contained in this document. The explanatory statement required by the Listing Rules to be sent to shareholders in connection with the Share Repurchase Mandate is set out in Appendix III to this document.

To enable shareholders to make an informed decision on the election or re-election (as the case may be) of the retiring Directors, we set out below the biographical details and attendance records at Board and Committee meetings (if any) of the retiring Directors for the information of shareholders.

1. **Mr. XIAO Gang**, *Chairman*

Aged 47 and appointed on 28 May 2003, is Chairman of the Board of Directors and prior to March 2006, was Chairman of the Risk Committee of the Company and BOCHK. He is also a director of BOC Hong Kong (BVI) Limited and BOC Hong Kong (Group) Limited. Mr. Xiao was Chairman and President of BOC from March 2003 to August 2004 and has since been Chairman of Bank of China Limited. Prior to joining BOC, Mr. Xiao joined People's Bank of China ("PBOC") in 1981 and had served various positions in PBOC, including Director of the Research Bureau, Head of the China Foreign Exchange Trading Center, Director of the Planning and Treasury Department, Assistant Governor and Director of the Monetary Policy Department, Assistant Governor and President of Guangdong Branch of PBOC and Director of the Guangdong Branch of the State Administration of Foreign Exchange. Mr. Xiao served as Deputy Governor of the PBOC from 1998 to 2003. He was also Chairman of China Association of Banks from June 2003 to December 2004. Mr. Xiao graduated from Renmin University of China with a master's degree in Law.

Mr. Xiao has attended 5 out of 6 Board meetings and all 5 Risk Committee meetings held in 2005.

2. **Mr. HE Guangbei**, *Vice Chairman and Chief Executive*

Aged 51 and appointed on 17 June 2002 as non-executive Director and on 28 May 2003 as Vice Chairman and Chief Executive, is charged with overall responsibility for the business and operations of BOCHK. He is also a member of the Strategy and Budget Committee of the Company and BOCHK, Chairman of Chiyu Banking Corporation Limited, Nanyang Commercial Bank Limited, Hong Kong Interbank Clearing Limited and HKICL Services Limited, and director of Hong Kong Note Printing Limited. He is the designated representative of BOCHK to the Hong Kong Association of Banks where he served as the presiding Chairman in 2005. He holds various public positions which include member of the HKMA Exchange Fund Advisory Committee and Banking Advisory Committee, member of the Executive Committee of the Hong Kong Government Commission on Strategic Development, Board member of Hong Kong Airport Authority, member of the Greater Pearl River Delta Business Council, adviser of the Hong Kong Chinese Enterprises Association and general committee member of the Hong Kong General Chamber of Commerce. Mr. He joined BOC in 1980 and since then, he had assumed various positions at BOC and had been posted to its New York Branch and Paris Branch. He was Managing Director of BOC from 1999 to 2004 and Executive Vice President from 2000 to 2003. Mr. He graduated from the Beijing Second Foreign Languages Institute in 1979 with a bachelor's degree and obtained a master's degree in international management studies from the University of Texas at Dallas in 1985.

Mr. He has attended all 6 Board meetings held in 2005. The Strategy and Budget Committee was established by the Board in December 2005 and did not hold any meeting in 2005.

3. **Mr. LI Zaohang**, *Non-executive Director*

Aged 50 and appointed on 17 June 2002, is a Non-executive Director and a member of the Nomination and Remuneration Committee of the Company and BOCHK. Mr. Li is also the Chairman of Bank of China Group Insurance Company Limited and Bank of China (Canada). He joined China Construction Bank ("CCB") in 1980 and had held various positions including Manager, Branch Manager, General Managers of various departments at CCB's Head Office and Executive Vice President. In 2000, Mr. Li joined BOC as Executive Vice President and has served as Managing Director and Executive Director successively. Mr. Li graduated from Nanjing University of Information Science and Technology.

Mr. Li has attended 5 out of 6 Board meetings and 4 out of 5 Nomination and Remuneration Committee meetings held in 2005.

4. **Mr. KOH Beng Seng**, *Independent Non-executive Director*

Aged 55 and appointed on 23 March 2006, is an Independent Non-executive Director, Chairman of Risk Committee and a member of the Audit Committee of the Company and BOCHK. Mr. Koh is currently the Chief Executive Officer of Octagon Advisors Pte Ltd, a business and management consulting company based in Singapore. He is also a director of two Singaporean listed companies, namely, Singapore Technologies Engineering Ltd and Fraser and Neave Limited. Mr. Koh was deputy president of United Overseas Bank ("UOB") and a member of UOB's Executive Committee from 2000 to 2004. During this period, he was in charge of UOB's operations, delivery channels, information technology, corporate services, and risk management and compliance functions and played a key role in driving the successful integration of Overseas Union Bank and UOB in 2001. Prior to that, Mr. Koh has spent over 24 years at the Monetary Authority of Singapore where he made significant contributions to the development and

supervision of the Singapore financial sector in his capacity as Deputy Managing Director, Banking & Financial Institutions Group. He has also served as a director of Chartered Semiconductor Manufacturing and as a part-time adviser to the International Monetary Fund. Mr. Koh holds a Bachelor of Commerce degree from Nanyang University in Singapore and a Master of Business Administration degree from Columbia University of the USA.

As Mr. Koh was appointed on 23 March 2006, there was no attendance record for Mr. Koh in year 2005.

5. **Mr. SHAN Weijian**, *Independent Non-executive Director*

Aged 52 and appointed on 17 June 2002, is an Independent Non-executive Director, Chairman of the Audit Committee and a member of the Nomination and Remuneration Committee of the Company and BOCHK. Mr. Shan is currently a Managing Partner of Newbridge Capital Limited and director of a number of companies, including Shenzhen Development Bank Co., Ltd., Baoshan Iron & Steel Company Limited, TCC International Holdings Limited, China Unicom Limited and Lenovo Group Limited. He was a Managing Director of JP Morgan, a director of Korea First Bank, an assistant professor at the Wharton School of the University of Pennsylvania and an Investment Officer at the World Bank in Washington DC. Mr. Shan graduated from the Beijing Institute of Foreign Trade with a major in English in 1979. He obtained a master's degree in business administration from the University of San Francisco in 1981, and received a Master of Arts degree in economics and a PhD degree in business administration from the University of California at Berkeley in 1984 and 1987 respectively.

Mr. Shan has attended all 6 Board meetings, all 6 Audit Committee meetings and 4 out of 5 Nomination and Remuneration Committee meetings held in 2005.

6. **Mr. TUNG Savio Wai-Hok**, *Independent Non-executive Director*

Aged 54 and appointed on 1 December 2005, is an Independent Non-executive Director and a member of the Audit Committee, Risk Committee and Strategy and Budget Committee of the Company and BOCHK. Mr. Tung was one of the founding partners and is currently Managing Director at the investment firm Investcorp. He is also the Head of Technology Investment Group. Before joining Investcorp in 1984, he worked for Chase Manhattan Bank for about 11 years, holding various positions in its front, middle and back offices and served in its offices in New York, Bahrain, Abu Dhabi and London. Mr. Tung had served on the boards of many of Investcorp portfolio companies, including Club Car, Circle K, Saks Fifth Avenue, Simmons Mattresses, Star Market, Stratus Computer, CSK Auto and Utimaco. He is currently a board member of Vaultus, Wireless Telecom Group and Viewlocity. He is also a board member and treasurer of the Aaron Diamond AIDS Research Center, an affiliate of Rockefeller University and a board member of the Committee of 100. Mr. Tung holds a BSc in Chemical Engineering from Columbia University of New York. He is a trustee of Columbia University. He is also on the board of the Columbia Investment Management Company and chairs the Finance Committee of Columbia University and is a member of the Columbia University Medical Center ("Health Science") Committee.

No Board or Board Committee meetings were held since the appointment of Mr. Savio Tung as a Director on 1 December 2005.

This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to shareholders for their consideration of the Share Repurchase Mandate which permits the purchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing the Share Repurchase Resolution. The Listing Rules provide that all purchases of shares on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a specific approval in relation to specific transactions or by a general mandate to the board of directors of the company to make such purchases.

This Appendix also constitutes a memorandum of the terms of the Share Repurchase Mandate as required under Section 49BA of the Companies Ordinance.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 10,572,780,266 Shares.

Subject to the passing of the Share Repurchase Resolution and on the basis that no further Shares would be issued prior to the AGM, the Company would be allowed under the Share Repurchase Resolution to purchase a maximum of 1,057,278,026 Shares based on the issued share capital of the Company as at the Latest Practicable Date.

2. REASONS FOR SHARE REPURCHASE

The Board of Directors believes that the Share Repurchase Mandate is in the interests of the Company and its shareholders as a whole. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Board of Directors believes that such a purchase will benefit the Company and the shareholders as a whole.

3. FUNDING OF PURCHASES

In purchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount paid in connection with a purchase may only be made from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the purchase to the extent permissible under the Companies Ordinance.

If the Share Repurchase Mandate were to be carried out in full at any time during the proposed purchase period, there will not be any material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts of the Company for the year ended 31 December 2005.

4. SHARE PRICE

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous 12 months before the Latest Practicable Date were as follows:

	Share Price *(HK$)*	
	Highest	**Lowest**
2005		
April	14.80	14.15
May	14.90	14.20
June	14.75	14.25
July	15.75	14.45
August	16.95	15.40
September	16.20	15.25
October	15.75	14.15
November	14.95	14.40
December	15.10	14.25
2006		
January	15.90	14.90
February	15.80	14.85
March	15.95	15.00

5. UNDERTAKING

The Board of Directors has undertaken to the Stock Exchange that, so far as the same may be applicable, it will exercise the powers of the Company to make purchases pursuant to the Share Repurchase Mandate and in accordance with the Listing Rules, the applicable laws of Hong Kong and the regulations set out in the Memorandum and Articles of Association of the Company.

None of the Directors and, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company if the Share Repurchase Mandate is granted by the shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company. Save and except the Directors, no connected persons have undertaken not to sell any Shares held by them to the Company, in the event that the Share Repurchase Mandate is granted by the shareholders.

6. EFFECT OF THE HONG KONG CODE ON TAKEOVERS AND MERGERS

The Board of Directors is not aware of any consequences which the exercise in full of the Share Repurchase Mandate would have under the Hong Kong Code on Takeovers and Mergers. As at the Latest Practicable Date, Central SAFE beneficially owned Shares representing 65.97% of the issued share capital of the Company. If the Board was to exercise the Share Repurchase Mandate in full, Central SAFE's percentage shareholding in the Company would be increased to 73.30%. Such an increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Hong Kong Code on Takeovers and Mergers.

The Board of Directors shall ensure that no purchase of Shares would result in the aggregate number of Shares held by public shareholders falling below the minimum percentage specified by the Stock Exchange in respect of the Company.

7. PURCHASES MADE BY THE COMPANY

The Company has not purchased any Shares (whether on the Stock Exchange or otherwise) in the 6 months preceding the date of this document.

Q : AM I ENTITLED TO VOTE ?

A : You are entitled to vote if you are a holder of Shares as of the record date on 23 May 2006.

Q : HOW CAN I VOTE ?

A : How you vote depends on whether you are a registered or non-registered shareholder. You are a registered shareholder if you have a share certificate registered in your name. You are a non-registered shareholder if your shares are registered in the name of an intermediary (for example, a bank, a trustee or a securities broker). Please refer to the following Q&As on how to exercise your right to vote in either case.

Q : HOW CAN I VOTE IF I AM A REGISTERED SHAREHOLDER ?

A : As a registered shareholder, you may vote in one of several ways:

(a) Attend the meeting

You are entitled to attend the AGM and cast your vote in person. In the case of corporate shareholder, the corporation must have submitted a properly executed proxy or appointment of corporate representative.

OR

(b) By proxy

If you do not plan to attend the AGM, you may cast your vote by proxy in one of two ways:

- You may authorise the Chairman of the AGM to vote your shares. You may convey your voting instructions by completing the enclosed proxy form in full, sign and return it to the registered office of the Company; OR
- You may appoint some other person to attend the AGM and vote your shares on your behalf. You may appoint up to two proxies to represent you. Your proxy needs not be a shareholder of the Company but he/she must attend the AGM in person. If you choose this option, you should print your appointee's name in the blank space on the enclosed proxy form, and complete and return the proxy form by following the detailed instructions stated on the proxy form.

To ensure that your vote is recorded, your proxy must be received by the Company no later than 3:00 p.m. on 24 May 2006.

Q : HOW CAN I VOTE IF I AM A NON-REGISTERD SHAREHOLDER ?

A : If you are a non-registered shareholder and your shares are held by an intermediary (for example, a bank, a trustee or a securities broker), you will not receive a proxy form. You should contact the intermediary if you wish to vote.

Q : HOW WILL MY SHARES BE VOTED IF I RETURN A PROXY FORM ?

A : By properly completing and returning a proxy form, you are authorising the person named in the proxy to attend the AGM and to vote your Shares. The Shares represented by your proxy form must be voted as you instruct in the form. If you do not specify in the proxy form how you wish the votes cast, your proxy will exercise his/her discretion as to how he/she may vote.

Q : CAN I REVOKE A PROXY ?

A : If you are a registered shareholder and have returned a proxy form, you may revoke it by completing and signing a proxy form bearing a later date, and delivering it to the Company's registered office. However, in order to be valid, this latter proxy form should be received by the Company no later than 3:00 p.m. on 24 May 2006.

If you are a non-registered shareholder, you may revoke a proxy or voting instruction given to an intermediary by written notice to the intermediary, provided that the revocation is received before the deadline prescribed by the intermediary for such purpose.

Q : CAN I ATTEND AND VOTE AT THE AGM IF I HAVE RETURNED A PROXY ?

A : Even if you have completed and returned a proxy form, you can still attend and vote at the AGM if you so wish.

Q : AM I ENTITLED TO VOTE IF I AM AN ADS HOLDER ?

A : Provided that you are a holder of ADS as of the ADS record date on 17 May 2006, you are eligible to participate in voting process but only through the completion and return of proxy materials.

Q : HOW CAN I VOTE IF I AM AN ADS HOLDER ?

A : If you are a registered ADS holder, you (whether domiciled in U.S. or not) will receive proxy materials from Citibank, N.A., being the ADS Depositary Bank of the Company, and you have to forward your voting instructions to Citibank, N.A. directly. If you are a non-registered ADS holder, you will receive proxy materials through Citibank's distribution agent and you have to forward your voting instructions through such agent. You should contact Citibank, N.A. if you wish to vote.

Q : HOW ARE VOTES TAKEN AT THE AGM ?

A : According to the Company's Articles of Association, votes can be taken either by a show of hands or on a poll. On a show of hands, one shareholder has one vote whereas on a poll, one shareholder has one vote for each share he/she is holding.

In general, a resolution will be voted on by a show of hands unless a poll is demanded before or on the declaration of the result of the show of hands by:

(a) the Chairman of the meeting; or

(b) at least 3 shareholders present at the meeting in person or by proxy; or

(c) any shareholder or shareholders holding in aggregate not less than 10% of the Company's issued share capital.

In addition, the chairman of a meeting and/or directors who, individually or collectively, hold proxies in respect of Shares representing 5% or more of the total voting rights at a particular meeting shall demand a poll in certain circumstances where, on a show of hands, a meeting votes in the opposite manner to that instructed in those proxies.

As a good corporate governance practice, the Board of Directors has resolved that as a matter of policy, all resolutions put to shareholders at general meetings will be voted on by poll.

Q : HOW CAN I KNOW THE OUTCOME OF THE POLL RESULTS ?

A : The outcome of the poll results will be posted on the Company's website at www.bochk.com and the Stock Exchange's website at www.hkex.com.hk and published in the press on the next business day following the AGM.

Q : HOW CAN I PUT FORWARD A PROPOSAL FOR CONSIDERATION BY THE SHAREHOLDERS AT A GENERAL MEETING ?

A : The following persons (the "requisitionists") are entitled to put forward a proposal (which may properly be put to the meeting) for consideration by the shareholders at a general meeting:

(a) any shareholders holding together at least 2.5% of the Company's issued share capital; or

(b) any group of at least 50 shareholders holding together at least 20,000 Shares of the Company.

The request must be made in writing, signed by the requisitionists and received by the Company not less than six weeks before the meeting if it is proposed to pass a resolution or not less than one week before the meeting in all other cases. The requisitionists must deposit a sum reasonably sufficient to meet the Company's expenses in complying with such request.

Q : HOW CAN I CONVENE AN EXTRAORDINARY GENERAL MEETING ?

A : Any shareholders holding together at least 5% of the Company's issued share capital may request the directors to convene an extraordinary general meeting. The requisition must state the objects of the meeting, be signed by the requisitionist(s) and deposited at the registered office of the Company. The Directors shall, within 21 days of the deposit of the requisition, call a general meeting to be held within a further period of 28 days.

Q : WHAT IF I HAVE A QUESTION ?

A : If you have any questions regarding the AGM, please contact the Company Secretary as follows:

Address : 52nd Floor, Bank of China Tower,
1 Garden Road, Central, Hong Kong
Tel. No. : (852) 2846 2700
Fax No. : (852) 2810 5830
Email : investor_relations@bochk.com

閣下如對本文件或應採取的行動**有任何疑問**，應諮詢 閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下**全部**中銀香港(控股)有限公司**股份售出**，應立即將本文件及隨附的代表委任表格以及(如適用)2005年年報或2005年度財務摘要報告交予買方或承讓人，或送交經手買賣或轉讓的銀行、股票經紀或其他代理商，以便轉交買方或承讓人。

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(於香港註冊成立之有限公司)
(股份代號：2388)

股東週年大會通告

及

發行及購回股份的一般授權之建議

中銀香港(控股)有限公司謹訂於2006年5月26日星期五下午3時正(將於下午2時30分開始辦理登記手續)假座香港灣仔港灣道1號香港會議展覽中心會議室401(請使用港灣道入口)舉行股東週年大會，股東週年大會通告載於本文件內。

不論 閣下能否出席股東週年大會，務請細閱大會通告並盡早將隨附的代表委任表格按其上印列的指示填妥交回，惟無論如何須於股東週年大會的指定舉行時間48小時前送達中銀香港(控股)有限公司之註冊辦事處，地址為香港花園道1號中銀大廈52樓。閣下填妥及交回代表委任表格後，屆時仍可親自出席股東週年大會並於會上投票。

2006年4月10日

(此中文譯本只供參考，內容以英文本為準)

目錄

頁次

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「美國預託股份」	本公司的美國預託股份；
「股東週年大會」	本公司將於2006年5月26日（星期五）下午3時正（將於下午2時30分開始辦理登記手續）假座香港灣仔港灣道1號香港會議展覽中心會議室401舉行的股東週年大會；
「董事會」	本公司的董事會；
「中國銀行」	中國銀行股份有限公司（前稱中國銀行），一家根據中國法例成立之商業銀行及股份制有限責任公司；
「中銀香港」	中國銀行（香港）有限公司，根據香港法例註冊成立之公司，並為本公司之全資附屬公司；
「匯金」	中央匯金投資有限責任公司；
「委員會」	由董事會設立的附屬委員會；
「公司條例」	香港法例第32章之公司條例；
「本公司」	中銀香港（控股）有限公司，根據香港法例註冊成立的公司，其股份於聯交所上市；
「本集團」	本公司及其附屬公司；
「香港」	中華人民共和國香港特別行政區；
「最後可行日期」	2006年3月31日，即本通函付印前確認所載若干資料之最後可行日期；
「上市規則」	聯交所證券上市規則；
「中國」	中華人民共和國；
「股份」	本公司股本中每股面值5.00港元之普通股；
「股份購回授權」	建議購回股份的一般授權；
「股份購回決議案」	審批股份購回授權的建議決議案；及
「聯交所」	香港聯合交易所有限公司。

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(於香港註冊成立之有限公司)

董事會：
* 肖　鋼先生(董事長)
* 孫昌基先生(副董事長)
　和廣北先生(副董事長兼總裁)
* 華慶山先生
* 李早航先生
* 周載群先生
* 張燕玲女士
** 馮國經博士
** 高銘勝先生
** 單偉建先生
** 董建成先生
** 童偉鶴先生
** 楊曹文梅女士

* *非執行董事*
** *獨立非執行董事*

註冊辦事處：
香港花園道1號
中銀大廈52樓

敬啟者：

本人代表董事會邀請　閣下出席將於2006年5月26日星期五下午3時正假座香港會議展覽中心舉行的股東週年大會。股東週年大會為　閣下提供了與董事會和高層管理人員見面的機會，亦是　閣下提出關於本集團運作和管理的良好時機。

股東週年大會需要處理的事務詳列於緊隨本函之後的股東週年大會通告內。閣下的參與是十分重要的，無論　閣下是否出席股東大會，閣下都可以行使投票權。如果　閣下未能親自出席，我們亦鼓勵　閣下填妥及交回隨附之代表委任表格以作投票。即使　閣下將代表委任表格填妥及交回本公司後，若有此意願，屆時　閣下仍可親自出席股東週年大會。

我們深信良好的公司治理對於我們的長久發展至關重要，並以提高公司治理標準為目標。為了加強我們的公司治理及進一步增加我們的透明度，我們在本文件內向股東提供了詳盡的資料，包括擬在股東週年大會上通過的決議案的說明資料(見附錄一)、退任董事的簡介(見附錄二)、及關於股東週年大會及投票的常見問題(見附錄四)，以便股東對其在股東週年大會上的權利有進一步的了解，及能夠在掌握足夠及必須的資料的情況下作出決定。此外，為了貫徹良好的公司治理常規，董事會已決議通過今後所有向股東大會提交的決議案均須按點算股數的方式於股東大會上進行表決，並作為一項公司政策予以確定。為此，我們已委任本公司的股份過戶登記處香港中央證券登記有限公司作為本公司的監票人，有關投票結果將安排在報章刊登，並上載於本公司的網頁，網址為www.bochk.com，及聯交所的網頁，網址為www.hkex.com.hk。

董事會認為所有將在股東週年大會上提呈的決議案均符合本公司及其股東的整體利益，故建議　閣下贊成所有在股東週年大會上提呈的決議案。

我們期待在股東週年大會上與　閣下見面並解答　閣下提出的問題。

此致

列位股東　台照

主席
肖　鋼
謹啟

2006年4月10日

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(於香港註冊成立之有限公司)
(「本公司」)

股東週年大會通告

茲通告本公司謹訂於2006年5月26日星期五下午3時正(於下午2時30分開始辦理登記手續)假座香港灣仔港灣道1號香港會議展覽中心會議室401(請使用港灣道入口)舉行股東週年大會，以處理下列事務：

普通事務

1. 採納本公司截至2005年12月31日止年度之經審核財務報表、董事會報告及審計師報告。

2. 宣佈分派截至2005年12月31日止年度的末期股息，每股0.48港元。

3. 重選董事。

4. 重新委任羅兵咸永道會計師事務所為本公司審計師，並授權董事會或其授權的附屬委員會釐定其酬金。

特別事務

考慮並酌情通過(無論有否修訂)下列普通決議案：

5. 「**動議**：

(A) 在本決議案(B)段的規限下，一般及無條件地批准董事會於有關期間行使本公司一切權力，以分配、發行、授出、分派及以其他方式處理額外股份，及作出、發行或授出因而將須或可能須於有關期間或其後分配、發行、授出、分派或以其他方式處理股份的要約、協議、期權、認股權及其他證券；

(B) 除了在下列情況下：

(i) 供股；或

(ii) 根據本公司所發行的任何認股權證或可轉換為股份的任何證券的條款行使認股權或換股權；或

(iii) 依據按本公司當時的公司組織章程細則作出的任何以股代息或類似安排，配發股份以代替股份的全部或部份股息；或

(iv) 依據本公司當時採納的任何認股權計劃或以儲蓄為基礎的認股權計劃或類似安排，向該等計劃或安排的合資格參與者授出或發行股份或認購股份的權利，包括但不限於依據本公司股東於2002年7月10日通過及採納的2002年認股權計劃及2002年股份儲蓄計劃進行者，

根據本決議案(A)段的授權由董事會(不論是根據認股權、換股權或在其他情況下)分配、發行、授出、分派或以其他方式處理或有條件或無條件同意分配、發行、授出、分派或以其他方式處理的股本面值總額不得超過下列兩項之總和：

(a) 於本決議案通過之日本公司已發行股本面值總額的20%，或當發行股份純粹為籌集資金並與任何收購事項無關時，本公司已發行股本面值總額的10%；及

(b) (倘董事會獲本公司股東另行通過決議案授權)本公司於本決議案通過後購回的本公司股本面值總額(最多相等於在本決議案通過之日本公司已發行股本面值總額的10%),

而上述授權將按此而受限制;及

(C) 就本決議案而言:

(i) 「有關期間」指由本決議案通過之日(包括該日)起至下列情況中最先發生者發生時為止的一段期間:

(a) 本公司下一屆股東週年大會結束;

(b) 按本公司的公司組織章程細則或按適用法例規定本公司須舉行下一屆股東週年大會的期限屆滿;及

(c) 本決議案所授予的權力經本公司股東在股東大會上通過普通決議案予以撤銷或更改;

(ii) 「供股」指於董事會訂定的期間,向於指定記錄日期名列本公司股東名冊的股份持有人(及名列於有關名冊的本公司認股權持有人及其他附帶認購或購買本公司股份的權利的證券的持有人(如適用)),按彼等當時持有該等股份(及該等認股權證及其他證券(如適用))的比例,要約發售股份(惟董事會有權就零碎股份,或根據適用於本公司的任何司法權區或地區之法律下的任何法定或實務限制或責任,或任何認可監管機構或任何證券交易所的規定,而作出其認為必要或權宜的除外或其他安排);及

(iii) 「股份」指本公司股本中每股面值5.00港元的普通股。」

6. 「**動議**:

(A) 在本決議案(B)段的規限下,一般及無條件地授權董事會於有關期間行使本公司一切權力,以根據所有適用法律,包括香港股份購回守則及香港聯合交易所有限公司證券上市規則(經不時修訂的),於香港聯合交易所有限公司(「聯交所」)或股份於其上市並獲香港證券及期貨事務監察委員會及聯交所認可的任何其他證券交易所購回股份;

(B) 根據本決議案(A)段的授權由董事會購回或有條件或無條件同意購回的股份面值總額不得超過本決議案通過之日本公司已發行股本面值總額的10%,而上述授權將按此而受限制;及

(C) 就本決議案而言:

(i) 「有關期間」指由本決議案通過之日(包括該日)起至下列情況中最先發生者發生時為止的一段期間:

(a) 本公司下一屆股東週年大會結束;

(b) 按本公司的公司組織章程細則或按適用法例規定本公司須舉行下一屆股東週年大會的期限屆滿;及

(c) 本決議案所授予的權力經本公司股東在股東大會上通過普通決議案予以撤銷或更改;

(ii) 「股份」指本公司股本中每股面值5.00港元的普通股。」

7. 「**動議**，在第5及第6項決議案獲通過的情況下，批准將本公司根據第6項決議案獲授權購回本公司股份之面值總額之數額加入根據第5項決議案本公司董事會可行使本公司權力以分配、發行、授出、分派或以其他方式處理額外股份之一般授權；惟所加入的數額不得超過於第5及第6項決議案獲通過之日本公司已發行股本面值總額的10%。」

承董事會命
公司秘書
楊志威 謹啟

香港，2006年4月10日

註冊辦事處：
香港
花園道1號
中銀大廈
52樓

附註：

1. 為了貫徹良好的公司治理常規，董事會已決議通過今後所有向股東大會提交的決議案均須按點算股數的方式於股東大會上進行表決，並作為一項公司政策予以確定。

2. 凡有權出席上述會議並在會上表決的股東均有權委派一名或兩名代表代其出席會議，並代其投票。該代表毋須是本公司的股東。

3. 委任代表之文據及簽署人之授權書或其他授權文件（如有者）或經公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會的指定召開時間48小時前交回本公司註冊辦事處，方為有效。股東填妥及交回代表委任表格後，屆時仍可親自出席股東週年大會或其任何續會並在會上投票。

4. 本公司的股東名冊將於2006年5月18日星期四至2006年5月23日星期二（首尾兩天包括在內）期間暫停辦理本公司股份過戶登記手續，以確定有權收取建議的末期股息的股東名單。為取得收取建議的末期股息的資格，所有股份過戶文件連同有關股票必須在2006年5月17日星期三下午4時正前交給本公司的股份過戶登記處，香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

5. 關於第3項決議案，將於股東週年大會上膺選連任的獨立非執行董事：高銘勝先生、單偉建先生及童偉鶴先生已分別就其獨立性向本公司作出書面確認。基於該等確認及董事會所掌握的資料，及參考董事會於2005年採納的「董事獨立性政策」，董事會認為高先生、單先生及童先生乃屬獨立人士。此外，由於前述各董事皆具備豐富的學識及相關經驗，董事會相信其膺選連任符合本公司及整體股東的最佳利益。

6. 就第6項決議案而言，根據上市規則規定須就此向股東提供的說明函件已載於本文件附錄三內。

7. 第5及第7項決議案旨在遵守公司條例（香港法例第32章）第57B條及上市規則的規定取得股東的一般授權，以便在本公司適宜發行新股份時，董事會可享有靈活性以酌情決定分配及發行相當於本公司已發行股本面值的20%或10%（視情況而定）及本公司根據第6項決議案所授予的一般授權而購回的股本面值，兩者總和的新股份（詳情請見第5、6及7項決議案）。

8. 如屬聯名股東，若親自或委派代表出席的聯名股東多於一人，則由較優先的聯名股東所作出的表決，不論是親自或由代表作出的，須被接受為代表其餘聯名股東的唯一表決。就此而言，股東的優先次序須按本公司股東名冊內與有關股份相關的聯名股東排名先後而定。因此，建議有意聯名登記持有本公司股份的投資者注意上述規定。

1. **截至2005年12月31日止年度之經審核財務報表**

本集團截至2005年12月31日止年度之業績載列於本公司2005年年報內，業績概要亦載列於2005年度財務摘要報告內。閣下可以在本公司網址www.bochk.com及聯交所網址www.hkex.com.hk閱覽上述兩份文件（英文版及中文版）。閣下亦可向本公司的股份過戶登記處香港中央證券登記有限公司（地址：香港灣仔皇后大道東183號合和中心46樓）免費索取本公司年報（英文版或中文版或兩者）。

倘 閣下對如何索取年報或如何在本公司網址上閱覽該文件有任何疑問，請致電本公司熱線(852)2846 2700。

2. **宣佈派發2005年末期股息**

董事會建議派發末期股息每股0.480港元，惟必須待股東於股東週年大會上批准後方可作實。如獲批准，是項末期股息將會於2006年5月30日（星期二）派發予於2006年5月23日（星期二）名列本公司股東名冊內之股東。連同於2005年8月宣佈派發的每股0.328港元的中期股息，2005年共派發股息每股0.808港元。

3. **董事的膺選連任**

本公司組織章程細則第98條規定，於每年股東週年大會上，三分之一的董事或最接近但不少於三分之一之董事將輪流退任，但可膺選連任。因此，肖鋼先生、和廣北先生、李早航先生及單偉建先生將依章輪值並於即將舉行之股東週年大會上告退，並願意膺選連任。儘管《公司條例》沒有強制規定，本公司仍將以獨立決議案動議股東通過每一位退任董事的連任。

此外，本公司組織章程細則第103條規定，獲董事會委任的董事之任期將於下屆股東週年大會屆滿，但可於該大會膺選連任。因此，高銘勝先生及童偉鶴先生將於即將舉行之股東週年大會上告退，並願意膺選連任。

關於退任董事的簡介及其在董事會及董事會附屬委員會會議的出席率（如有者）載列於本通函附件二。

所有即將退任非執行董事的固定任期均約為三年，並須根據本公司組織章程細則的規定輪流告退。即將退任的非執行董事亦獲發正式委任書以訂明其委任的主要條款及條件。和廣北先生為執行董事，根據本公司與和先生簽訂的服務合約的規定，和先生的任期為三年。除了和先生外，所有即將退任的董事均未與本公司訂立任何服務合約。

作為本公司董事，每一位退任董事均可收取每年200,000港元的董事袍金及其參與董事會附屬委員會工作的額外酬金，即每擔任一委員會主席的董事，每年另獲發額外酬金100,000港元，每擔任一委員會成員的董事，每年另獲發額外酬金50,000港元。前述酬金水平乃根據董事對本公司的職責及責任，並參照市場情況而釐定，並已獲股東於前幾年的股東大會上通過。執行董事和先生的酬金則由董事會或董事會授權的附屬委員會，根據和先生對本集團的職責及責任、公司及其個人表現，並參照市場情況而釐定。

將於股東週年大會上膺選連任的獨立非執行董事：高銘勝先生、單偉建先生及童偉鶴先生已分別就其獨立性向本公司作出書面確認。基於該等確認及董事會所掌握的資料，及參考董事會於2005年採納的並載列比上市規則更嚴謹的獨立性要求的「董事獨立性政策」，董事會認為高先生、單先生及童先生乃屬獨立人士。此外，由於前述各董事皆具備豐富的學識及相關經驗，董事會相信其膺選連任符合本公司及整體股東的最佳利益。

肖先生及李先生是中國銀行董事。中國銀行是本公司控股股東，並於2004年8月重組為一家股份制有限公司及更改公司名稱為中國銀行股份有限公司。和先生是中國銀行重組前的董事及副行長。除上述所披露外，各退任董事與本公司任何董事、高層管理人員、主要或控股股東並不存在任何關係。

所有即將退任的董事皆是本公司主要營運公司中銀香港的董事。此外，和先生亦是本公司及本公司若干附屬公司（中銀香港除外）的董事。除前述披露外，所有即將退任的董事概沒有在本公司或其任何附屬公司擔任任何職位。

本公司直接控股公司BOC Hong Kong (BVI) Limited根據上市前認股權計劃向和先生及李先生授予認股權。截至2005年12月31日止，和先生及李先生尚未行使的認股權數目分別為1,084,500及1,446,000，分別佔本公司於最後可行日期的已發行股本的0.010%及0.014%。該等認股權詳情載列於本公司2005年年報之董事會報告內。除前述披露外，所有即將退任的董事概無擁有任何本公司股份之權業（按《證券及期貨條例》第XV部所指的定義）。

最後，所有即將退任的董事並沒有任何根據《上市規則》第13.51(2)條(h)至(v)小段的要求而須予披露的資料，亦沒有任何須提請股東注意的事項。

4. **重新委任審計師**

根據董事會於2005年採納的「外部審計師管理政策」，稽核委員會已按該政策內參考國際最佳慣例而制訂的原則及標準，對本集團外部審計師羅兵咸永道會計師事務所的獨立性、客觀性及其審計程序的有效性作出檢討及監察，並滿意有關檢討的結果。根據稽核委員會的建議，董事會將向股東建議於2006年度股東週年大會上重新委任羅兵咸永道會計師事務所為本集團審計師；倘獲股東授權，董事會將授權稽核委員會釐定羅兵咸永道會計師事務所的酬金。

於2005年度，本集團須向羅兵咸永道會計師事務所支付的費用合共3,500萬港元，其中2,700萬港元為審計費，而800萬港元為其它費用。於2004年度，羅兵咸永道會計師事務所所收取費用合共4,000萬港元，其中2,400萬港元為審計費（包括審閱2004年中期業績），而1,600萬港元為其它服務的費用。

稽核委員會根據董事會的授權審議及通過2,700萬港元的2005年度審計服務費用。稽核委員會亦已審閱並通過了2005年度的非審計服務及800萬港元的相關費用，並對有關非審計服務並沒有影響到羅兵咸永道會計師事務所的獨立性感到滿意。非審計服務主要包括稅務相關的服務（費用約200萬港元）、盡職調查服務（費用約200萬港元）及會計諮詢服務（費用約300萬港元）。

5. **發行及購回股份的一般授權**

本公司股東於2005年5月26日召開的股東週年大會上通過了多項決議案，授予董事會一般授權以(i)配發、發行及以其他方式處置數量最多達本公司於通過該等決議案之日已發行股本20%，或如發行股份純粹為籌集資金並與任何收購事項無關時，則當日已發行股本的10%，另加本公司已購回之股份面值總額的股份；及(ii)在聯交所購回最多達本公司於通過該等決議案之日已發行股本10%的股份。根據公司條例及按上市規則的規定，除非董事會在本屆股東週年大會上獲股東繼續授權，否則上述一般授權將於該大會結束時失效。

董事會考慮到投資者對因行使發行股份的一般授權而可能引致的攤薄股東價值的關注。另外，本公司亦承諾採納高標準的公司治理。因此，在本屆股東週年大會上，在繼續授權董事會配發及發行本公司股份的同時，董事會將如往年一樣，建議當發行股份純粹為籌集資金並與任何收購事項無關時，將該一般授權上限設於股東通過之日本公司已發行股本的10%（相對於20%而言），在其他情況下，該一般授權將維持於20%。為了進一步保障股東的權利，董事會已就純粹為籌集資金而行使發行股份的授權而採納下列內部政策：

(a) 當發行價對股份收市價的折扣率對股東價值造成重大攤薄時，董事會將不會行使發行新股的一般授權。

(b) 董事會將考慮一切有關因素，包括集團的資本充足比率，特別是其一級資本，籌集二級資本的效益，本集團業務發展所需的資金、股東獲公平對待的原則，按比例分配的股東權利及供股等其他選擇。

另一方面，行使購回股份授權可以提昇股東價值，包括淨資產或每股盈利、股本回報率等。因此，董事會建議2005年維持於股東通過之日本公司已發行股本10%的股份購回授權。同樣地，為了體現良好的公司治理，董事會已就行使該授權而採納下列內部政策：

(a) 啓動購回股份機制的觸發事項包括：

- 股價低於股份的公允價值。
- 本集團出現盈餘資金，而該資金超過本集團短期至中期業務發展的需求。
- 董事會認為行使有關授權以增加本公司股東資金回報率、淨資產回報率或每股盈利屬恰當及合適的做法。

(b) 一般情況下，股份購回會在聯交所進行。但是，如果預計股份購回的規模可能會擾亂本公司股份於市場上的交易時，董事會可以考慮通過公開要約，即按現有股東的持股量按比例購回的形式進行股份回購。

(c) 購回股份的價格不應該高於本公司股份的公允價值。

於最後可行日期之日，本公司已發行股本為10,572,780,266股股份。倘有關普通決議案獲通過，並假定在股東週年大會舉行前不再發行或購回任何股份，全面行使20%及10%發行股份的一般性授權可分別發行最多達2,114,556,053股及1,057,278,026股股份，全面行使有關股份購回授權可購回最多達1,057,278,026股股份。

關於繼續授權董事會配發及發行本公司股份及股份購回授權決議案的全文載於本文件的股東週年大會通告內。按上市規則規定須就股份購回授權送呈各股東的說明函件亦已載於本文件之附錄三內。

為了加深股東對退任並膺選連任董事的認識，並作出有效的決定，以下載列退任董事的簡介及其於董事會及董事會附屬委員會會議的出席紀錄（如有者）供各股東參閱。

1. **肖鋼先生**，*董事長*

47歲，於2003年5月28日獲委任為董事，為本公司及中銀香港董事長，並於2006年3月之前擔任風險委員會主席。彼亦為BOC Hong Kong (BVI) Limited及中銀香港（集團）有限公司董事。肖先生於2003年3月至2004年8月擔任中國銀行董事長、行長，並自2004年8月起擔任中國銀行股份有限公司董事長。在加入中國銀行以前，肖先生從1981年開始在中國人民銀行工作，曾擔任中國人民銀行政策研究室主任、中國外匯交易中心總經理、計劃資金司司長、行長助理兼貨幣政策司司長、行長助理兼中國人民銀行廣東省分行行長、國家外匯管理局廣東省分局局長，並於1998年至2003年期間擔任中國人民銀行副行長。於2003年6月至2004年12月期間，彼曾獲委任為中國銀行業協會會長。肖先生畢業於中國人民大學法學院，取得法學碩士學位。

肖先生在2005年召開的6次董事會會議中出席了5次，並出席了5次風險委員會會議。

2. **和廣北先生**，*副董事長兼總裁*

51歲，於2002年6月17日獲委任為非執行董事，並於2003年5月28日獲委任為副董事長兼總裁，負責中銀香港整體業務及營運。和先生亦為本公司及中銀香港戰略及預算委員會成員，集友及南商董事長、香港銀行同業結算有限公司及香港銀行同業結算服務有限公司主席、香港印鈔有限公司董事。和先生為中銀香港於香港銀行公會之指定代表，並於2005年擔任該會主席。彼亦擔任多項公職，包括金管局外匯基金諮詢委員會及銀行業諮詢委員會成員、香港政府策略發展委員會的行政委員會成員、香港機場管理局董事會成員、大珠三角商務委員會成員、香港中國企業協會顧問及香港總商會理事會成員。和先生於1980年加入中國銀行，自此於中國銀行擔任不同職位，曾先後在紐約分行及巴黎分行工作，並自1999年至2004年擔任中國銀行常務董事；自2000年至2003年期間擔任中國銀行副行長。和先生於1979年在北京第二外語學院畢業，取得學士學位，並於1985年在美國德克薩斯州州立大學取得國際管理學碩士學位。

和先生出席了在2005年召開的6次董事會。董事會於2005年12月成立戰略及預算委員會，該會並沒有在2005年召開任何會議。

3. **李早航先生**，*非執行董事*

50歲，於2002年6月17日獲委任為董事，為本公司及中銀香港非執行董事、提名及薪酬委員會成員。李先生亦為中銀集團保險有限公司及加拿大中國銀行董事長。李先生於1980年加入中國建設銀行，曾工作於多個崗位，先後擔任經理、分行行長、總行部門總經理及副行長。李先生自2000年起服務於中國銀行擔任副行長，並曾先後出任常務董事、執行董事職位。李先生畢業於南京信息工程大學。

李先生在2005年召開的6次董事會會議中出席了5次，在召開的5次提名及薪酬委員會會議中出席了4次。

4. **高銘勝先生**，*獨立非執行董事*

55歲，於2006年3月23日獲委任為董事，為本公司及中銀香港獨立非執行董事、風險委員會主席、稽核委員會成員。現為新加坡商業和管理顧問公司Octagon Advisors Pte Ltd的行政總裁，彼亦擔任新加坡上市公司Singapore Technologies Engineering Ltd 和 Fraser and Neave Limited董事。由2000年至2004年期間，高先生出任新加坡大華銀行(United Overseas Bank)的副行長，及該銀行的執行委員會成員。於此期間，彼主管該銀行的營運、銷售渠道、資訊科技、公司業務、風險管理及合規職能，並於2001年為該銀行與新加坡另一銀行集團華聯銀行(Overseas Union Bank)的成功整合擔當重要角色。在此之前，高先生曾任職新加坡金融管理局24年，在任期間，彼曾以該局銀行及金融機構部副局長的身份，對新加坡金融業的發展及監督作出重大貢獻。高先生曾任半導體製造商Chartered Semiconductor Manufacturing 董事、國際貨幣基金組織兼職顧問。高先生畢業於新加坡南洋大學，主修商科，並取得美國哥倫比亞大學工商管理碩士。

由於高先生於2006年3月23日獲委任為董事，因此並沒有高先生於2005年的會議出席紀錄。

5. **單偉建先生**，*獨立非執行董事*

52歲，於2002年6月17日獲委任為董事，為本公司及中銀香港獨立非執行董事、稽核委員會主席、提名及薪酬委員會成員。單先生現任美國新橋投資有限公司執行合伙人，且為多家公司之董事，包括深圳發展銀行股份有限公司、寶山鋼鐵股份有限公司、台泥國際集團有限公司、中國聯通股份有限公司及聯想集團有限公司。彼曾為JP摩根銀行之董事總經理、韓國第一銀行董事、賓夕凡尼亞大學沃頓商學院教師及華盛頓世界銀行之投資管理人員。單先生於1979年畢業於北京對外貿易學院，主修英語。彼於1981年取得三藩市大學工商管理碩士學位，並分別於1984年及1987年取得加州大學(柏克萊)經濟學文學碩士學位及工商管理博士學位。

單先生出席了2005年召開的6次董事會，6次稽核委員會及在召開的5次提名及薪酬委員會會議中出席了4次。

6. **童偉鶴先生**，*獨立非執行董事*

54歲，於2005年12月1日獲委任為董事，為本公司及中銀香港獨立非執行董事、稽核委員會成員、風險委員會成員、戰略及預算委員會成員。童先生為投資公司 Investcorp 的創辦合伙人之一，現擔任Investcorp的董事總經理，也是該公司科技投資集團的主管。於1984年加入Investcorp 之前，彼曾於美國大通銀行工作近11年，於前、中、後台擔任不同崗位，並曾在該公司位於紐約、巴林、阿布達比和倫敦的辦事處工作。童先生擔任過Investcorp投資的多家公司的董事會成員，包括Club Car、Circle K、Saks Fifth Avenue、Simmons Mattresses、Star Market、Stratus Computer、CSK Auto 以及Utimaco。彼現為Vaultus、Wireless Telecom Group及Viewlocity的董事會成員。童先生亦同時擔任Aaron Diamond愛滋病研究中心的董事會成員兼財務總監，該中心是洛克菲勒大學的附屬機構。此外，彼亦是百人會(Committee of 100)的董事會成員。童先生持有美國哥倫比亞大學化工學的學士學位，是該大學的理事會成員、投資管理公司董事會成員、預算委員會主席及醫學中心委員會成員。

自童先生於2005年12月1日獲委任為董事後，董事會及其附屬委員會並沒有召開任何會議。

本附錄為上市規則所規定之說明函件，旨在向各股東提供必需之資料，以便考慮是否批准股份購回授權；如該建議獲股東通過，則董事會可據此購回本公司股份，惟最多不得超過股份購回決議案通過當日本公司已發行股本10%的股份。上市規則規定，以聯交所作為第一上市地位的公司在聯交所購回其股份前須經股東通過普通決議案給予授權，該授權可以是針對指定的交易而給予的特別授權，亦可以向公司董事會授予一項一般授權。

本附錄亦構成根據公司條例第49BA條所規定的有關股份購回授權的條款的備忘錄。

1. 股本

於最後可行日期之日，本公司的已發行股本為10,572,780,266股股份。

倘股份購回決議案獲通過，並假定在股東週年大會舉行前不會再發行任何股份，根據於最後可行日期本公司已發行股本計算，本公司根據股份購回決議案可購回最多達1,057,278,026股股份。

2. 股份購回之理由

董事會相信股份購回授權符合本公司及其全體股東之利益。視乎當時市場情況及資金安排，購回股份可提高本公司每股資產淨值及/或每股盈利。董事會亦只會在其認為對本公司及其全體股東有利的情況下購回股份。

3. 用作購回股份之資金

本公司在購回股份時，用於購回股份之資金必須依照本公司的組織章程大綱及細則及公司條例規定可合法作此用途之資金撥付。公司條例規定，有關資金必須在公司條例准許的情況下，由本公司可分發利潤及/或為購回股份而發行新股份所得利益中撥付。

倘在建議的股份購回期間內全面行使股份購回授權，不會對本公司營運資金或資本負債比率造成重大不利影響(對照本公司2005年12月31日止年度經審核財務報告書所披露之情況)。

4. 股份價格

在截至最後可行日期止前12個月期間，本公司股份於聯交所之最高及最低成交價如下：

	股份成交價 *(港元)*	
	最高	**最低**
2005年		
4月	14.80	14.15
5月	14.90	14.20
6月	14.75	14.25
7月	15.75	14.45
8月	16.95	15.40
9月	16.20	15.25
10月	15.75	14.15
11月	14.95	14.40
12月	15.10	14.25
2006年		
1月	15.90	14.90
2月	15.80	14.85
3月	15.95	15.00

5. 承諾

董事會已向聯交所作出承諾，在行使本公司權力進行股份購回時，將根據股份購回授權及按照上市規則、香港適用法例、及本公司組織章程大綱及細則之規定進行。

目前概無任何董事及(於作出一切合理查詢後據彼等深知)其聯繫人有意於股東向董事會授予股份購回授權後向本公司出售任何股份。

本公司現時並無接獲關連人士(定義見上市規則)通知，彼等目前有意在股東向董事會授予股份購回授權後，向本公司出售股份；除董事外，並無關連人士向本公司承諾屆時不會向本公司出售股份。

6. 香港公司收購及合併守則的影響

根據董事會所知，全面行使有關股份購回授權在香港公司收購及合併守則下不會帶來任何影響。於最後可行日期之日，匯金實益持有本公司已發行股本65.97%之股份。倘董事會全面行使有關股份購回授權，匯金持有本公司的股份百份比將增加至73.30%。該項增加將不會產生須按照香港公司收購及合併守則第26條之規定提出強制性收購建議之責任。

董事會將確保行使股份購回授權不會導致本公司的公眾持股量低於聯交所就本公司所指定的最低百分率。

7. 本公司購回股份

在本文件刊發日期前6個月內，本公司概無在聯交所或以其他方式購回股份。

問：我是否有權投票？

答：如果　閣下在記錄日期(即2006年5月23日)仍然是本公司股東，閣下便有權投票。

問：我應該如何投票？

答：閣下投票的方式取決於　閣下是否註冊或非註冊股東。如果　閣下是註冊股東，股票上印發的名字是　閣下名字。如果　閣下是非註冊股東，閣下的股份則以中介人(如銀行、受託人或證券行)的名字登記。兩者的行使投票權方法請見下列的問與答。

問：如果我是註冊股東，我應該如何投票？

答：作為註冊股東，閣下可以下列方式投票：

(a) 出席會議

閣下可以親自出席股東週年大會，並在會上投票。如股東為一間公司，該公司必需提交簽妥的代表委任表格或委任公司代表的函件。

或

(b) 委任代表出席

如果　閣下未能親自出席股東週年大會，閣下可以以下列其中一種方法投票：

- 閣下可以委任大會主席代為投票，閣下只須根據代表委任表格上所列指示填上　閣下希望大會主席如何投票的資料，並簽署及將該表格寄回本公司辦事處；或

- 閣下可以委任大會主席以外的人士出席股東週年大會並代為投票。閣下最多可委任兩位代表出席。受委代表毋須為本公司股東，惟須親自代表　閣下出席大會。如果　閣下選擇此種方法投票，閣下必須根據代表委任表格上所列指示填上欲委任代表的姓名及相關資料，並將該表格寄回本公司。

閣下的代表委任表格須於2006年5月24日下午3時正前送達本公司，方為有效。

問：如果我是非註冊股東，我應該如何投票？

答：如果　閣下是非註冊股東及由中介人(如銀行、受託人或證券行)代　閣下持有股份，閣下將不會收到代表委任表格。如果　閣下希望投票，閣下應該聯絡中介人。

問：如果我已寄回代表委任表格，我應該如何投票？

答：只須填妥代表委任表格並寄回本公司，閣下便可委任代表出席股東週年大會並代表　閣下投票。該委任代表須按照　閣下在該表格的投票指示投票。如果　閣下沒有在委任表格內作出具體投票指示，則　閣下委任的代表可自行決定如何投票。

問：我可否撤銷代表委任表格？

答：如果　閣下是註冊股東並已寄回代表委任表格，閣下可以填寫及簽署一份日期較後的代表委任表格，並於2006年5月24日下午3時正前送達本公司辦事處，方為有效。

如果　閣下並非註冊股東，閣下可以向中介人發出關於撤銷代表委任表格的書面通知，但該撤銷通知必須在中介人指明的限期前送達。

問：如果我已寄回代表委任表格，我屆時是否仍然可以親自出席股東週年大會？

答：就算　閣下已填寫並寄回代表委任表格，閣下仍然可以親自出席股東週年大會並在會上投票。

問：如果我持有美國預託股份，我是否有權投票？

答：如果　閣下於美國預託股份記錄日期(即2006年5月17日)仍持有美國預託股份，閣下只要填寫及寄回委任代表投票的資料，閣下便有權投票。

問：如果我持有美國預託股份，應該如何投票？

答：如果　閣下是美國預託股份的註冊持有者(無論是否居住於美國)，閣下將會直接收到本公司美國預託股份託管銀行花旗銀行寄出的委任代表資料，閣下亦需要將投票指示直接寄予花旗銀行。如果　閣下不是美國預託股份的註冊持有者，閣下將收到花旗銀行分銷代理人寄出的委任代表資料，並需將投票指示寄予該代理人。倘　閣下希望投票，閣下應該聯絡花旗銀行。

問：股東週年大會上採用哪種投票方式投票表決？

答：根據本公司組織章程細則的規定，本公司可採用以舉手方式或按點算股數方式進行投票表決。以舉手方式進行表決時，每位股東代表一票，但當以點算股數方式進行表決時，每持有一股股份便代表一票。

一般情況下，決議案皆以舉手方式進行表決，但以下人士有權在宣佈以舉手方式的投票結果時或之前提出按點算股數方式進行表決的要求：

(a) 大會主席；或

(b) 不少於3名親自出席大會的股東或委任代表；或

(c) 任何持有本公司已發行股本共不少於10%的股東。

另外，大會主席及／或董事在會議上個別或共同持有委任代表投票權，佔股份的總投票權(可在該會議投票)5%以上，必須在若干情況下(如大會以舉手方式表決時，表決結果與該等委任代表的表格所指示者相反)要求以按點算股數的方式表決。

為了貫徹良好的公司治理常規，董事會已決議通過今後所有向股東大會提交的決議案均須按點算股數的方式於股東大會上進行表決，並作為一項公司政策予以確定。

問：我如何得悉以點算股數方式投票的結果？

答：投票結果將安排在緊隨股東週年大會後的營業日刊登於報章，並上載於本公司的網頁，網址為www.bochk.com，及聯交所的網頁，網址為www.hkex.com.hk。

問：我如何提呈建議以供股東於股東週年大會上審閱？

答：以下人士(「請求人士」)有權提呈建議(該建議可能被提呈大會上)以供股東於股東大會上審閱：

(a) 任何持有本公司已發行股本不少於2.5%的股東；或

(b) 不少於50名股東，而該等股東合共持有不少於20,000股本公司股份。

請求人士必須以書面提出上述請求，並由請求人士簽署。如屬關於通過決議案的請求，該請求必須於有關會議舉行前不少於六星期送達本公司，如屬關於其他請求，則須於會議舉行前不少於一星期送達本公司。請求人士必須就其請求向本公司交付一筆合理地足以應付為實行該請求而產生的開支。

問：我如何請求召開特別股東大會？

答：任何持有本公司已發行股本共不少於5%的股東均可向董事提出召開特別股東大會的書面請求。該請求書必須述明會議的目的，並由請求人簽署及存放於本公司的註冊辦事處。董事需要在請求書存放日期起計21天內安排在會議通知書發出日期後28天內召開會議。

問：如有查詢，我應該聯絡哪位？

答：閣下如有任何關於股東週年大會的查詢，請聯絡公司秘書：

地址：　香港中環花園道1號中銀大廈52樓
電話：　(852)2846 2700
傳真：　(852)2810 5830
電郵地址：investor_relations@bochk.com

File No. 82-34675

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

PROXY FORM

For the Annual General Meeting of BOC Hong Kong (Holdings) Limited (the "Company") on 26 May 2006 and at any adjournment thereof

I/We(Note 1) ______________________________

of(Note 2) ______________________________

being the registered holder(s) of(Note 3) ______________ ordinary shares of HK$5.00 each in the capital of the Company, hereby appoint the Chairman of the meeting(Notes 4 and 5) or ______________

______________ of ______________ and/or

______________ of ______________

to act as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong (please use Harbour Road entrance) on Friday, 26 May 2006 at 3:00 p.m. and at any adjournment thereof and to exercise all rights conferred on proxies under law, regulation and the Articles of Association of the Company.

I/We wish my/our proxy to vote as indicated below in respect of the resolutions to be proposed at the Meeting.

Please indicate how you wish your vote(s) to be cast by ticking the appropriate box next to each resolution. (Note 6)

Resolutions			For	Against
1.	To receive and consider the audited Statement of Accounts and the Reports of the Directors and of the Auditors of the Company for the year ended 31 December 2005.			
2.	To declare a final dividend of HK$0.48 per share for the year ended 31 December 2005.			
3.	(a)	To re-elect Mr. XIAO Gang as a Director of the Company.		
	(b)	To re-elect Mr. HE Guangbei as a Director of the Company.		
	(c)	To re-elect Mr. LI Zaohang as a Director of the Company.		
	(d)	To re-elect Mr. KOH Beng Seng as a Director of the Company.		
	(e)	To re-elect Mr. SHAN Weijian as a Director of the Company.		
	(f)	To re-elect Mr. TUNG Savio Wai-Hok as a Director of the Company.		
4.	To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Board of Directors or a duly authorised Committee of the Board to determine their remuneration.			
5.	Special business: To grant a general mandate to the Board of Directors to allot, issue and deal with additional shares in the Company, not exceeding 20% or, in the case of issue of shares solely for cash and unrelated to any asset acquisition, not exceeding 10% of the issued share capital of the Company as at the date of this Resolution.*			
6.	Special business: To grant a general mandate to the Board of Directors to repurchase shares in the Company, not exceeding 10% of the issued share capital of the Company as at the date of this Resolution.*			
7.	Special business: Conditional on the passing of Resolutions 5 and 6, to extend the general mandate granted by Resolution 5 by adding thereto the shares repurchased pursuant to the general mandate granted by Resolution 6.*			

* *The full text of the Resolutions is set out in the Notice of the Annual General Meeting which is included in the Circular despatched to shareholders.*

Signature ______________________ (Note 7) Dated ______________________, 2006

Notes:

1. Please insert full name(s) in BLOCK CAPITALS.
2. Please insert full address(es) in BLOCK CAPITALS.
3. Please insert the number of shares registered in your name(s); if no number is inserted, this proxy form will be deemed to relate to all shares in the capital of the Company registered in your name(s).
4. If you are a shareholder who is entitled to attend and vote at the meeting, you are entitled to appoint one or two proxies to attend instead of you and to vote on your behalf whether on a show of hands or on a poll. A proxy need not be a shareholder of the Company, but must attend the meeting in person in order to represent you.
5. If a proxy other than the Chairman of the meeting is preferred, cross out the words "the Chairman of the meeting" and insert the full name and address of the proxy (or proxies) desired in the space provided. If no name is inserted, the Chairman of the meeting will act as your proxy. **Any changes should be initialed.**
6. If you return this proxy form without indicating as to how your proxy is to vote on any particular matter, the person appointed as your proxy will exercise his/her discretion as to whether he/she votes and, if so, how and, unless instructed otherwise, he/she may also vote or abstain from voting as he/she thinks fit on any other business (including amendments to resolutions) which may properly come before the meeting.
7. This proxy form must be signed and dated by the shareholder or his/her attorney duly authorised in writing. If the shareholder is a company, it should execute this proxy form under its common seal or by the signature(s) of (a) person(s) authorised to sign on its behalf. **In case of joint shareholdings, any one shareholder may sign this proxy form. The vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint shareholding.**
8. To be valid, this proxy form must be completed and deposited at the Company's registered office at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong, **at least 48 hours before the meeting or adjourned meeting.** If this proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or a copy which has been certified by a notary public) must be deposited at the Company's registered office with this proxy form.
9. Completion and delivery of this proxy form will not preclude you from attending and voting at the meeting if you so wish.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

代表委任表格

適用於2006年5月26日舉行的中銀香港(控股)有限公司(「本公司」)股東週年大會及其任何續會

本人/吾等 *(附註1)* ____________________

地址為 *(附註2)* ____________________

為本公司股本中每股面值5.00港元的普通股份 *(附註3)* ____________________ 股

的登記持有人，茲委任大會主席 *(附註4和附註5)* 或 ____________________

____________________ 地址為 ____________________ 及/或

____________________ 地址為 ____________________

為本人/吾等的代表，代表本人/吾等出席本公司訂於2006年5月26日星期五下午3時正假座香港灣仔港灣道1號香港會議展覽中心會議室401(請使用港灣道入口)舉行的股東週年大會及其任何續會，並在大會及任何續會上代表本人/吾等投票及行使法律、法規及本公司組織章程細則賦予代表的一切權利。

本人/吾等希望本人/吾等的代表按以下指示就將於大會上提呈的各項決議案投票。

請於下列各項決議案旁邊的適當空格內劃上「√」號，以顯示　閣下的投票意向。(附註6)

決議案	贊成	反對
1. 採納本公司截至2005年12月31日止年度之經審核財務報表、董事會報告及審計師報告。		
2. 宣佈分派截至2005年12月31日止年度的末期股息，每股0.48港元。		
3. (a) 重選肖鋼先生為本公司董事。		
(b) 重選和廣北先生為本公司董事。		
(c) 重選李早航先生為本公司董事。		
(d) 重選高銘勝先生為本公司董事。		
(e) 重選單偉建先生為本公司董事。		
(f) 重選童偉鶴先生為本公司董事。		
4. 重新委任羅兵咸永道會計師事務所為本公司審計師，並授權董事會或其授權的附屬委員會釐定其酬金。		
5. 特別事務：向董事會授予一般授權，以分配、發行及處理本公司的額外股份，該等額外股份的數量不得超過本決議案通過當日本公司已發行股本的20%或，如發行股份純粹為籌集資金並與任何收購事項無關時，則不得超過10%。*		
6. 特別事務：向董事會授予一般授權，以購回本公司的股份，所購回的股份不得超過本決議案通過當日本公司已發行股本的10%。*		
7. 特別事務：在第5及第6項決議案獲得通過的條件下，批准將根據第6項決議案授予的一般授權而購回的本公司股本面值總額附加於根據第5項決議案授予的一般授權內。*		

* *決議案全文載於向股東寄發的通函的股東週年大會通告內。*

簽名 ____________________ *(附註7)*　　　　日期：2006年 ________ 月 ________ 日

附註：

1. 請用正楷填上姓名。
2. 請用正楷填上地址。
3. 請填上以　閣下名義登記的股份數目。如未有填上股數，則本代表委任表格將被視為與全部以　閣下名義登記的本公司股份有關。
4. 凡有權出席大會並在會上投票的股東均有權委派一位或兩位代表出席，並在以舉手方式或以股數進行投票時代其投票。受委代表毋須為本公司股東，惟須親自代表　閣下出席大會。
5. 如欲委任大會主席以外的人士出任代表，請刪除「大會主席」等字，並在適當空位上填上欲委任的代表的姓名及地址。**任何改動必須由簽署人簡簽示可。**
6. 如　閣下並無在代表委任表格上作出具體投票指示，獲委任為　閣下代表的人士可自行酌情決定是否投票及(倘投票)如何投票，而除另有指示外，該代表亦可自行酌情就於大會上提出的任何其他事項(包括對決議案的修改)投票或放棄投票。
7. 本代表委任表格必須由　閣下或　閣下以書面正式授權人士簽署並註明日期。如股東為一間公司，則代表委任表格須加蓋法團印章或由公司正式授權人親筆簽署。**如屬聯名股東，任何一位聯名股東均可簽署代表委任表格，惟若親自或委派代表出席的聯名股東多於一人，則由較優先的聯名股東所作出的表決，不論是親自或由代表作出的，須被接受為代表其餘聯名股東的唯一表決。就此而言，股東的優先次序須按本公司股東名冊內與有關股份相關的聯名股東排名先後而定。**
8. 代表委任表格須於**大會或其續會舉行時間48小時前填妥並交回**本公司註冊辦事處，地址為香港花園道1號中銀大廈52樓，方為有效。倘若代表委任表格乃經授權簽署，據以簽署表格的授權書或其他授權文件(或經由公證人簽署證明的副本)，必須連同代表委任表格送交本公司註冊辦事處。
9. 填妥及交回本代表委任表格並不影響　閣下出席大會並於會上投票的權利。

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No. 82-34675

Dear Sir or Madam,
敬啟者：

Annual Report 2005
2005 年年報

The Annual Report 2005 of BOC Hong Kong (Holdings) Limited (the "Company") has been prepared in English and Chinese. A copy prepared in the language different from that in which you have received is available upon request. To request such copy, please complete the request form below and send it to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, using this aerogram. The Annual Report 2005 is also available (in English and Chinese) on the Company's website at www.bochk.com.

中銀香港(控股)有限公司(「本公司」)2005年年報備有英文及中文版。本公司在收到 閣下的要求後，將提供 閣下所收到的版本以外另一種語言編製的版本。如欲索取另一種的版本，請填寫下方的回條，然後以本郵簡把回條寄交本公司的股份過戶登記處香港中央證券登記有限公司。閣下亦可在本公司網址(www.bochk.com)閱覽2005年年報(英文及中文版)。

If you have any queries about how to obtain copies of the Annual Report 2005 or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

倘 閣下對於如何取得2005年年報或如何在本公司網址上閱覽該文件有任何疑問，請致電本公司熱線(852) 2846 2700。

中銀香港(控股)有限公司
BOC Hong Kong (Holdings) Limited

****

REQUEST FORM 回條

You do NOT need to complete this form if you have already received both the English and the Chinese versions of the Annual Report 2005 or if you have received the Annual Report 2005 in the language you want.

倘 閣下已收到2005年年報的中、英文兩種版本或 閣下收到的2005年年報版本所採用的語言符合 閣下的意願，則毋須填寫本回條。

☐ I have already received the Chinese version of the Annual Report 2005 but I would now like to receive its English version.
本人已收到2005年年報的中文版，但現在希望收取其英文版。

OR 或

☐ I have already received the English version of the Annual Report 2005 but I would now like to receive its Chinese version.
本人已收到2005年年報的英文版，但現在希望收取其中文版。

Name (姓名) ______________________ Signature (簽名) ______________________ Date (日期) ______________

Address (地址) ____

Contact telephone number (聯絡電話號碼) ____

Note: *If you need to complete and return this form:*
(1) Please tick only one box on this form. Any form with more than one box ticked, with no box ticked or otherwise incorrectly completed will be void.
(2) Please return this form by folding the form according to the indications and mail this form to the Company's Share Registrar using the aerogram at the reverse side.

注意： 閣下如需填寫及交回本回條：
(1) 只須在本回條的一個空格內劃上「✓」號。如在超過一個空格內劃上「✓」號或未有在任何空格內劃上「✓」號或在其他方面填寫不正確，則本回條將會作廢。
(2) 請按指示摺疊本回條，並以背面的郵簡寄回本公司的股份過戶登記處。

請在此摺疊及封口
Please fold and seal here

POSTAGE
WILL BE
PAID BY
LICENSEE
郵費由持
牌人支付

NO POSTAGE
STAMP
NECESSARY IF
POSTED IN
HONG KONG
如在本港投寄
毋須貼上郵票

BUSINESS REPLY SERVICE LICENCE NO.
商業回郵牌號：**6384**

Computershare Hong Kong Investor Services Limited,
46th Floor, Hopewell Centre,
183 Queen's Road East, Wanchai,
Hong Kong

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心46樓

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Dear Sir or Madam,
敬啟者：

Summary Financial Report 2005
2005 年度財務摘要報告

The Summary Financial Report 2005 of BOC Hong Kong (Holdings) Limited (the "Company") has been prepared in English and Chinese. A copy prepared in the language different from that in which you have received is available upon request. To request such copy, please complete the request form below and send it to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, using this aerogram. The Summary Financial Report 2005 is also available (in English and Chinese) on the Company's website at www.bochk.com.

中銀香港(控股)有限公司(「本公司」)2005年度財務摘要報告備有英文及中文版。本公司在收到 閣下的要求後，將提供 閣下所收到的版本以外另一種語言編製的版本。如欲索取另一種的版本，請填寫下方的回條，然後以本郵簡把回條寄交本公司的股份過戶登記處香港中央證券登記有限公司。閣下亦可在本公司網址(www.bochk.com)閱覽2005年度財務摘要報告(英文及中文版)。

If you have any queries about how to obtain copies of the Summary Financial Report 2005 or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

倘 閣下對於如何取得2005年度財務摘要報告或如何在本公司網址上閱覽該文件有任何疑問，請致電本公司熱線(852) 2846 2700。

中銀香港(控股)有限公司
BOC Hong Kong (Holdings) Limited

****

REQUEST FORM 回條

You do NOT need to complete this form if you have already received both the English and the Chinese versions of the Summary Financial Report 2005 or if you have received the Summary Financial Report 2005 in the language you want.

倘 閣下已收到2005年度財務摘要報告的中、英文兩種版本或 閣下收到的2005年度財務摘要報告版本所採用的語言符合 閣下的意願，則毋須填寫本回條。

☐ I have already received the Chinese version of the Summary Financial Report 2005 but I would now like to receive its English version.
本人已收到2005年度財務摘要報告的中文版，但現在希望收取其英文版。

OR 或

☐ I have already received the English version of the Summary Financial Report 2005 but I would now like to receive its Chinese version.
本人已收到2005年度財務摘要報告的英文版，但現在希望收取其中文版。

Name(姓名) ______________________ Signature(簽名) ______________________ Date(日期) ______________

Address(地址) ____

Contact telephone number(聯絡電話號碼) ____

Note: If you need to complete and return this form:
(1) Please tick only one box on this form. Any form with more than one box ticked, with no box ticked or otherwise incorrectly completed will be void.
(2) Please return this form by folding the form according to the indications and mail this form to the Company's Share Registrar using the aerogram at the reverse side.

注意： 閣下如需填寫及交回本回條：
(1) 只須在本回條的一個空格內劃上「✓」號。如在超過一個空格內劃上「✓」號或未有在任何空格內劃上「✓」號或在其他方面填寫不正確，則本回條將會作廢。
(2) 請按指示摺疊本回條，並以背面的郵簡寄回本公司的股份過戶登記處。

請在此摺疊及封口
Please fold and seal here

POSTAGE
WILL BE
PAID BY
LICENSEE
郵費由持
牌人支付

NO POSTAGE
STAMP
NECESSARY IF
POSTED IN
HONG KONG
如在本港投寄
毋須貼上郵票

BUSINESS REPLY SERVICE LICENCE NO.
商業回郵牌號：**6384**

Computershare Hong Kong Investor Services Limited,
46th Floor, Hopewell Centre,
183 Queen's Road East, Wanchai,
Hong Kong

香港中央證券登記有限公司
香港灣仔皇后大道東 183 號
合和中心 46 樓

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

To: Those shareholders who have chosen to rely on the AR and the SFR posted on the Company's website in lieu of printed copies of those documents and to receive by post a printed copy of the notification of the publication of those documents on the Company's website:

Dear Sir or Madam,

Annual Report 2005 ("AR") and Summary Financial Report 2005 ("SFR")

The AR and the SFR are now available (in English and Chinese) on the website of BOC Hong Kong (Holdings) Limited (the "Company") at www.bochk.com. You may access those documents by clicking "Investor Relations" on the home page of the Company's website, then clicking "Annual Report 2005" and/or "Summary Financial Report 2005" under "What's New" or under "Financial Reports".

If you have any difficulty in receiving or gaining access to the AR or SFR posted on the Company's website for any reason, we will promptly upon your notice send the printed form of the AR or SFR to you free of charge. Further, you may change your choice at any time and choose to receive future corporate communication of the Company in printed form by giving reasonable notice to the Company. The aforesaid notices should be sent to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

If you have any queries about how to obtain copies of the AR or SFR or about how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

For and on behalf of
BOC Hong Kong (Holdings) Limited

致： 選擇了依賴在本公司網址上刊載的年報及財務摘要以代替該等文件的印刷本，並以郵遞方式收取有關該等文件已在本公司網址上發表的通告的股東：

敬啟者：

2005年年報(「年報」)及2005年度財務摘要報告(「財務摘要」)

閣下現在可在中銀香港(控股)有限公司(「本公司」)網址www.bochk.com閱覽年報及財務摘要英文及中文版。如要閱覽該等文件，請在本公司網址主頁按「投資者關係」一項，再在「最新消息」或「財務報告」項下的「2005年年報」及／或「2005年度財務摘要報告」上按一下。

倘 閣下因任何理由以致在收取或接收載於本公司網址上的年報或財務摘要上出現困難，本公司將於接到 閣下通知後，立即向 閣下免費發送該年報或財務摘要的印刷本。此外，閣下亦可隨時通知本公司，以選擇收取本公司今後向股東發出的公司通訊文件的印刷本。前述通知須寄發予本公司股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓。

倘 閣下對於如何索取年報或財務摘要或如何在本公司網址上閱覽該等文件有任何疑問，請致電本公司熱線(852) 2846 2700。

中銀香港(控股)有限公司 謹啟

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED





Summary Financial Report 2005

Moving Forward *with a* Strategy *for* Broader Frontiers

This Summary Financial Report only gives a summary of the information and particulars contained in the "2005 Annual Report" ("Annual Report") of the Company from which this Summary Financial Report is derived. Both the Annual Report and this Summary Financial Report are available (in English and Chinese) on the Company's website at www.bochk.com and the Stock Exchange's website at www.hkex.com.hk. You may obtain, free of charge, a copy of the Annual Report (English or Chinese or both) from the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, details of which are set out in the "Shareholder Information" section of this Summary Financial Report.

Stock code: 2388

BOC Hong Kong (Holdings) Limited ("the Company") was incorporated in Hong Kong on 12 September 2001 to hold the entire equity interest in Bank of China (Hong Kong) Limited ("BOCHK"), its principal operating subsidiary. Bank of China Limited holds a substantial part of its interests in the shares of the Company through BOC Hong Kong (BVI) Limited, an indirect wholly owned subsidiary of Bank of China Limited.

BOCHK is a leading commercial banking group in Hong Kong. With over 280 branches and about 450 ATMs and other delivery channels in Hong Kong, it offers a comprehensive range of financial products and services to retail and corporate customers. BOCHK is one of the three banknote issuing banks in Hong Kong and serves as a Chairman Bank of the Hong Kong Association of Banks on a rotational basis. In addition, BOCHK has 14 branches and sub-branches in the Mainland of China to provide cross-border banking services to customers in Hong Kong and the Mainland. BOCHK was appointed by the People's Bank of China as the only Renminbi (RMB) Clearing Bank in Hong Kong on 24 December 2003 and launched RMB clearing services on 25 February 2004.

The Company began trading on the main board of the Stock Exchange of Hong Kong on 25 July 2002, with stock code "2388", ADR OTC Symbol: "BHKLY".

Shareholders may elect in writing to receive Annual Report or Summary Financial Report (as the case may be) for all future financial years by applying to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, details of which are set out in the "Shareholder Information" of this Summary Financial Report.

This Summary Financial Report is available in both English and Chinese. A copy prepared in the language different from that in which you have received is available by writing to the Company's Share Registrar.

If you have any queries about how to obtain copies of the Company's Annual Report or Summary Financial Report or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

Cover:
In 2005, we succeeded in delivering the highest profit attributable to shareholders and recorded the third consecutive year of double-digit growth since our IPO in 2002.

Looking ahead, our strategic plan for 2006-2011 will steer the Company towards realising the objective of becoming a top-quality financial services group with a powerful base in Hong Kong, a solid presence in the Mainland of China and a strategic foothold in the region. This provides the theme for our annual report "Moving forward with a strategy for broader frontiers".

Symbolising our aspirations for growth is the Bank of China Tower, our headquarters and a landmark in Hong Kong. The picture was selected from the 1,400 entries of the "Splendour of Night — Bank of China Tower Exterior Lighting Photo Competition", which brought to life the unique design of the building and its lighting.

CONTENTS


BANK OF CHINA


OUR Shareholders
OUR Customers
OUR Staff


尊貴
VIP


Five-year Financial Summary

The financial information of the Group for the last five years commencing from 1 January 2001 is summarised below:

	2005	2004	2003	2002	2001[1]
For the year	**HK$'m**	HK$'m	HK$'m	HK$'m	HK$'m
Operating profit before impairment/ provisions on advances	**12,166**	10,352	11,595	12,089	13,162
Operating profit	**14,811**	11,980	9,924	9,234	5,750
Profit before taxation	**16,368**	14,252	8,691	8,068	3,733
Profit for the year	**13,658**	12,121	8,102	6,914	2,901
Profit attributable to the equity holders of the Company	**13,494**	11,963	7,963	6,787	2,768
Per share	**HK$**	HK$	HK$	HK$	HK$
Earnings per share[2]	**1.2763**	1.1315	0.7532	0.6419	0.2618
At year-end	**HK$'m**	HK$'m	HK$'m	HK$'m	HK$'m
Advances and other accounts	**335,355**	309,211	300,094	308,332	308,108
Total assets	**822,105**	796,776	762,587	735,536	766,140
Daily average balance of total assets	**821,679**	776,792	752,058	737,779	810,702
Deposits from customers	**639,464**	631,330	600,642	600,977	606,428
Total liabilities	**741,372**	727,016	701,170	677,751	712,904
Issued and fully paid share capital	**52,864**	52,864	52,864	52,864	52,864
Capital and reserves attributable to the equity holders of the Company	**79,435**	68,521	60,261	56,671	52,170
Financial ratios	**%**	%	%	%	%
Return on average total assets	**1.66**	1.56	1.08	0.94	0.36
Cost to income ratio	**32.02**	34.72	32.79	33.26	30.76
Gross impaired advances to customers as a percentage of gross advances to customers[4]	**1.28**	2.95	5.82	7.98	11.48
Loan to deposit ratio[5]	**52.23**	49.61	51.38	53.42	53.27

1. The Company was incorporated on 12 September 2001 and acquired the entire equity interests in BOCHK on 30 September 2001. The Company subsequently became the holding company of BOCHK and its subsidiaries. The financial information of the Group for the year ended 2001 is prepared as if the group structure, capital structure and operations had been in existence from the beginning of the period presented.
2. Pursuant to written resolutions of all the shareholders of the Company passed on 10 July 2002, the authorised and issued share capital of the Company, comprising 100,000,000,000 and 52,863,901,330 ordinary shares of HK$1.00 each respectively, was consolidated and divided into 20,000,000,000 shares and 10,572,780,266 shares of HK$5.00 each respectively. The amounts for the year ended 2001 had been restated to reflect this change.
3. The financial information prior to 2002 had not been restated to reflect the adoption of SSAP 12 (revised) "Income taxes" as it was impracticable to quantify the allocation of deferred tax impact for the year ended 2001.
4. The "Gross impaired advances to customers as a percentage of gross advances to customers" for the years ended 2001, 2002, 2003 and 2004 are calculated using the same basis as for the year ended 2005, except for the inclusion of effect of repossessed assets under HKFRS 5 in 2005.
5. As at 31 December 2005, deposits from customers also include structured deposits reported as "Trading liabilities and other financial instruments at fair value through profit or loss".
6. On 1 January 2005, a number of new and revised HKFRSs and HKASs came into effect. The resulting changes in accounting treatment and presentation of various profit and loss and balance sheet items may render certain comparative figures not strictly comparable.

Gross impaired advances to customers as a percentage of gross advances to customers


%
12
10
8
6
4
2
0
01 02 03 04 05

Advances and other accounts


HK$'m
340,000
330,000
320,000
310,000
300,000
290,000
280,000
01 02 03 04 05

Deposits from customers


HK$'m
650,000
640,000
630,000
620,000
610,000
600,000
590,000
580,000
01 02 03 04 05

Financial Highlights

For the year	2005 HK$'m	2004 HK$'m	Change +/(-)%
Operating profit before impairment/provisions on advances	**12,166**	10,352	17.52
Operating profit	**14,811**	11,980	23.63
Profit before taxation	**16,368**	14,252	14.85
Profit for the year	**13,658**	12,121	12.68
Profit attributable to the equity holders of the Company	**13,494**	11,963	12.80
Per share	**HK$**	HK$	+/(-)%
Earnings per share	**1.2763**	1.1315	12.80
Dividend per share	**0.8080**	0.7150	13.01
At year-end	**HK$'m**	HK$'m	+/(-)%
Capital and reserves attributable to the equity holders of the Company	**79,435**	68,521	15.93
Issued and fully paid share capital	**52,864**	52,864	–
Total assets	**822,105**	796,776	3.18
Financial ratios	**%**	%	
Return on average total assets[1]	**1.66**	1.56	
Return on average capital and reserves attributable to the equity holders of the Company[2]	**18.24**	18.58	
Cost to income ratio	**32.02**	34.72	
Gross impaired advances to customers as a percentage of gross advances to customers	**1.28**	2.95	
Loan to deposit ratio[3]	**52.23**	49.61	
Average liquidity ratio[4]	**42.02**	36.03	
Capital adequacy ratio[5]	**15.37**	16.14	

1. Return on average total assets = $\frac{\text{Profit for the year}}{\text{Daily average balance of total assets}}$
2. Return on average capital and reserves attributable to the equity holders of the Company = $\frac{\text{Profit attributable to the equity holders of the Company}}{\text{Average of the beginning and ending balance of capital and reserves attributable to the equity holders of the Company}}$
3. Loan to deposit ratio is calculated as at year end. Loan represents gross advances to customers. As at 31 December 2005, deposit also includes structured deposits reported as "trading liabilities and other financial instruments at fair value through profit or loss".
4. Average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the year.
5. Capital adequacy ratio is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance.
6. On 1 January 2005, a number of new and revised HKFRSs and HKASs came into effect. The resulting changes in accounting treatment and presentation of various profit and loss and balance sheet items may render certain comparative figures not strictly comparable.

Capital and reserves attributable to the equity holders of the Company



HK$'m
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
01
02
03
04
05

Total assets



HK$'m
900,000
800,000
700,000
600,000
500,000
400,000
300,000
01
02
03
04
05

Profit attributable to the equity holders of the Company



HK$'m
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
01
02
03
04
05



OUR VISION

To be customer's premier bank

OUR MISSION

Build
customer satisfaction and provide quality and professional service

Offer
rewarding career opportunities and cultivate staff commitment

Create
values and deliver superior returns to shareholders

OUR CORE VALUES

Social Responsibility
We care for and contribute to our communities

Performance
We measure results and reward achievement

Integrity
We uphold trustworthiness and business ethics

Respect
We cherish every individual

Innovation
We encourage creativity

Teamwork
We work together to succeed



Combining the initials of mission and core values, we have

BOC SPIRIT

Chairman's Statement

I am pleased to report that 2005 was a year of strong financial performance for the Group. In the twelve months ended 31 December 2005, the Group generated a total profit attributable to shareholders of HK$13,494 million, up 12.8% from 2004. Earnings per share were HK$1.28, up 12.8%. The Group's operating income rose by 12.9% to HK$17,896 million whereas operating profit increased by 17.5% to HK$12,166 million.

The Board is recommending a final dividend of HK$0.480 per share at the Annual General Meeting on 26 May 2006. After taking into account the interim dividend of HK$0.328 per share, the total dividend for the full year 2005 will be HK$0.808 per share. (Total dividend for 2004: HK$0.715 per share). This means that the Group's dividend payout ratio for 2005 will be 63.31% of profit attributable to shareholders, which is made possible by our good business results and healthy financial position.



Spurred mainly by the growth of exports of merchandise and services, private consumption as well as tourist spending, the Hong Kong economy continued to flourish last year. The improvement of the local employment situation and the rise in labour income contributed significantly to the rise in domestic consumption. At the same time, the business sector's general anticipation of sustainable growth supported the rise in investment. All in all, there was considerable growth in the demand for credit and banking services. During the year, the upward movement of HKD interest rates was basically in line with USD interest rates, and the differential was narrowed following the refinement of the operation of the linked exchange rate mechanism since May 2005. While higher interest rates had a cool-off effect on the local residential property market, large banks with a strong deposit base were able to grow their interest income as a result of higher credit demand. The benign credit environment also helped banks to maintain good asset quality.

On corporate development, I take pride to report that under the Board's guidance, the Group's enhanced and effectual management structure that came in place last year has been exerting the power and leadership we need to drive our business development strategy, leading to higher growth in income and profit. We have also lived up to our pledge to maintain high standards of corporate governance, internal control and risk management.

The corporate culture as approved by the Board last year has begun to take root throughout the Group, giving rise to the stronger commitment and motivation of our workforce to deliver the best value to our shareholders and customers. We firmly believe that with the strong backup of our employees, we can move forward in strides with a strategy that is geared towards pursuing business growth and service excellence.

Our achievements in the past year speak for our success in delivering the promise of creating values and superior returns to shareholders. In short, we continued to excel in our strong areas. Our retail banking businesses registered outstanding growth in income and profit, driven primarily by the rise in net interest income and fee income. We also maintained our leadership in residential mortgage lending. On the corporate front, we remained

the leader in arranging syndicated loans and expanded our market share in trade-related services and SME lending respectively. Despite the rise in interest rates, our treasury was able to continue with investment portfolio diversification as well as product innovation and customisation, giving rise to higher yield and a broader customer base. Our branches in the Mainland continued to perform well, contributing to both the Group's top-line and bottom-line growth.

Looking ahead, we believe that although the local economy in general would probably be impacted to various degrees by rising interest rates, oil price fluctuation and inflation, its growth momentum is likely to remain steady. Investment, employment and domestic spending are expected to sustain their respective growth trend. The outlook of the Chinese economy, on the other hand, still remains sanguine notwithstanding mounting pressure to raise interest rates and re-value its currency. We are therefore optimistic that the demand for credit and banking services in these two major markets will keep rising in the coming year, which is favorable to the Group's growth and expansion.

To ensure that the Group's investment value is fully and properly reflected in its business strategy and to safeguard the best interests of all the shareholders, the Board established the Strategy Development Group last year with Mdm. Linda Tsao Yang, Independent Non-Executive Director, as the convener and has mapped out the Group's strategic plan for 2006-2011 with the participation of the Management and representatives from BOC. The strategic plan gives a clear direction for the Group in moving forward in the next five years. I would like to take this opportunity to thank Mdm. Yang and all the members of the Strategy Development Group for their devotion in the past several months and the excellent job they have done.

The strategic plan for 2006-2011 will steer the Group towards realising the vision of becoming a top-quality financial services group with a powerful base in Hong Kong, a solid presence in China and a strategic foothold in the region. Under this strategic plan, the Group's strategic focus in the next five years will be on the strengthening of our leading position in Hong Kong, the development of new capabilities in product manufacturing and distribution, the building of a stronger presence in China, and the exploration of regional expansion opportunities.

The strengthening of our existing leading position in Hong Kong will drive our organic growth in both traditional and newly developed businesses. The building of new capabilities will establish for us a strong manufacturing-cum-distribution business model, with a view to developing BOCHK into a product manufacturer for the BOC group. Given China's enormous growth potential, we will be taking a more proactive approach in expanding our presence in key business hubs in the Pearl River Delta, Yangzi River Delta and major coastal cities. To fortify our position in Hong Kong and China, we believe it is important to have a foothold in the region as well and will therefore be on the lookout for appropriate acquisition or joint-venture opportunities so that we can support customers' banking needs in the region.

As the first step, we will discuss with BOC with a view to acquiring a majority stake in BOC Group Life Assurance Company Limited. Further announcement will be made as soon as the definitive terms have been finalised.

I am confident that, given our core competencies and competitive advantages, the successful implementation of our strategic plan will enable us to achieve sustainable and healthy growth in income and profit with a broader range of top-quality banking and financial services. It will also deepen our presence in the fast-growing Mainland market and give us the foothold we need in the region. Above all, it will ensure that we can continue to deliver higher value to shareholders and customers in and outside Hong Kong as well as enhance our franchise value to the BOC group as a whole.

On behalf of the Board, I would like to extend our gratitude to Mr. Anthony Francis Neoh, who resigned as Senior Adviser to the Board with effect from 1 January 2006. Mr. Neoh has made immense contribution to the Group during his tenure of office and we are fortunate that BOC will continue to benefit from his expertise in his current capacity as an Independent Non-executive Director. I would also like to welcome Mr. Tung Wai-hok Savio and Mr. Koh Beng Seng, who joined as Independent Non-executive Directors of the Board with effect from 1 December 2005 and 23 March 2006 respectively. We are certain that with their rich credentials in finance, Mr. Tung and Mr. Koh will bring valuable new thinking to the Group.

In closing, I wish to thank the Board of Directors and the former Senior Adviser again for their wise counsel. I also wish to thank our shareholders and customers for their trust and support. Last but not the least, I must thank our employees. It is their passion and commitment together with the professionalism they bring to their jobs that keep us on course to be the customer's premier bank.



XIAO Gang
Chairman

Hong Kong, 23 March 2006

Chief Executive's Report



We are encouraged to witness that the growth momentum of the Hong Kong economy extended into 2005, marking two consecutive years of growth for the first time since 1997. After registering an increase of 8.6% in 2004, Hong Kong's GDP grew by 7.3% in 2005, supported by growth in all major sectors of the economy. Riding on this general economic upturn, we continued to drive business growth by leveraging our core strengths, capturing new business opportunities and overcoming key challenges like keen market competition, a consolidating property market, and higher interest rates.

During the year, with an enhanced management team and operational structure, we succeeded in further strengthening our business strategy. We refined our business model and forged ahead to foster a new corporate culture. All the while, we remained focused on our efforts to improve the Group's corporate governance and risk management. With sound corporate fundamentals, Management was able to channel more of its attention to business growth and development. As a result, good progress was made on all fronts and we delivered substantially better results than in 2004. At the same time, we saw significant improvement in our asset quality and maintained our cost efficiency at a high level. Internally, we further enhanced our human resources management and technological capabilities, leading to higher operational efficiency and productivity.

In 2005, we consistently created higher value for shareholders and achieved the goal of growing our operating income and profit. We succeeded in expanding our income portfolio and raising our net interest margin. Our Mainland business also delivered good results in terms of both income and profit. Meanwhile we continued to excel and maintain our market leadership in areas where we had an advantage.

Performance Highlights

For the year ended 31 December 2005, the Group's profit attributable to shareholders was HK$13,494 million, up 12.8% as compared to 2004, which represents the third consecutive year of double-digit growth since our IPO in 2002 and also a record high for us in absolute terms. Earnings per share for 2005 were HK$1.2763, up 12.8%. Return on average total assets increased to 1.66% whereas return on average shareholders' funds stood at 18.24%. More importantly, the Group's operating profit before impairment on advances was HK$12,166 million, up 17.52% year-on-year, which was a significant improvement for the Group relative to its past performance.

We are proud to have realised the goal of driving organic growth with greater force. Operating income increased by 12.86% to HK$17,896 million, which was attributable mainly to the growth of net interest income and non-interest income as the economic boom boosted the demand for credit and banking services.

Capitalising on the economic upturn, we grew our net interest income by 15% to HK$12,874 million, thus putting us among the best performing banks in Hong Kong. Higher net interest income was the result of the growth of average interest-earning assets and widening net interest margin. Average interest-earning assets grew by 4.3% to HK$752,257 million. Net interest margin rose to 1.71%, up 16 basis points from 1.55% in 2004.

At the same time, our non-interest income increased by 7.7% to HK$5,022 million. Total net fees and commission income experienced a drop of 5.2% on account of the impact of adopting Hong Kong's new accounting standards that came into effect in January 2005. If not for this, the said income would have decreased only very marginally by 0.7%. In fact, our net fees and commission income was up HK$59 million or 3.9% in the second half of 2005 with increases in stock-broking, payment services, loans and bills commissions.

Total net trading income increased substantially by 49.1% to HK$1,674 million after the adoption of the new accounting standards. This growth was led primarily by the rise in contribution from foreign exchange and foreign exchange-related products, which increased by 37.6% to HK$1,464 million.

Internally, we continued to exercise prudent cost management and maintained a low cost-to-income ratio during the year, notwithstanding the necessity to invest in technology and the human resources reform programmes introduced during the year. We have been refining our IT Strategy to make it more in line with the Group's new Strategic Plan. A number of new approaches have been introduced to better manage our IT resources. At the same time, we have continued to improve our remuneration system to ensure that our compensation levels are brought up to market standards. As a result of these initiatives, the Group's operating expenses increased by 4.1%. Cost-to-income ratio, however, remained at the industry-low level of 32.0% as compared to 34.7% a year ago, mainly due to the strong growth in operating income.

We consider it one of our key achievements that the Group's operating profit after impairment on advances was up a substantial 23.63% to HK$14,811 million after taking into account certain write-backs of loan impairment allowances. This was the result of our strong collection efforts on loans previously written off as well as releases on collective assessed allowance. Recoveries of loans previously written off totalled HK$1,639 million, up 20.9% from 2004.

To ensure the Group's healthy growth and development in the long term, we have been relentless in pursuing better asset quality. The Group's asset quality improved substantially during the year, as reflected in its low impaired loan ratio of 1.28%, as compared to 2.95% at end-2004. The reason for our success in this regard is that given the improved economic environment, stable property market and our effective collection and recovery efforts, the Group's impaired loans decreased substantially by HK$4,983 million, or 53.9%. In fact the Group's impaired loan ratio has been dropping from a very high 11.48% in 2001 to the current 1.28%, which clearly demonstrates our success in delivering our IPO promise of bringing this ratio to market level ahead of schedule.

The Group's consolidated capital adequacy ratio was 15.37% as at the end of 2005, down 0.77 percentage point, due to a 9.1% increase in total risk-weighted assets. Average liquidity ratio rose to 42.02% from 36.03%.

Review of Business Performance

In 2005, we forged ahead with business development initiatives in accordance with our long-term strategic plan and succeeded in achieving healthy growth in all our major business segments.

The growth in loans was one of the key factors accounting for the Group's solid overall business performance.

During the year, we continued to drive the growth of our lending business across all segments in both Hong Kong and the Mainland. The Group's total advances to customers grew by 6.6%.


BANK OF CHINA

BOCHK pioneered the launch of VISA BOC Olympic Games Card in the Hong Kong and Macau Regions. Officiating at the launch ceremony were Mr He Guangbei, Vice Chairman and Chief Executive of BOCHK (4th from left); Mr Chris Clark, Senior Vice President and General Manager, Greater China Region: Taiwan, Hong Kong/Macau and Philippines, VISA International (3rd from right); The Hon Timothy Fok, GBS, JP, Chairman of Sports Federation and Olympic Committee of Hong Kong, China, and Vice President of the Equestrian Committee (Hong Kong) of the Beijing Organising Committee for the Games of the XXIX Olympiad (3rd from left); Mr Eddie Laam Wah Ying, President, Macau Olympic Committee (2nd from left); Mr Zhang Hongyi, General Manager, Bank of China Macau Branch (2nd from right); Mr Xu Chen, Head of Olympic Office, Bank of China (1st from left) and Mr Dickson So, General Manager, BOC Credit Card (International) Limited (1st from right).

Benefiting from the improved business climate, loans for use in Hong Kong increased by a total of 3.4%, of which loans to the industrial, commercial and financial sectors grew by 4.1%. Loans to individuals – mainly residential mortgages – were up 2.6%. Thanks to our business in the Mainland, loans for use outside Hong Kong showed a more robust increase of over 30%. Spurred by the growth of Hong Kong's merchandise exports, our trade finance business increased by a healthy 21.1% in dollar terms.

Maintaining a strong growth momentum, our retail banking business reported good results in all key areas during the year. An increase in operating income by 24.7% boosted operating profit before impairment on advances to HK$5,559 million, or 34.7% higher than the previous year. Profit after the provisions was HK$6,515 million, up 56.8%.

Wealth management remained one of the top priorities in our development strategy. Notwithstanding higher interest rates and intense competition, the Group's wealth management customer base and assets under management grew by 64% and 50% respectively. The growth was attributable to our effort in product innovation and sales as well as a more customer-focused approach in our wealth management services. Our insurance business saw significant growth as a result of the successful launching of innovative product offerings.

For residential mortgage lending, we registered an increase of 3.7% and remained the market leader through effective marketing and the introduction of more flexible mortgage products. We also adjusted our pricing strategy, particularly in the second half of the year, with a view to raising profitability.

Our credit card business continued to grow satisfactorily. Card advances, card issuance, cardholder spending and merchant acquiring increased by 9.7%, 6.9%, 17.4% and 17.3% respectively. We also extended the reach of our card issuing and merchant acquiring business to Singapore and Thailand respectively during the year. As regards RMB personal banking, we consistently registered strong growth, of 74% and 265% respectively, in deposits and credit card spending. The Group started offering "RMB Merchant Link" banking services to corporate customers since December 2005 with new services tailored to corporate needs.

Our corporate banking business registered steady growth during the year. Operating profit before impairment on advances was HK$3,781 million, up 4.1%, whereas profit after impairment on advances was HK$5,470 million, up 4.5%.

With our expertise and experience in arranging syndicated loans, we were able to maintain our market leadership in Hong Kong and Macau. The Group was ranked number one in the top-tier arranger list.

As mentioned above, trade financing and bills volume recorded solid growth against the backdrop of flourishing export growth and as a result of our system upgrading. Another major product development was the integration of our cash management system with that of the BOC overseas branch system. This enables large corporate clients to access real-time information worldwide, thus making it vastly more convenient for them to centralise their cash management activities.

We introduced a new SME business model last year to better serve SME clients by expediting loan approval and enhancing credit risk management. As a result and through the successful launching of a series of products tailored to SME needs, we grew our SME loan portfolio by 9.1% in 2005. With these initiatives being embedded further in our operating system, we expect to see more positive results.

Our treasury business increased its operating income by 33.2% to HK$3,577 million. Operating profit before impairment on advances was HK$3,269 million, up 36.8%, whereas profit before taxation was HK$3,173 million, up 32.7%.

Having overcome the challenge of rising interest rates and flattening yield curves, treasury managed to achieve its goals in key areas. Specifically we succeeded in diversifying our investment portfolio to raise the return on residual funds. We also rolled out various sophisticated treasury products geared to customers' needs, thus deepening our market penetration and enriching clients' investment portfolio. By leveraging the Group's retail and corporate distribution channels, we grew the number of treasury clients by 46% by end-2005.

The growth momentum of our Mainland businesses remained robust in 2005. Total advances to customers increased significantly by 61.4% while operating profit before impairment on advances was more than doubled. To pave the way for greater expansion, we have been enhancing our sales capabilities and service offerings in the Mainland market. At the same time, our business collaboration with BOC continued to solidify with benefits accruing not only to the BOC group as a whole, but also to our mutual clients. In December 2005, we joined hands with BOC to launch the cross-border service for wealth management customers in the Asia Pacific region. This service enables the wealth management customers of both BOC and BOCHK to enjoy privileged and priority banking services whenever they are in Hong Kong, the Mainland and many other major cities in the region. This example illustrates clearly how cooperation between BOCHK and BOC can bring about mutual benefits to both parties.

Our People

People are our most valuable asset. That we have been able to grow our business on all fronts, consistently creating higher value for shareholders and customers, owes a great deal to our employees' dedication, innovation, self-motivation and relentless pursuit of excellence.




RMB
人民幣存款
人民幣兌換
人民幣匯款
人民幣銀行卡
人民幣支票

Mr Lam Yim Nam, Deputy Chief Executive (right), and Mr Lin Guangming, General Manager, Corporate Banking and Financial Institutions Department (left), officiated at the "Launch of Expanded RMB Services".

As a dynamic and forward looking financial services group, the Group considers the constant enhancement of its corporate culture and human resources management to be its long-term goals and responsibilities.

In 2005, we started a bank-wide staff communication and promotion programme for the purpose of strengthening the Group's corporate culture built on the Group's *vision, mission and core values* as formulated by the Board. The fruit of our effort so far in this respect is to a large degree demonstrated in the improvement of the Group's overall business performance in 2005.

We are also pleased to report that we have come a long way since the inception of the Group's bank-wide HR reform programme in 2004. Through the effective implementation of various reform measures, our remuneration levels and placement system are now more in line with the market.

The Group is also committed to ensuring a rewarding career and a better working environment for the staff. We are therefore determined to constantly review and adjust our remuneration to ensure that it is fair, competitive, performance-based and in line with market trends. More emphasis is being placed also in staff development with the aim of improving job satisfaction and enhancing career development. In April 2005, with the Board's endorsement, we raised the general pay level of our staff and gave special recognition to outstanding achievers. Towards the end of the year, we introduced a special salary adjustment to part of the staff in response to market situation.

Prospects and Implementation of Strategic Plan

The interplay of a number of key factors will shape the prospects of the banking sector in the coming years. At the macro level, we believe the global economy will continue to grow but perhaps at a more modest pace. The growth momentum of local banks looks sustainable in anticipation of the steady growth of the Mainland economy. However, demand for credit might soften in view of rising interest rates while trade finance would also be affected by the subdued growth of external trade. Private consumption, however, should remain upbeat because of the improvement in employment and rising household income. The property market is expected to experience a turnaround after a period of low supply and accumulated demand. On the other hand, banks should be mindful that the implementation of Basel II before the end of 2006 would render their capital adequacy ratio more susceptible to changes in the macroeconomic environment.

As a forward looking company, we are constantly reviewing and enhancing our business strategy and model to ensure

our growth momentum in both the short and longer terms. From 2006 onwards, we will forge ahead with the Group's Strategic Plan 2006-2011 mapped out by the Board's Strategy Development Group in 2005. We will move forward with the objective to become a top-quality financial services group with its base firmly entrenched in Hong Kong. On this foundation we will solidify our presence in China and will look for opportunities to establish a strategic foothold in other Asian markets.

Our strategic focus will be on five key areas: (1) the strengthening of our leading position in Hong Kong; (2) the development of new capabilities in product manufacturing and distribution; (3) the building of a stronger presence in China; (4) the exploration of opportunities for regional expansion; and (5) the promotion of our corporate values and core competencies.

We will rely on organic growth to boost our existing business line but consider it equally important to build up our product manufacturing and distribution capabilities to support our growth in Hong Kong. Towards this end, we will consider opportunities to secure new expertise through acquisition of new talents or business operations that are complementary to our existing operation locally, in the Mainland and eventually in the region. We aim to achieve a broader service mix to include services like life insurance, asset management and securities operations. At the same time, we will also build up our treasury product manufacturing capabilities to broaden our corporate finance product range.

Internally, we will continue to promote our corporate culture and values across the Group so that they are properly integrated with our new strategy and business development plans. We will also further enhance our core competencies which are crucial for our transformation into a top-quality financial services group.

People development will be a crucial element in the successful implementation of our Strategic Plan. We will be significantly increasing our resources in staff recruitment and training, and will put in place development programmes that will facilitate career planning and broaden career advancement opportunities. As a service organisation, we will place more emphasis on improving our sales and service skills and will use automation extensively to improve work environment. Our goal will be to enrich the job satisfaction of our employees, which ultimately will enable us to attain our objective of becoming a top ranked financial services group.



Conclusion

In concluding, I am pleased that the corporate reforms, management restructuring and business development programme that we have been implementing progressively in the past two years have now given us a solid business foundation upon which our future strategy can be built on. We are now in an excellent position to become a leading financial services group in the region. With the continued guidance of the Board of Directors as well as the dedication and support of all our colleagues, I am certain that we can move on full steam to implement the Group's strategic plan for 2006-2011 successfully, grow our business on all fronts and create higher value for shareholders and customers.

HE Guangbei
Vice Chairman and
Chief Executive

Hong Kong, 23 March 2006

Build

customer satisfaction and *provide quality* and *professional service*




NOK
SEK 瑞典克
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RMB



This section provides an analysis of the performance, financial position and risk management of the Group, as well as the overall impact of adopting the new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (hereafter collectively referred to as "new accounting standards"). The following analysis should be read in conjunction with the accounts and the notes included in Annual Report.

Performance Measurement

The Group continued to deliver strong financial results in 2005, the third consecutive year of double-digit growth since IPO. The following table summarizes the overall performance achieved in 2005.

Financial Indicators	Performance	Result Highlights
ROE[1] and ROA[2]	• Profit attributable to shareholders increased by 12.8% to HK$13,494 million. • ROE decreased marginally from 18.58% in 2004 to 18.24% mainly due to increase in shareholders' funds on the adoption of the new accounting standards and revaluation of premises. • ROA rose from 1.56% in 2004 to 1.66% in 2005.	• ROE: 18.24% • ROA: 1.66%
Dividend payout ratio	The proposed final dividend plus interim dividend represent a total payout ratio of 63.31%, which is within the range set out in the Group's dividend policy.	• Dividend payout ratio: 63.31%
Interest margin and non-interest income[3]	• Net interest margin rose from 1.55% in 2004 to 1.71% in 2005, mainly due to the rise in contribution from net free fund and improvement in net interest spread. • Non-interest income increased by 7.7%, primarily driven by the adoption of the new accounting standards. Non-interest income to total operating income ratio decreased by 1.35 percentage points to 28.06% due to a higher increase in net interest income relative to non-interest income.	• Net interest margin: 1.71% • Non-interest income to total operating income ratio: 28.06%
Cost efficiency	Cost to income ratio was further lowered by 2.70 percentage points to 32.02% mainly due to a faster increase in operating income relative to operating expenses. Total income increased by 12.9% while operating expenses increased by 4.1%. The latter was kept low as a result of effective cost containment efforts.	• Cost to income ratio: 32.02%
Asset quality	Formation of new impaired loans[4] remained at a low level of 0.5% of total loans. Impaired loan ratio fell significantly by 1.67 percentage points from 2.95% in 2004 to 1.28% in 2005.	• Impaired loan ratio: 1.28%
Capital strength and liquidity	Capital adequacy ratio and liquidity ratio remained strong.	• Capital adequacy ratio: 15.37% • Liquidity ratio: 42.02%

(1) ROE represents return on average capital and reserves attributable to the equity holders of the Company.
(2) ROA represents return on average total assets and is defined in "Financial Highlights".
(3) Non-interest income represents other operating income.
(4) Impaired loans are advances to customers which have been classified as "substandard", "doubtful" and "loss" under the Group's classification of loan quality.

Business Environment


Real GDP
YoY% change
14
12
10
8
6
4
2
2004Q1
2004Q2
2004Q3
2004Q4
2005Q1
2005Q2
2005Q3
2005Q4
Source: Bloomberg
Year/Quarter


Unemployment
%
7.0
6.5
6.0
5.5
5.0
2005/01
2005/02
2005/03
2005/04
2005/05
2005/06
2005/07
2005/08
2005/09
2005/10
2005/11
2005/12
Source: Bloomberg
Year/Month


Federal Funds Target Rate
%
4.5
4.0
3.5
3.0
2.5
2.0
2005/01
2005/02
2005/03
2005/04
2005/05
2005/06
2005/07
2005/08
2005/09
2005/10
2005/11
2005/12
Source: Bloomberg
Year/Month


HIBOR
%
1- month HIBOR
3- month HIBOR
5.0
4.0
3.0
2.0
1.0
0
2005/01
2005/02
2005/03
2005/04
2005/05
2005/06
2005/07
2005/08
2005/09
2005/10
2005/11
2005/12
Source: Bloomberg
Year/Month

The Hong Kong economy continued to experience broad-based growth in 2005, underpinned by a stable global economy and in the healthy growth of the Mainland economy. For 2005, Hong Kong's GDP recorded a growth of 7.3% in real terms, driven primarily by the upsurge in merchandise exports and domestic consumption. The unemployment rate dropped to about 5% towards the end of the year while labour income steadily increased.

During the year, the US Federal Funds Target Rate was raised by an aggregate of 200 basis points to 4.25%. In line with the US rate hike, average 1-month and 3-month HIBOR soared to 2.94% and 3.09% respectively, compared to 0.30% and 0.46% in 2004. The yield curve flattened, as evidenced by the narrowing of the interest spread between 2-year Exchange Fund notes and its 10-year counterparts, from 254 basis points at end-2004 to 19 basis points at end-2005.

The interest rate differential between USD and HKD narrowed sharply after the adoption by the HKSAR government of the refinement measures on the linked exchange rate mechanism in May 2005. By year-end, most banks in Hong Kong had increased their prime lending rates by a total of 250 basis points, outstripping the 125-basis-point increase in the US Federal Funds Target Rate for the same period.

The local property market, under the pressure of higher interest rate, began to consolidate both in terms of transaction volume and price in the second half of 2005. However, the ratio of negative equity residential mortgage loans, which increased slightly in the second half, was still lower than the year before. The local banking sector was able to capitalise on the better economic environment, and credit quality improved as collateral values had been rising with real estate prices.

Consolidated Financial Review

The Group's 2005 financial statements have been prepared in accordance with the new accounting standards. For this reason, some of the 2005 figures shown here cannot be compared directly with corresponding figures for 2004. These differences are noted elsewhere in this report where appropriate.

For the year ended 31 December 2005, the Group's profit attributable to shareholders was HK$13,494 million, up HK$1,531 million or 12.8% from 2004. Earnings per share were HK$1.2763, up HK$0.1448. Return on average total assets grew by 0.10 percentage point to 1.66% whereas return on average shareholders' funds fell slightly by 0.34 percentage point to 18.24%. Operating profit before impairment/provisions improved on the back of higher operating income. Attributable profit was further boosted by a substantial loan impairment allowance write-back and investment property revaluation gain.

Financial Highlight

HK$'m, except percentage amounts	**2005**	2004
Operating income	**17,896**	15,857
Operating expenses	**(5,730)**	(5,505)
Operation profit before impairment/ provisions on advances	**12,166**	10,352
Reversal of impairment allowances/ write-back of provisions	**2,645**	1,628
Others	**1,557**	2,272
Profit before taxation	**16,368**	14,252
Profit attributable to equity holders of the Company	**13,494**	11,963
Net interest margin	**1.71%**	1.55%
Non-interest income ratio	**28.06%**	29.41%
Cost-to-income ratio	**32.02%**	34.72%

Analyses of the financial performance, business operations and risk management of the Group for 2005 are set out in the following sections.

Significant Changes in Accounting Policies

The new accounting standards that have the most significant impact on the Group's financial results are summarized below:

Standards and interpretation	Significant impact for 2005
• HKAS 39: "Financial Instruments – Recognition and Measurement"	• The treatment of certain types of interest income, fees and commission income, net trading income and the calculation of loan impairment allowances • The classification of certain types of assets and liabilities
• HKAS 40: "Investment Property"	• Transfer of revaluation reserve of investment properties to retained earnings in the opening balance adjustment • Change in fair value of investment properties was recognised directly in the profit and loss account
• HKAS 12: "Income Taxes" – HKAS Interpretation 21	• Provision of deferred tax on the revaluation surplus of investment properties

In this Management's Discussion and Analysis, the impact of the new accounting standards is described where appropriate.

Net Interest Income and Margin

HK$'m, except percentage amounts	2005	2004
Interest income	**25,875**	15,678
Interest expense	**(13,001)**	(4,485)
Net interest income	**12,874**	11,193
*Net interest income – comparable basis *(see notes)*	***13,131***	*11,193*
Average interest-earning assets	**752,257**	721,402
Net interest spread	**1.48%**	1.46%
*Net interest spread – comparable basis * (see notes)*	***1.49%***	*1.46%*
Net interest margin	**1.71%**	1.55%
*Net interest margin – comparable basis * (see notes)*	***1.74%***	*1.55%*

Net interest income increased by HK$1,681 million, or 15.0%, to HK$12,874 million from a year ago. Average interest-earning assets grew by HK$30,855 million, or 4.3%, to HK$752,257 million. Net interest spread and net interest margin were 1.48% and 1.71% respectively. The improvement of net interest spread by 2 basis points together with 14 basis points improvement in contribution from net free fund resulted in 16 basis points improvement in net interest margin.

* Notes:

If the impact of the new accounting standards were removed, the comparable net interest income was HK$13,131 million, HK$1,938 million or 17.3% higher than last year. Similarly, net interest spread was 1.49%, or 3 basis points higher than that of 2004, while net interest margin was 1.74%, or 19 basis points higher than that of 2004 on a comparable basis.

The negative impact of applying the new accounting standards on the Group's net interest income amounted to approximately HK$257 million. Net interest income was affected in the following ways:

- Interest accrued on impaired loans using effective interest rate was not recognised under the previous accounting regime.
- Swap points on foreign exchange swap contracts previously accounted for as interest was reported as net trading income under the new accounting standards.
- Directly attributable loan fees and costs previously recognised as commission income and expenses were reported as interest income using the effective interest rate calculation.

The interest rate environment in 2005 was very different from that in 2004. After the HKSAR government's announcement of measures to refine the operation of the linked exchange rate mechanism, one-month HIBOR increased noticeably from 1.96% at end-April to 4.48% in mid-October. By the end of 2005, it was 4.10%. Average one-month HIBOR increased to 2.94% as compared to 0.30% for 2004 while average one-month LIBOR increased by 189 basis points to 3.39%. In contrast, the average prime rose to 6.17% from 5.02% in 2004, causing the average prime to one-month HIBOR spread to narrow to 3.23% from 4.72% in 2004.

The Group's gross yield on average loans increased by 139 basis points year-on-year, benefiting from higher market interest rates as well as the increase in higher yielding loans. However, the weighted average yield on residential mortgage portfolio, excluding Government Home Ownership Scheme (GHOS) mortgages, declined by 33 basis points, to 2.52% from 2.19% below best lending rates a year ago. Gross yield on debt securities rose by 109 basis points as the Group continued to diversify its investment portfolio to enhance yield. However, improvements in net contribution from the debt securities portfolio were held back by the flattening yield curve. While deposit spread widened as a result of the Group's conscious effort in managing funding costs, higher saving interest rates and HIBOR resulted in a higher overall funding cost. For example, average interest rates on savings and time deposits increased by 85 basis points and 146 basis points respectively.

Second Half Performance

Compared to the first half of 2005, net interest income increased by HK$1,152 million, or 19.7%. Net interest margin rose by 24 basis points. Net interest spread was 10 basis points higher on the back of higher interest rates and improvement in fixed deposit spread. Contribution of net free funds also improved by 14 basis points. Gross yields on average loans and debt securities rose by 173 and 90 basis points respectively. The improvement in loan spreads was held back as the yield on residential mortgages continued to narrow in a very competitive environment. The weighted average yield on residential mortgage, before accounting for cash rebates, was 13 basis points lower than that in the first half of 2005. Fixed deposit spreads improved due to higher market interest rates and the Group's active pricing strategy.

The summary below shows the average balances and average interest rates of individual assets and liabilities in 2005 as compared with 2004:

ASSETS

	Year ended 31 December 2005		Year ended 31 December 2004	
	Average balance HK$'m	**Average yield %**	Average balance HK$'m	Average yield %
Loans to banks	**164,825**	**2.45**	188,073	1.33
Interest earning securities	**241,868**	**3.35**	204,325	2.26
Loans & advances to customers	**325,345**	**4.00**	307,915*	2.61
Other interest earning assets	**20,219**	**3.61**	21,089	2.46
Sub-total	**752,257**	**3.44**	721,402	2.17
Non Interest-earning assets	**69,422**	**–**	55,390	–
Total assets	**821,679**	**3.15**	776,792	2.02

LIABILITIES

	Year ended 31 December 2005		Year ended 31 December 2004	
	Average balance HK$'m	**Average rate %**	Average balance HK$'m	Average rate %
Deposits and balances of banks and other financial institutions	**33,022**	**2.26**	43,955	1.01
Current, fixed, savings and other deposits	**598,146**	**1.93**	554,679	0.63
Certificate of deposits issued	**3,800**	**2.95**	2,967	2.76
Other interest-bearing liabilities	**27,372**	**2.12**	27,682	1.77
Total interest bearing liabilities	**662,340**	**1.96**	629,283	0.71
Non interest-bearing deposits	**33,911**	**–**	34,291	–
Shareholders' fund** & non interest-bearing liabilities	**125,428**	**–**	113,218	–
Total liabilities	**821,679**	**1.58**	776,792	0.58

* Y2004 average balance of loans & advances to customers would have been restated to HK$298,803 million in conformity with the new accounting standards.

** Shareholders' fund represents capital and reserves attributable to the equity holders of the Company.

Net Fees and Commission Income

HK$'m	**2005**	2004
Bills commissions	**532**	547
Loan commissions	**263**	490
Wealth management income	**1,243**	1,361
Securities brokerage	**714**	836
Asset management	**183**	233
Life insurance	**226**	194
Bonds	**120**	98
General Insurance	**103**	120
Trust services	**107**	75
Payment services	**381**	349
Credit cards	**737**	666
Others	**744**	699
Fees and commission income	**4,110**	4,307
Fees and commission expenses	**(1,057)**	(1,086)
Net fees and commission income	**3,053**	3,221
Net fees and commission income – comparable basis	***3,199***	*3,221*

Net fees and commission income decreased by HK$168 million, or 5.2%, to HK$3,053 million. The new HKAS 39 requires that directly attributed loan fees be amortised to interest income over the expected life of the loans as part of the effective interest rate calculation. This resulted in a reduction of HK$146 million in net loan commissions. Excluding the said impact, net fees and commission income would have registered a small fall of HK$22 million, or 0.7%.

HK$'m	**2005**	**Comparable basis**	**HKAS39 Impact**
Fees and commission income	4,110	4,334	224
Loan commissions	263	487	224
Fees and commission expenses	(1,057)	(1,135)	(78)
Net Fees and Commission Income – comparable basis	*3,053*	*3,199*	*146*

Loan commissions fell by HK$227 million, or 46.3%. Upon adoption of the new accounting standards, directly attributable loan fees of HK$224 million were amortised to interest income over the expected life of the loans as part of the effective interest rate calculation. At the same time, HK$78 million in cash rebates were also amortised to interest income in 2005, resulting in a reduction of HK$146 million in net loan commissions. Excluding the impact of the new accounting standards, gross loan commission income would have registered a slight decrease of HK$3 million, or 0.6%.

Income from asset management fell by HK$50 million due to the sluggish sales of the capital guaranteed funds under the rising interest rate environment. On the other hand, the growing popularity for structured notes boosted the income from bond sales. Commission from life insurance also grew by HK$32 million after the successful launch of a number of short-to-medium term insurance products. Stock-broking fee fell by HK$122 million due to the fall in customers' transaction activities.

Fees from card business recorded a growth of 10.7%, as cardholder spending and merchant acquisition volume increased by 17.4% and 17.3% respectively. Fees from trust services, payment services and RMB-related services also registered a satisfactory growth of 42.7%, 9.2% and 65.4% respectively.

Second Half Performance

Compared to the first half of 2005, net fees and commission income increased by HK$59 million, or 3.9%, mainly attributable to increases in stock-broking, payment services, loans and bills commissions.

Net Trading Income

HK$'m	**2005**	2004
Foreign exchange and foreign exchange products	**1,464**	1,064
Interest rate instruments	**146**	(22)
Equity instruments	**12**	26
Commodities	**52**	55
Net trading income	**1,674**	1,123
Net trading income – comparable basis	***969***	*1,123*

Net trading income increased by HK$551 million, or 49.1%, to HK$1,674 million, mainly due to the adoption of the new accounting standards. On a comparable basis, after the exclusion of the HK$705 million gains for the change in fair value of foreign exchange swap contracts and interest rate instruments recognized under the new accounting standards, net trading income would have decreased by 13.7%.

Net trading income from foreign exchange and foreign exchange related products grew to HK$1,464 million, representing an increase of HK$400 million or 37.6%. This was largely attributable to accounting gains from adoption of the new accounting standards. This increase was partly offset by a fall in foreign exchange dealing profits caused by the decline in customer trading volume. Excluding the gains from the new accounting standards, net trading income from foreign exchange and foreign exchange related products would have been HK$983 million. The uncertain interest rate environment, together with the weakening trend of the US dollar during the year held back customer interest in the foreign currency market.

Net trading income from interest rate instruments included changes in fair value of trading securities, other financial assets at fair value through profit or loss, available-for-sale securities designated as fair value hedges, interest rate derivatives and financial liabilities at fair value through profit or loss. In 2005, net trading income from interest rate instruments posted a net gain of HK$146 million as compared to a net loss of HK$22 million in 2004. The increase in income was mainly derived from the change in fair values of interest rate derivatives and retail certificate of deposits designated at fair value through profit or loss. On a comparable basis, net trading income from interest rate instruments would show a loss of HK$78 million if the previous accounting treatment was applied.

Compared to the first half of 2005, net trading income for the second half rose by HK$182 million or 24.4%, mainly due to the increase in the fair value of foreign exchange swap contracts.

Operating Expenses

HK$'m, except percentage amounts	**2005**	2004
Staff costs	**3,470**	3,291
Premises and equipment expenses (excluding depreciation)	**743**	725
Depreciation on owned fixed assets	**566**	585
Other operating expenses	**951**	904
Operating expenses	**5,730**	5,505
Operating expenses – comparable basis	***5,927***	*5,505*
Cost to income ratio	**32.02%**	34.72%
Cost to income ratio – comparable basis	***33.69%***	*34.72%*

Operating expenses increased by HK$225 million, or 4.1%, to HK$5,730 million primarily due to increase in staff costs. Various new human resources initiatives were introduced and a general salary increase of 3.7% took place in April 2005. Headcount measured in full time equivalent decreased, from 12,976 at end-2004 to 12,838 at end-2005. Human resources initiatives introduced in 2005 included new sales incentive schemes and a special salary adjustment for key positions to align with the market.

Depreciation on owned fixed assets decreased by HK$19 million, or a fall of 3.2%, to HK$566 million in 2005. The Group adjusted the estimation of the useful life of premises by using the lease terms of the land element as the depreciation period. This was based on the fact that a large part of property value in Hong Kong is attributed to land price. This new policy effectively reduced the Group's annual depreciation charges. However, this was largely offset by the rise in the value of the premises.

Second Half Performance

Compared to the first half of 2005, operating expenses in the second half rose by HK$378 million or 14.1%. This was primarily due to the seasonal trend and was considered a normal business cycle also observed in prior years. In 2004, the increase in operating expenses in the second half was 6.4% higher than the first half.

Loan Impairment Release

HK$'m	2005	2004
Loan impairment release/(charge)		
Individual assessment		
– new allowances	(1,304)	–
– releases	1,042	–
– recoveries of loans previously written off	1,639	–
Collective assessment		
– new allowances	(11)	–
– releases	1,279	–
– recoveries of loans previously written off	–	–
Specific provisions		
– new provisions	–	(1,520)
– releases	–	1,851
– recoveries of loans previously written off	–	1,356
General provisions	–	(59)
Net credit/(charge) to profit and loss account	2,645	1,628

Under the new accounting standards, loan impairment allowances of individually significant loans and advances showing objective evidence of impairment are calculated using a discounted cash flow method (Individual Assessment – IA). For the remaining loans and advances, impairment allowances are collectively assessed by using statistical models on portfolios of loans and advances grouped by similar credit characteristics (Collective Assessment – CA). As a consequence of these accounting changes, the Group adjusted the total balance of the allowances calculated under the previous accounting method to the new balance calculated under the new standards (the "new opening balance") on 1 January 2005. The differences between these two methods were adjusted to the retained earnings account on 1 January 2005. Compared to the new opening balances, the Group reported a release of allowances of HK$2,321 million in 2005. The release was the result of improvement in asset quality due to a better economy, lower bad debt migration rate and rise in collateral values. This release was partially offset by HK$1,315 million of new impairment allowances. Additional allowances were needed to cover the formation of new impaired loans and further deterioration of existing impaired accounts.

The Group recorded a net charge of HK$262 million impairment allowances on individually assessed loans as the recovery of advances to New Nongkai Group was offset by allowances provided on other commercial lending. On the other hand, collective assessment contributed a net release of HK$1,268 million based on statistical calculation using three-year historical loss data.

The Group also made remarkable progress in the recovery of loans that were previously written off, benefiting from improved borrowers' debt servicing capability and higher collateral values. Recoveries totaled HK$1,639 million, up HK$283 million or 20.9% from 2004.

Compared to the first half of 2005, net release of loan impairment allowances in the second half was HK$225 million less due to lower level of recoveries of loans previously written off.

With low impaired loan formation and strong collection efforts, impaired loans* were reduced by HK$4,983 million, or 53.9%, in 2005. Impaired loan ratio fell from 2.95% in 2004 to 1.28% at year-end 2005.

Over the past five years, the Group has shown substantial improvement in asset quality. Impaired loans were reduced at a compound annual rate of 42%. Impaired loan ratio decreased substantially from 11.48% in 2001 to 1.28% in 2005.

Impaired loan ratio


%
14
12
10
8
6
4
2
0
11.48%
7.98%
5.82%
2.95%
1.28%
2001
2002
2003
2004
2005
Year

* Impaired loans represented advances which have been classified as "substandard", "doubtful" and "loss" under the Group's classification of loan quality.

Property Revaluation

Under the new HKAS40, the aggregate impact of property revaluation on profit and loss account was HK$1,445 million, of which HK$1,382 million came from investment properties revaluation. Gain on revaluation of bank premises was HK$63 million. The surge in gain from disposal of/fair value adjustments on investment properties in 2005 was largely due to adoption of HKAS 40 that allows revaluation gain or loss from investment properties be booked directly through the profit and loss account. The related deferred tax charge on revaluation of investment properties amounted to HK$339 million. The net impact on the Group's attributable profit in 2005 was HK$1,043 million.

Compared to the first half of 2005, gain from revaluation of investment properties fell by HK$454 million in the second half, which was in line with the movement of local property prices.

HK$'m	First Half 2005	Second Half 2005
Net gain on revaluation of premises	–	63
Net gain on fair value adjustments on investment properties	918	464
Deferred tax	155	184
Net gain on fair value adjustments on investment properties, after tax	763	280

Estimation of the effect on adoption of new accounting standards

Year 2005 was the first full year of using the new accounting standards, namely HKAS 39 "Financial Instruments – Recognition and Measurement", HKAS 40 "Investment Property" and HKAS 12 "Income Taxes" – HKAS Interpretation 21. Estimates of their full-year impact on profit and loss account are highlighted below:

HK$'m	Full-year ended 31 December 2005	Note
Effective yield and others	**137**	i
Hedging and asset classification	**165**	ii
Revaluation of investment properties	**1,382**	iii
Taxation	**(579)**	
Subtotal	**1,105**	
Loan impairment allowance	**1,169**	iv

The main differences were attributable to the adoption of HKAS 39 and HKAS 40. The key impact is summarised in the following notes:

i. HKAS 39 requires the use of effective yield on interest income recognition for directly attributable loan fees and costs. This new standard affected both net interest income and net fees and commission income.

ii. Certain derivative financial instruments that were previously not marked to market are now stated at fair value under HKAS 39. On 1 January 2005, the Group reclassified certain held-to-maturity securities to available-for-sale securities and to financial instruments at fair value through profit or loss. The Group also designated certain financial liabilities at fair value through profit or loss. In 2005, the changes in fair value of these financial instruments were reflected in the profit and loss account. Differences arising from hedging and asset classification mainly affected net interest income and net trading income.

iii. HKAS 40 requires fair value changes in investment properties to be reported directly in the profit and loss account. Previously, changes in the value of investment properties were treated as a movement in the investment properties revaluation reserve on a portfolio basis. Under the previous accounting standards, there would have been no impact on the profit and loss account arising from investment property revaluation.

iv. Under HKAS 39, individual (IA) and collective assessment (CA) models are used to determine the impairment allowances for loans and advances. Using this new methodology, the total impairment allowances required on 31 December 2005 was lower than the total allowances established at the beginning of the year resulting in a net write-back. The reduction of the loan impairment allowances was made possible by the continual improvement in the quality of the Group's loan portfolio. Under the previous accounting standards, there would have been an increase in general provisions regardless of the improvement in asset quality.

Financial Position

HK$'m, except percentage amount	**At 31 December 2005**	At 31 December 2004
Cash and short-term funds	**115,575**	102,647
Placements with banks and other financial institutions maturing between one and twelve months	**47,611**	107,581
Certificates of deposit held	**19,464**	22,338
Hong Kong SAR Government certificates of indebtedness	**32,630**	34,760
Securities investments*	**229,568**	189,388
Advances and other accounts	**335,355**	309,211
Fixed assets & investment properties	**25,855**	21,877
Other assets **	**16,047**	8,974
Total assets	**822,105**	796,776
Hong Kong SAR currency notes in circulation	**32,630**	34,760
Deposits and balances of banks and other financial institutions	**40,655**	34,440
Deposits from customers	**633,091**	631,330
Certificates of deposit issued	**3,965**	3,788
Other accounts and provisions	**31,031**	22,698
Total liabilities	**741,372**	727,016
Minority interests	**1,298**	1,239
Capital and reserves attributable to the equity holders of the Company	**79,435**	68,521
Total liabilities and equity	**822,105**	796,776
Loan-to-deposit ratio	**52.23%**	49.61%

* At 31 December 2005, securities investments comprise investment in securities, trading securities and other financial instruments at fair value through profit or loss based on the classification required under the new accounting standards. At 31 December 2004, securities investments include held-to-maturity securities, investment securities and other investments in securities.

** Trade bills, investments in associates and derivative financial instruments are included in other assets.

Balance Sheet Mix in 2005


HK$ million/(%)
68,141 (8.3%)
115,575 (14.1%)
25,855 (3.1%)
47,611 (5.8%)
335,355 (40.8%)
229,568 (27.9%)

Balance Sheet Mix in 2004


HK$ million/(%)
66,072 (8.3%)
102,647 (12.9%)
21,877 (2.7%)
107,581 (13.5%)
309,211 (38.8%)
189,388 (23.8%)
Cash and short-term funds
1-12M Placements with financial institutions
Securities investments
Advances and other accounts
Fixed assets & investment properties
Other assets

The Group's total assets were HK$822,105 million as at 31 December 2005, up HK$25,329 million or 3.2%, from the end of 2004:

- Interbank placements maturing between one and twelve months dropped by HK$59,970 million, or 55.7%.
- Securities investments rose by HK$40,180 million, or 21.2%, to HK$229,568 million.
- The Group continued to actively manage the balance sheet. As a result, short-term surplus funds were reduced and uses of funds by our lending business and securities investment portfolios increased.

Advances to customers

HK$'m, except percentage amounts	**At 31 December 2005**	**%**	At 31 December 2004*	%
Loans for use in Hong Kong	**279,826**	**83.8**	270,666	86.4
Industrial, commercial and financial	**151,903**	**45.5**	145,979	46.6
Individuals	**127,923**	**38.3**	124,687	39.8
Trade finance	**16,080**	**4.8**	13,279	4.2
Loans for use outside Hong Kong	**38,108**	**11.4**	29,281	9.4
Total advances to customers	**334,014**	**100.0**	313,226	100.0

* Certain comparative amounts have been reclassified to conform with the current year's presentation.

Total advances to customers grew by 6.6% year-on-year. Loans for use in Hong Kong rose by 3.4%:

- Lending to industrial, commercial and financial sectors increased by HK$5,924 million, or 4.1%, driven by loans for property investment and financial concerns. In particular, our SME loan portfolio increased by HK$4,049 million, or 9.1%.
- Residential mortgage loan (excluding those under the government-sponsored Home Ownership Scheme) increased by HK$3,564 million, or 3.7%, to HK$99,179 million.
- Card advances grew by HK$412 million, or 9.7%, to HK$4,668 million as a result of an increase in cardholder spending.

Trade finance recorded an encouraging growth of HK$2,801 million, or 21.1%, on the back of double-digit growth in merchandise exports and strong local demand. Loans for use outside Hong Kong increased by 30.1%, mainly due to the strong growth of our Mainland operation's corporate lending business. Loans extended by our Mainland branches grew by 61.4% to HK$15,093 million.

Total advances to customers by currency mix (%)


3.4%
12.8%
83.8%
3.6%
12.2%
84.2%
2005.12.31
2004.12.31
HKD
USD
Others

In terms of currency mix, HK dollar and US dollar advances to customers accounted for 83.8% and 12.8% respectively. Other currency advances to customers accounted for 3.4% only. There was no significant change in currency mix between 2004 and 2005.

Deposits from customers

HK$'m, except percentage amounts	**At 31 December 2005**	%	At 31 December 2004	%
Demand deposits and current accounts	**28,949**	**4.5**	32,470	5.1
Savings deposits	**216,552**	**33.9**	296,462	47.0
Time, call and notice deposits	**387,590**	**60.6**	302,398	47.9
Total deposits from customers	**633,091**	**99.0**	631,330	100.0
Interest rate related structured deposits	**6,373**	**1.0**	N/A	0.0
Adjusted total deposits from customers	**639,464**	**100.0**	631,330	100.0

Deposits from customers increased marginally by HK$1,761 million, or 0.3%, to HK$633,091 million compared to 2004. The Group's strategy to optimise funding costs by actively controlling interest rates on fixed deposits affected the deposit growth rate. Given the Group's low loan to deposit ratio, the Group's strategy was to tightly control over deposit rates while remaining competitive among peer group banks. The result was an increase in the loan to deposit ratio from 49.6% in 2004 to 52.2% in 2005.

As depositors chased for higher returns, switching from current and savings deposits to fixed deposits were obvious throughout 2005. Time, call and notice deposits rose by HK$85,192 million or 28.2%, whereas savings deposits dropped by HK$79,910 million or 27.0%. While this had a negative impact on the Group's overall funding costs, this impact was mitigated by other cost reduction strategies mentioned above.

There was a growing popularity in structured deposits, a hybrid of retail deposit and derivatives that gives a higher nominal interest rate to depositors. The Group successfully launched a number of structured deposits in 2005 such as interest rate and currency linked structured deposits, bullion linked deposits and equity linked deposits with call option. These new offerings were warmly received by our customers. Interest rate related structure deposits amounted to HK$6,373 million by the end of 2005, representing about 1% of the adjusted total deposits from customers.

Adjusted total deposits from customers by currency mix (%)


11.5%
21.1%
67.4%
9.6%
21.5%
68.9%
2005.12.31
2004.12.31
HKD
USD
Others

In terms of currency mix, HK dollar and US dollar deposits from customers accounted for 67.4% and 21.1% respectively. Other currency deposits from customers accounted for 11.5%. The Group's HK dollar loan to deposit ratio rose to 64.9% in 2005 from 60.6% in 2004 mainly due to increase in HK dollar advances to customers.

Asset Quality

HK$'m, except percentage amounts	**At 31 December 2005**	At 31 December 2004
Advances to customers	**334,014**	313,226
Impaired loan ratio[&]	**1.28%**	2.95%
Impairment allowances	**1,714**	–
Regulatory reserve for general banking risks	**3,526**	–
Total allowances and regulatory reserve	**5,240**	–
General provisions	**–**	5,465
Specific provisions	**–**	2,320
Total provisions	**–**	7,785
Total allowances/provisions as a percentage of advances to customers	**0.51%**	2.49%
Total allowances and regulatory reserve/provision as a percentage of advances to customers	**1.57%**	2.49%
Impairment allowances on impaired loan ratio [##]	**29.77%**	–
Specific provision on classified loan ratio	**–**	25.09%
Total coverage (including collateral values) [##]	**99.88%**	91.66%
Residential mortgage loans [*] – delinquency [**] and rescheduled loan ratio	**0.30%**	0.61%
Card advances – delinquency ratio [**#]	**0.32%**	0.38%
	2005	2004
Card advances – charge-off ratio[#]	**2.67%**	3.96%

& Impaired loans represented advances which have been classified as "substandard", "doubtful" and "loss" under the Group's classification of loan quality. Upon adoption of HKFRS 5, repossessed assets are initially recognized at the lower of their fair value or the amortized cost of the related outstanding loans on the date of repossession. The related loans and advances are deducted from loans and advances.

* Residential mortgage loans exclude those under the Home Ownership Scheme and other government-sponsored home purchasing schemes.

** Delinquency ratio is measured by a ratio of total amount of overdue loans (more than three months) to total outstanding loans.

\# Exclude Great Wall cards and computed according to the HKMA's definition.

\#\# Only include impairment allowances on loans classified as "substandard", "doubtful" and "loss" under the Group's classification of loan quality.

The term "impaired loan" is now used as a replacement for the terms "Non-performing Loans" and "Classified Loans". However, the Group has continued to use the 3 Classifications ("Sub-standard", "Doubtful" and "Loss") to categorize impaired loans.

Movement of gross impaired advances to customers

In HK$ bln	2005	2004
Beginning balance	**9.2**	18.0
New impaired loans	**1.7**	2.4
Upgraded impaired loans	**(1.2)**	(1.0)
Collection	**(3.8)**	(7.3)
Write-off	**(1.1)**	(2.9)
Others	**(0.5)**	–
Ending balance	**4.3**	9.2

In 2005, the Group's impaired loans decreased substantially by HK$4,983 million, or 53.9% compared to 2004. Impaired loan ratio improved by 1.67 percentage points to 1.28% due to strong collection and recovery efforts. Total collections amounted to approximately HK$3.8 billion. Write-offs of impaired loans amounted to HK$1.1 billion. About HK$0.4 billion of the reduction in impaired loans was due to the treatment of repossessed assets as a direct offset against the impaired loans outstanding, as prescribed by HKFRS 5.

Total impairment allowances, including both IA and CA, amounted to HK$1,714 million. Impairment allowances for impaired loan ratio was 29.77%. If the value of underlying collateral was included, the total coverage ratio would increase to 99.88%. The Group also held a regulatory reserve amounting to HK$3,526 million. This regulatory reserve balance was created by a transfer of HK$3,410 million from retained earnings at the beginning of the financial year plus an increase of HK$116 million during the year. The latter increase was created also by a transfer from the retained earnings and had no impact on the attributable profit of the Group.

The quality of the Group's residential mortgage loans continued to improve. The combined delinquency and rescheduled loan ratio decreased from 0.61% at end-2004 to 0.30%. The quality of card advances also improved, with the delinquency ratio and charge-off ratio dropping from 0.38% and 3.96% to 0.32% and 2.67% respectively.

Capital and Liquidity Ratios

HK$'m, except percentage amounts	**At 31 December 2005**	At 31 December 2004
Tier 1 capital	**64,213**	60,905
Tier 2 capital	**3,991**	5,049
Unconsolidated investment and other deductions	**(1,004)**	(1,257)
Total capital base after deductions	**67,200**	64,697
Risk-weighted assets		
On-balance sheet	**412,851**	369,875
Off-balance sheet	**30,713**	34,045
Deductions	**(6,450)**	(3,091)
Total risk-weighted assets	**437,114**	400,829
Total risk-weighted assets adjusted for market risk	**438,213**	400,977
Capital adequacy ratios (banking group level)		
Before adjusting for market risk		
Tier 1	**14.69%**	15.19%
Total	**15.37%**	16.14%
After Adjusting for market risk		
Tier 1*	**14.65%**	15.19%
Total *	**15.33%**	16.13%
	Full-year ended 31 December 2005	Full-year ended 31 December 2004
Average liquidity ratio	**42.02%**	36.03%

* The capital adequacy ratios take into account market risks and are calculated in accordance with the relevant HKMA guidelines.

Total capital base of the Group after deduction continued to rise and ended the year with an increase of HK$2,503 million or 3.9% over the balance at 31 December 2004 mainly due to increase in retained earnings. However, the consolidated capital adequacy ratio of the banking group fell to 15.37% from 16.14% in 2004 because of the 9.1% increase in total risk-weighted assets. This was the result of an increase in loan advances to customers and securities investment, which was partially offset by the reduction in interbank placements.

The impact of the new accounting standards on capital base was not significant at both the Group and the bank levels. In accordance with the HKMA guideline "Impact of the New Hong Kong Accounting Standards on Authorized Institutions' Capital Base and Regulatory Reporting", collective assessment allowances of HK$731 million and regulatory reserve of HK$3,571 million appropriated from retained earnings were included as Tier 2 capital. At 31 December 2004, general provisions eligible as Tier 2 capital were HK$5,049 million.

Average liquidity ratio rose to 42.02%, compared to 36.03% in 2004. Although the Group managed to lengthen average asset duration for yield enhancement, liquefiable liabilities with remaining maturities less than one month also decreased drastically as deposits migrated from demand and savings to fixed deposits ultimately helped return a stronger liquidity position.

Business Review

This section covers the review of the Group's business lines together with their respective financial results. Certain year-on-year figures in the following business segment analysis are not strictly comparable because of the adoption of the new accounting standards.

Retail banking

HK$'m, except percentage amounts	**Full-year ended 31 December 2005**	Full-year ended 31 December 2004	Increase/ (decrease)
Net interest income	**7,371**	5,445	+35.4%
Other operating income	**2,634**	2,578	+2.2%
Operating income	**10,005**	8,023	+24.7%
Operating expenses	**(4,446)**	(3,897)	+14.1%
Operating profit before impairment/ provisions on advances	**5,559**	4,126	+34.7%
Loan impairment release/(charge) for bad and doubtful debts	**956**	28	+3,314.3%
Others	**(12)**	(1)	+1,100.0%
Profit before taxation	**6,503**	4,153	+56.6%
	At 31 December 2005	At 31 December 2004	Increase/ (decrease)
Segment assets	**157,892**	132,790	+18.9%
Segment liabilities	**551,428**	567,309	– 2.8%

Note: For additional segmental information, see Note 11 to the Summary Financial Statements.

Results

Retail Banking posted a 56.6% growth on profit before taxation to HK$6,503 million mainly due to the increase in deposit spread and an increase in loan impairment release.

Net interest income rose by 35.4% to HK$7,371 million. Although the narrowing of the prime-HIBOR spread reduced the overall profitability of prime based loan, which formed the majority of Retail Banking's loan assets, the higher interbank rates increased the yield of low-cost deposits, thereby increasing the segment's overall net interest income. Other operating income consisted mainly of net fees and commissions. Net fees and commissions income was up slightly by 1.6% or HK$33 million. Growth of insurance commissions and credit card commissions outweighed the declines in commissions from stock-broking and sales of funds.

The segment also reported a net loan impairment release of HK$956 million in 2005, compared to only HK$28 million in 2004. The substantial increase of the loan impairment release was largely attributable to lower delinquency ratio and higher collateral values.

Advances and other accounts, including mortgage loans and card advances, increased by 4.6% to HK$127,462 million from end-2004. Customer deposits decreased slightly by 1.8% to HK$533,639 million.

Growth of fee income from wealth management

Wealth management was one of the top priorities in the Group's 2005 business development strategies. Despite the interest rate hike and keen market competition, the Group's wealth management customers and assets under management grew by 64% and 50% respectively compared to 2004. Although the sales of capital guaranteed funds were inactive, the sales of open-end funds and structured notes recorded satisfactory growth of 70% and 27% respectively. The Group's insurance business was boosted by the success of several innovative insurance products such as "Get-Free Insurance Plan" and "Supreme Saver 5 Year Life Endowment Plan".

Leadership maintained in mortgages

Through effective marketing and wider assortment of mortgage products, mortgage loan balance managed to increase by 3.7% in the midst of fierce market competition. The Group maintained its position as the market leader in residential mortgage business in 2005. To enhance profitability, the Group adjusted its mortgage pricing strategy in the second half of the year. As mentioned above, the asset quality of residential mortgage improved, while negative equity ratio at the end of 2005 dropped further due to appreciating property prices.

Focus on high net worth customers

Wealth Management Prime and Wealth Management VIP services were launched in December 2004 and January 2005 respectively. These products are customized to provide professional wealth management services to customers with assets under management of above HK$500,000 and HK$2,000,000 respectively. Currently, 92 Wealth Management Prime and 13 Wealth Management VIP centres have been set up, providing an exclusive and comfortable service environment for valued customers.

Continued growth of credit card business

The Group's card business maintained its growth momentum in 2005 in terms of customer base and service range. Card advances increased by 9.7% and the number of cards issued grew by 6.9% from end of 2004. Cardholder spending volume and merchant acquiring volume registered double-digit growth of 17.4% and 17.3% respectively. The Group's outstanding performance and service quality were duly recognised by the industry. During the year, the Group won 19 awards from MasterCard International, Visa International, the Hong Kong Trade Development Council and the International Licensing Industry Merchandisers' Association. The Group also looked for development opportunities in other Asian countries. In conjunction with the Bank of China, the Group successfully launched the new BOC VISA and BOC MasterCard in Singapore in June 2005. In Thailand, the Group started the China UnionPay card acquiring business in January 2005.

Rationalization of branch network

To cope with the rapid expansion and development of its wealth management business, the Group continued its channel rationalization by adding three more branches to its network. The Group also revamped 43 wealth management locations, which included 34 Wealth Management Centres and 9 VIP Centres. By the end of 2005, the total number of branches located in Hong Kong was 286 and the total number of ATMs was 456.

Other achievements

The Group remained the market leader in the Renminbi (RMB) personal banking services and continued to achieve satisfactory results in various RMB related businesses. RMB deposits grew sharply by 74% in 2005. RMB credit card spending recorded a remarkable increase of 265%. The number of ATMs providing RMB withdrawal service increased to 236 in 2005.

The Group was one of the leading banks in Hong Kong that extended RMB services to corporate customers. New services included "RMB Merchant Link", a one-stop RMB notes collection service for designated merchants; and "BOC Remittance Plus" Service which allows same-day fund transfer to designated locations in the Mainland.

Continuous progress was made on e-channel developments by enhancing and expanding iTS internet banking functions, especially in the area of investment services. In view of rising concern on internet security, the Group launched the two-factor authentication function in June 2005 to safeguard the use of online banking.

Corporate banking HK$'m, except percentage amounts	**Full-year ended 31 December 2005**	Full-year ended 31 December 2004	Increase/ (decrease)
Net interest income	**3,966**	3,643	+8.9%
Other operating income	**1,115**	1,201	– 7.2%
Operating income	**5,081**	4,844	+4.9%
Operating expenses	**(1,300)**	(1,211)	+7.3%
Operating profit before impairment/ provisions on advances	**3,781**	3,633	+4.1%
Loan impairment release/write-back of bad and doubtful debts	**1,689**	1,600	+5.6%
Others	**(1)**	1	N/A
Profit before taxation	**5,469**	5,234	+4.5%
	At 31 December 2005	At 31 December 2004	Increase/ (decrease)
Segment assets	**211,834**	187,947	+12.7%
Segment liabilities	**101,710**	90,054	+12.9%

Note: For additional segmental information, see Note 11 to the Summary Financial Statements.

Results

Corporate Banking reported a 4.5% rise in profit before taxation to HK$5,469 million. Net interest income increased by 8.9% to HK$3,966 million whereas other operating income fell by 7.2% to HK$1,115 million. Operating expenses were up 7.3% to HK$1,300 million.

The rise in net interest income was helped by the expansion of the sector's balance sheet despite pressure on loan spread. Other operating income decreased as the new accounting standards requires the amortization of directly attributable loan fees as interest income using effective interest rate calculation, thereby reducing the syndicated loan fees.

Loan impairment release was HK$1,689 million, up by HK$89 million or 5.6% from a year ago. Asset quality of the corporate loan portfolio continued to improve with lower new impaired loan formation and higher collateral values resulting from stable property prices. Recoveries remained strong under the favourable market conditions.

Corporate Banking sector achieved satisfactory growth in loans and advances in 2005. Advances and other accounts increased by 10.1% to HK$205,066 million. Customer deposits increased by 13.3% to HK$99,452 million.

Leadership maintained in syndicated lending

The Group remained the market leader in arranging and participating in syndicated loans in the Hong Kong and Macau market, and was ranked No.1 on the top-tier arranger list.

Growth of market share in SME business

In 2005, a new SME Business Model was implemented to better serve SME clients. Through the establishment of the Credit Management Division, SME loan approval was expedited. The Group launched a number of products such as SME Quick Loan and seasonal trade financing facility arrangement to cater for the needs of SME clients. As a result of these initiatives, the total volume of SME loans increased by 9.1%.

Growth of trade finance and enhancement of capability in cash management

Trade finance and bills processing volume registered solid growth despite increasing competition. During the year, bills processing volume rose by 12.6%. This was largely attributed to the upgrading of services through the Group's new trade services system. The new system not only improves workflow and efficiency in customer service, but also provides a solid operating platform for the future growth of the Group's trade finance business.

In 2005, the cash management system was successfully linked to the systems of BOC overseas branches. This facilitates customers to access real-time consolidated worldwide information, thus making it infinitely more convenient for large corporate clients in terms of cash management.

Enhancement of e-banking services, CBS Online

In 2005, the number of CBS Online customers continued to grow as several valued-added services were added. The Group's CBS e-banking service enables corporate customers to process various banking transactions and obtain account information online effectively.

Mainland Branches

Following the growth in 2004, the Group's Mainland branches continued to report strong results in 2005. Operating profit before provisions increased by 106% to HK$303 million. Total advances to customers of our Mainland branches rose significantly by 61.4% to HK$15,093 million while customer deposits increased by 1.4% to HK$2,316 million.

During the year, there was further consolidation of the Group's new China business model and matrix management model whereby a head office based in Shanghai would coordinate the China business conducted respectively by BOCHK's Mainland branches, Nanyang Commercial Bank and Chiyu Banking Corporation.

Overall sales capabilities and services in various regions were expanded. By the end of 2005, the Group had nine Mainland branches that were permitted to participate in RMB business. All 14 branches now have the license to provide insurance agency services. In the second half of the year, the Mainland branches introduced the "Structure Deposits Service", "Wealth Management" service and "Option Linked Deposits".

Persistent efforts have been made in the integration of business operation of the Group's retail and corporate banking units in China. Meanwhile, collaboration with BOC has been further strengthened to jointly develop mutually rewarding business. These efforts have solidified the Group's foundations in China and accelerated cross-border services. In 2005, more than 150 cross border customers were referred bilaterally.

Treasury

HK$'m, except percentage amounts	Full-year ended 31 December 2005	Full-year ended 31 December 2004	Increase/ (decrease)
Net interest income	**2,529**	2,153	+17.5%
Other operating income	**1,048**	533	+96.6%
Operating income	**3,577**	2,686	+33.2%
Operating expenses	**(308)**	(296)	+4.1%
Operating profit before impairment/ provisions on advances	**3,269**	2,390	+36.8%
Others	**(96)**	2	N/A
Profit before taxation	**3,173**	2,392	+32.7%
	At 31 December 2005	At 31 December 2004	Increase/ (decrease)
Segment assets	**426,790**	453,457	– 5.9%
Segment liabilities	**84,049**	68,485	+22.7%

Note: *For additional segmental information, see Note 11 to the Summary Financial Statements.*

Results

For 2005, Treasury reported a profit before taxation of HK$3,173 million, an increase of 32.7% due to higher operating income.

Net interest income increased by HK$376 million or 17.5%. Although the flattening yield curve had a negative impact on net interest income, enhanced yields from short-tenor debt securities helped mitigate the effects of the interest rate abnormality and protected the growth of interest income.

Other operating income increased by HK$515 million or 96.6% due to favourable changes in the fair values of foreign exchange swap contracts, interest rate derivatives and other financial instruments.

Investment portfolio diversification to maximize return on residual funds

The Group diversified its medium to long-term investments with mortgage-backed securities, covered bonds and corporate bonds in an attempt to maximize the return on residual funds. This diversification also helped in reducing concentration risks.

Development of sophisticated and customized treasury products

The Group continued to expand its treasury product offerings by introducing a variety of structured deposits geared towards customers' needs such as Gold Linked Deposits (GLD) and Equity Linked Deposits (ELD). The development of these new products significantly enhanced the Group's wealth management capability and directly contributed to the expansion of the size and business volume of the wealth management customer base. This also helped broaden the Group's corporate client base and enriched clients' portfolio.

Leverage on retail and corporate distribution channels

The Group continued to expand the size of its treasury customer base. This was achieved through closer co-operation with the retail and corporate distribution channels, supported by Treasury's strengthened sales and customer services team. A special unit was also formed to provide more personalized support to treasury customers. The number of treasury customers increased by 46% in 2005.

Risk Management

Overview

Risk management is a vital part of the Group's corporate governance framework. The Group believes that sound risk management is a key success factor for any organisation. As such, in its daily operation, the Group emphasises that risk management is the foundation of healthy business development and that a balance must be achieved between risk control and business growth. The principal types of risk inherent in the Group's business are reputation risk, legal and compliance risk, strategic risk, credit risk, market risk, interest rate risk, liquidity risk and operational risk. The Group's risk management objective is to enhance shareholder value while maintaining risk exposures within acceptable limits.

Risk Management Governance Structure

The Group's risk management governance structure is designed to cover the whole process of all businesses and ensure various risks are properly managed and controlled in the course of business. The Group has a sound risk management organisational structure as well as comprehensive policies and procedures to identify, measure, monitor and control various risks across the organisation. These risk management polices and procedures are regularly reviewed and modified to reflect changes in markets and business strategies. Various groups of risk takers assume their respective responsibilities for risk management.

The Board of Directors, representing the interests of shareholders, has the ultimate responsibility for risk management. The Board, with the assistance of its committees, has the primary responsibility for the determination of risk management strategies and for ensuring that the Group has an effective risk management system to implement these risk management strategies. The Risk Committee ("RC"), established by the Board of Directors as a standing committee, is responsible for approving major risk management policies and procedures and major asset and liability management policies.

The Chief Executive's ("CE") responsibility is to ensure the proper implementation of the policies and procedures and various risk limits in accordance with the risk management strategies set by the Board, and to oversee the effectiveness of managing and controlling risk in the day-to-day management. The Chief Risk Officer ("CRO") and the Chief Financial Officer ("CFO") assist the CE to manage various types of risks. The CRO oversees the management of reputation risk, legal and compliance risk, credit risk, market risk and operational risk. The CFO is responsible for strategic risk, interest rate risk and liquidity risk.

BOCHK's principal banking subsidiaries, Nanyang and Chiyu, are managed under risk policies that are consistent with those of the Group. These subsidiaries execute their risk management strategy independently and report to BOCHK's management on a regular basis.

Reputation Risk Management

Reputation risk is the risk that negative publicity regarding the Group's activities, factual or otherwise, may cause a potential decline in the Group's business or lead to costly litigation. Reputation risk is inherent in every aspect of the Group's business operation and covers a wide spectrum of issues.

In order to mitigate reputation risk, the Group has formulated and implemented a Reputation Risk Management Policy. This policy establishes standards to prevent and to manage reputation risk proactively at an early stage. It requires constant monitoring of external reputation risk incidents and published failures of risk incidents within the financial industry.

Legal and Compliance Risk Management
Legal risk is the risk that unenforceable contracts, lawsuits or adverse judgments may disrupt or otherwise negatively affect the operations or financial condition of the Group. Compliance risk is the risk of legal and regulatory sanctions, which may directly result in financial loss, or affect the reputation of the Group caused by non-compliance to applicable laws, regulations and best industry practices. By establishing and maintaining appropriate policies and guidelines, the CRO, working through the Legal and Compliance Department, is responsible for proactively identifying and managing these risks.

Strategic Risk Management
Strategic risk generally refers to the risks that may induce current or future negative impacts on the financial and market positions of the Group because of poor strategic decisions, improper implementation of strategies and lack of response to the market. The Group has developed a Strategic Risk Management Policy that clearly defines the management and oversight of such risks.

Credit Risk Management
Credit risk is the risk that financial loss arises from the failure of a customer or counterparty to meet its obligations under a contract that it has entered into with the Group. Credit risk arises principally from the Group's lending, trade finance and treasury activities.

Risk Management Department (RMD), under the supervision of CRO, provides centralized management of credit risk within the Group. Credit policies and procedures are formulated by RMD and are approved by the RC and the Board of Directors. Such policies include setting controls over the maximum level of the Group's exposure to customers and customer groups and other risk concentrations in selected market sectors, industries and products. These credit policies and procedures are regularly updated and serve as guidance to business units as to the risk appetite of the Group from time to time.

RMD also undertakes independent review and objective assessment of credit facilities originated by business units. Different credit approval and control procedures are adopted according to the level of risk associated with the customer or transaction. Currently, a credit scoring system is used to process retail credit transactions, including residential mortgage loans, personal loans and credit cards. The Credit Risk Assessment Committee comprising experts from credit and other functions of the Group is responsible for making an independent assessment of all credit facilities which require the approval of Deputy Chief Executives or above.

The Group adopts an eight-grade facility grading structure according to HKMA's loan classification requirement. RMD provides regular credit management information reports and ad hoc reports to members of Management Committee, RC, AC and Board of Directors.

Market Risk Management
Market risk is the risk associated with the movements of foreign exchange rates, interest rates or equity and commodity prices on the earnings of the Group. The Group's market risk arises from customer-related business and from position taking. Trading positions are subject to daily marked-to-market valuation. Market risk is managed within the risk limits approved by the RC. The overall risk limits are divided into sub-limits by reference to different risk factors, including interest rate, foreign exchange rate, commodity price and equity price.

The Market Risk Division in RMD is responsible for the daily oversight of the Group's market risk. The Division ensures that the overall and individual market risk positions are within the Group's risk tolerance.

VaR is a statistical technique which estimates the potential losses that could occur on risk positions taken over a specified time horizon within a given level of confidence. The Group uses historical movements in market rates and prices, a 99% confidence level and a 1-day holding period to calculate portfolio and individual VaR.

The following table set out the VaR for all trading market risk exposure of BOCHK.

HK$'m		At 31 December	Minimum during the year	Maximum during the year	Average for the year
VAR for all market risk	– 2005	1.8	1.2	5.8	2.6
	– 2004	2.9	0.9	5.6	3.2
VAR for foreign exchange risk	– 2005	1.2	0.6	5.2	1.9
	– 2004	2.3	0.5	5.0	2.2
VAR for interest rate risk	– 2005	1.4	0.9	3.7	2.1
	– 2004	1.9	0.5	4.4	2.4
VAR for equity risk	– 2005	0.1	0.0	0.5	0.1
	– 2004	0.1	0.1	2.6	0.5

For the year ended 31 December of 2005, the average daily revenue of BOCHK earned from market risk related trading activities was HK$2.0 million (2004: HK$2.1 million). The standard deviation of these daily trading revenues was HK$1.8 million (2004: HK$2.3 million).

The RMD is also responsible for monitoring foreign exchange exposure and related stop-loss limits on a day-to-day basis as well as the credit risk exposure arising from foreign exchange transactions.

Interest Rate Risk Management

The Group's interest rate risk exposures are mainly structural driven. The major types of structural positions are:

repricing risk – mismatches in the maturity or repricing periods of assets and liabilities

basis risk – different pricing basis for different transactions so that yield on assets and cost of liabilities may change by different amounts within the same repricing period

The Group's Asset and Liability Management Committee ("ALCO") maintains oversight of interest rate risk and the RC sanctions the interest rate risk management policies formulated by the ALCO. The Finance Department identifies, measures and monitors interest rate risk on a daily basis.

Gap analysis is one of the tools used to measure the Group's exposure to repricing risk. This provides the Group with a static view of the maturity and repricing characteristics of its balance sheet positions. The Group uses interest rate derivatives to hedge its interest rate exposures and in most cases, plain vanilla interest rate swaps are used.

Sensitivities of earnings and economic value to interest rate changes (Earnings at Risk and Economic Value at Risk) are assessed through hypothetical interest rate shock of 200 basis points across the yield curve on both sides. Earnings at Risk and Economic Value at Risk are respectively controlled within an approved percentage of the projected net interest income for the year and the latest capital base as sanctioned by the RC. The Finance Department reports the results to the ALCO and the RC on a regular basis.

The impact of basis risk is gauged by the projected change in net interest income under scenarios of imperfect correlation in the adjustment of the rates earned and paid on different instruments. Ratios of assets to liabilities with similar pricing basis are established to monitor such risk.

Stress tests on repricing risk and basis risk are conducted regularly. The ALCO monitors the results of stress tests against limits and decides whether remedial action should be taken.

Liquidity Risk Management

The goal of liquidity management is to enable the Group, even under adverse market conditions, to meet all its maturing repayment obligations on time and to fund all of its asset growth and strategic opportunities, without forced liquidation of its assets at short notice.

The Group funds its operations principally by accepting deposits from retail and corporate depositors. In addition, the Group may issue certificates of deposit to secure long-term funds. Funding may also be secured through adjusting the asset mix in the Group's investment portfolio. The Group deposits in the interbank market and uses the majority of funds raised to extend loans, to purchase debt securities or to conduct interbank placements.

The primary goal of the Group's asset and liability management strategy is to achieve optimal return while ensuring adequate levels of liquidity and capital within an effective risk control framework and ALCO is responsible for establishing these policy directives (including the liquidity contingency plan), and the RC sanctions the liquidity management policies. The Finance Department closely monitors the liquidity risk of the Group using cash flow analysis and by examining deposit stability, concentration risk, loan to deposits ratio and liquidity profile of the investment portfolio reports to the Management and ALCO regularly.

Operational Risk Management

Operational risk relates to the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events. An Operational Risk Management Division is set up within the RMD to oversee the entire operational risk management framework of BOCHK.

The Group has put in place an effective internal control process which requires the establishment of detailed policies and control procedures for all the key activities. Proper segregation of duties and independent authorisation are the fundamental principles followed by the Group. Business line management is responsible for managing and reporting operational risks specific to their business units on a day-to-day basis by identifying, assessing and controlling the risks inherent in business processes, activities and products. These are followed by periodic monitoring and ongoing review of changes by the RMD. The RMD formulates corporate-level policies and procedures concerning operational risk management which are approved by the RC. The RMD evaluates the operational risk profile, records operational risk data and reports operational risk issues to the RC and senior management.

Business continuity plans are in place to support business operations in the event of disasters. Adequate backup facilities are maintained and periodic drills are conducted. The Group also arranges insurance cover to reduce potential losses in respect of operational risk.

Capital Management

The major objective of capital management is to maximize total shareholders' return while maintaining a strong capital position. The Group periodically reviews its capital structure and adjusts the capital mix where appropriate to achieve the lowest overall cost of capital. The ALCO, with the assistance of the Finance Department, monitors the Group's capital adequacy. The Group has complied with all the statutory capital standards for all the periods presented in the report.

Stress Testing

The Group supplements the analysis of various types of risks with stress testing. Stress testing is a risk management tool for estimating the Group's risk exposures under stressed conditions arising from extreme but plausible market or macroeconomic movements. These tests are conducted on a regular basis and the results are reported.

Corporate Information

Board of Directors

Chairman
XIAO Gang#

Vice Chairmen
SUN Changji#
HE Guangbei

Directors
HUA Qingshan#
LI Zaohang#
ZHOU Zaiqun#
ZHANG Yanling#
FUNG Victor Kwok King*
KOH Beng Seng*
SHAN Weijian*
TUNG Chee Chen*
TUNG Savio Wai-Hok*
YANG Linda Tsao*

Non-executive Directors
* Independent Non-executive Directors

Senior Management

Chief Executive
HE Guangbei

Deputy Chief Executive
LAM Yim Nam

Chief Financial Officer
LEE Raymond Wing Hung

Deputy Chief Executive
GAO Yingxin

Chief Risk Officer
CHEUNG Alex Yau Shing

Chief Information Officer
LIU Peter Yun Kwan

Company Secretary
YEUNG Jason Chi Wai

Registered Office

52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

Auditors

PricewaterhouseCoopers

Share Registrar

Computershare Hong Kong Investor Services Limited
46th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

ADS Depositary Bank

Citibank, N.A.
388 Greenwich Street
14th Floor
New York, NY 10013
United States of America

Website

www.bochk.com

Create

values and *deliver superior returns* to *shareholders*









Directors



Mr. XIAO Gang, Chairman

Aged 47. Chairman of the Board of Directors of the Company and BOCHK. Chairman of BOC. Director of BOC (BVI) and BOCHKG.



Mr. SUN Changji, Vice Chairman

Aged 63. Vice Chairman of the Board of Directors and Chairman of Nomination and Remuneration Committee of the Company and BOCHK. Director of BOC (BVI) and BOCHKG.



Mr. HE Guangbei, Vice Chairman and Chief Executive

Aged 51. Vice Chairman, Chief Executive and member of Strategy and Budget Committee of the Company and BOCHK. Chairman of Nanyang, Chiyu, Hong Kong Interbank Clearing Limited and HKICL Services Limited. Director of Hong Kong Note Printing Limited. Designated representative of BOCHK to the Hong Kong Association of Banks and presiding Chairman in 2005. Member of the Exchange Fund Advisory Committee and Banking Advisory Committee of the HKMA. Board member of Hong Kong Airport Authority, member of the Executive Committee of the Hong Kong Government Commission on Strategic Development and member of the Greater Pearl River Delta Business Council.



Mr. HUA Qingshan, Non-executive Director

Aged 53. Non-executive Director and member of Risk Committee and Strategy and Budget Committee of the Company and BOCHK. Executive Director and Executive Vice President of BOC.



Mr. LI Zaohang, Non-executive Director

Aged 50. Non-executive Director and member of Nomination and Remuneration Committee of the Company and BOCHK. Executive Director and Executive Vice President of BOC. Chairman of BOC Insurance and Bank of China (Canada).

Mr. ZHOU Zaiqun, Non-executive Director

Aged 53. Non-executive Director and member of Audit Committee and Strategy and Budget Committee of the Company and BOCHK. Executive Vice President of BOC.



Mdm. ZHANG Yanling, Non-executive Director

Aged 54. Non-executive Director and member of Risk Committee of the Company and BOCHK. Executive Vice President of BOC. Chairman of Bank of China (Hungary) Limited and Vice Chairman of BOCI.



Dr. FUNG Victor Kwok King, Independent Non-executive Director

Aged 60. Independent Non-executive Director and member of Audit Committee and Nomination and Remuneration Committee of the Company and BOCHK. Chairman of the Li & Fung Group of companies.



Mr. KOH Beng Seng, Independent Non-executive Director

Aged 55. Independent Non-executive Director and Chairman of Risk Committee and member of the Audit Committee of the Company and BOCHK. Chief Executive Officer of Octagon Advisors Pte Ltd.



Mr. SHAN Weijian, Independent Non-executive Director

Aged 52. Independent Non-executive Director and Chairman of Audit Committee and member of Nomination and Remuneration Committee of the Company and BOCHK. Managing Partner of Newbridge Capital Limited.





Mr. TUNG Chee Chen, Independent Non-executive Director

Aged 63. Independent Non-executive Director and member of Audit Committee and Nomination and Remuneration Committee of the Company and BOCHK. Chairman and Chief Executive Officer of Orient Overseas (International) Limited.



Mr. TUNG Savio Wai-Hok, Independent Non-executive Director

Aged 54. Independent Non-executive Director and member of Audit Committee, Risk Committee and Strategy and Budget Committee of the Company and BOCHK. Managing Director of Investcorp and Head of Investcorp's Technology Investment Group.



Mdm. YANG Linda Tsao, Independent Non-executive Director

Aged 79. Independent Non-executive Director and member of Audit Committee and Nomination and Remuneration Committee of the Company and BOCHK. Chairlady of Strategy and Budget Committee of the Company and BOCHK. Chairman of the Asian Corporate Governance Association (ACGA).

Senior Management



Mr. LAM Yim Nam, Deputy Chief Executive

Aged 53. Deputy Chief Executive responsible for the retail banking strategic business unit of the Group and General Manager of the Retail Banking Department of BOCHK. Director of BOC-CC. Deputy General Manager of the Kwangtung Provincial Bank, Hong Kong Branch from 1989 to 1998.



Mr. LEE Raymond Wing Hung, Chief Financial Officer

Aged 56. Chief Financial Officer of the Group. Former director of CITIC International Financial Holdings Limited. Former Director and Chief Executive of the Hong Kong Chinese Bank and former Senior Vice President and Managing Director of the Bank of New York.



Mr. GAO Yingxin, Deputy Chief Executive

Aged 43. Deputy Chief Executive in charge of the Group's corporate banking business. Former President and Chief Operating Officer of BOCI and former General Manager of Corporate Banking at BOC Head Office.



Mr. CHEUNG Alex Yau Shing, Chief Risk Officer

Aged 44. Chief Risk Officer in charge of the Group's overall risk management function, overseeing BOCHK's Risk Management Department, Legal and Compliance Department, and Special Assets Management Department. Former Assistant General Manager and Chief Credit Officer of Hang Seng Bank.



Mr. LIU Peter Yun Kwan, Chief Information Officer

Aged 54. Chief Information Officer in charge of the Group's Information Technology Department. Former Sector Head - Business Consulting Services (Financial Services Sector) for IBM China/Hong Kong Limited. Former Regional Chief Operating Officer of UBS Warburg and former Global Business Technology Officer of UBS Private Banking.



Mr. YEUNG Jason Chi Wai, Company Secretary

Aged 51. Company Secretary of the Company and BOCHK and Head of Investor Relations of the Group. Company Secretary of BOC.

The Directors are pleased to present their report together with the Summary Financial Statements of the Company and its subsidiaries for the year ended 31 December 2005.

Principal Activities

The principal activities of the Group are the provision of banking and related financial services. An analysis of the Group's performance for the year by business segments is set out in Note 11 to the Summary Financial Statements.

Results and Appropriations

The results of the Group for the year are set out in the consolidated profit and loss account on page 68.

The Board has recommended a final dividend of HK$0.480 per share, amounting to approximately HK$5,075 million, subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Friday, 26 May 2006. If approved, the final dividend will be paid on Tuesday, 30 May 2006 to shareholders whose names appear on the Register of Members of the Company on Tuesday, 23 May 2006. Together with the interim dividend of HK$0.328 per share declared in August 2005, the total dividend payout for 2005 would be HK$0.808 per share.

Closure of Register of Members

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the final dividend, from Thursday, 18 May 2006 to Tuesday, 23 May 2006 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the final dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 17 May 2006. Shares of the Company will be traded ex-dividend as from Tuesday, 16 May 2006.

Reserves

Details of movements in the reserves of the Group are set out in Note 10 to the Summary Financial Statements.

Donations

Charitable and other donations made by the Group during the year amounted to approximately HK$6 million.

Fixed Assets

Details of movements in fixed assets of the Group are set out in Note 6 to the Summary Financial Statements.

Share Capital

Details of the share capital of the Company are set out in Note 9 to the Summary Financial Statements.

As at the latest practicable date prior to the issue of this Summary Financial Report and based on publicly available information, the public float of the Company was approximately 34%. The Directors consider that there is sufficient public float in the shares of the Company.

Distributable Reserves

Distributable reserves of the Company as at 31 December 2005, calculated under section 79B of the Hong Kong Companies Ordinance, amounted to approximately HK$5,909 million.

Five-year Financial Summary

A summary of the results, assets and liabilities of the Group for the last five years is set out on insert.

Directors

The present Directors of the Company are set out on page 41. The biographical details of the Directors and senior management are set out on pages 44 to 47 of this Summary Financial Report. The term of office for each Non-executive Director is approximately three years.

Mr. Tung Savio Wai-Hok and Mr. Koh Beng Seng were appointed as Independent Non-executive Directors of the Company on 1 December 2005 and 23 March 2006 respectively. Further, Mr. Anthony Neoh has resigned as the Senior Adviser to the Board of Directors of the Company with effect from 1 January 2006.

Article 103 of the Company's Articles of Association provides that any director appointed by the Board shall hold office only until the next annual general meeting of the Company, but shall be eligible for re-election at such meeting. Accordingly, Mr. Tung Savio Wai-Hok and Mr. Koh Beng Seng, being directors so appointed, shall retire at the forthcoming annual general meeting and, being eligible, offer themselves for election.

Further, in accordance with Article 98 of the Company's Articles of Association, at each annual general meeting, one-third of the Directors or the nearest number to but not less than one-third of the Directors shall retire from office by rotation and be eligible for re-election. Accordingly, Messrs. Xiao Gang, He Guangbei, Li Zaohang and Shan Weijian will retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

Each of the retiring Independent Non-executive Directors, namely, Messrs. Koh Beng Seng, Shan Weijian and Tung Savio Wai-Hok, has given a written confirmation of his independence to the Company. Based on such confirmation and the information available to the Board, and by reference to the "Policy on Independence of Directors" adopted by the Board in 2005 which sets out more stringent independence criteria than those contained in the Listing Rules, the Board considers that Messrs. Koh, Shan and Tung are independent. Further, in view of their extensive knowledge and experience, the Board believes that their election or re-election (as the case may be) is in the best interests of the Company and the shareholders as a whole.

Directors' Service Contracts

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation other than the normal statutory compensation.

Directors' Interests in Contracts of Significance

No contracts of significance, in relation to the Group's business to which the Company, its holding companies, or any of its subsidiaries or fellow subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Business

Messrs. Xiao Gang, Hua Qingshan and Li Zaohang are directors of BOC and Mr. Anthony Neoh, the Senior Adviser to the Board (resigned effective on 1 January 2006), is an Independent Non-executive Director of BOC. Mr. Zhou Zaiqun and Mdm. Zhang Yanling are members of the senior management of BOC. BOC is the Company's controlling shareholder, which was re-organised into a joint stock company and changed its name to Bank of China Limited in August 2004. Messrs. Sun Changji, He Guangbei and Zhou Zaiqun and Mdm. Zhang Yanling were directors of BOC prior to its re-organisation.

BOC is a joint stock limited liability commercial bank in the Mainland of China providing a full range of commercial banking and other financial services through its associates throughout the world. Certain of the Group's operations overlap with and/or are complementary to those of BOC and its associates. To the extent that BOC or its associates compete with the Group, the Directors believe that the Group's interests are adequately protected by good corporate governance practices and the involvement of the Independent Non-executive Directors.

Further, the Board's mandate also expressly provide that unless permissible under applicable laws or regulations, if a substantial shareholder or a Director has a conflict of interest in the matter to be considered by the Board, the matter shall not be dealt with by way of written resolutions, but a Board meeting attended by Independent Non-executive Directors who have no material interest in the matter shall be held to deliberate on the same.

Save as disclosed above, none of the Directors is interested in any business apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

Directors' Rights to Acquire Shares

On 5 July 2002, the following Directors were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) existing issued shares of the Company at a price of HK$8.50 per share. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. Twenty-five percent of the shares subject to such options will vest at the end of each year.

Particulars of the outstanding options granted to the Directors under the Pre-Listing Share Option Scheme as at 31 December 2005 are set out below:

				Number of share options					
	Date of grant	Exercise price (HK$)	Exercisable Period	Granted on 5 July 2002	Balances as at 1 January 2005	Exercised during the year	Surrendered during the year	Lapsed during the year	Balances as at 31 December 2005
SUN Changji	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,590,600	1,590,600	–	–	–	1,590,600
HE Guangbei	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,084,500	–	–	–	1,084,500
HUA Qingshan	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
LI Zaohang	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
ZHOU Zaiqun	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
ZHANG Yanling	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
Total				8,820,600	8,459,100	–	–	–	8,459,100

Save as disclosed above, at no time during the year was the Company, its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Directors' and Chief Executive's Interests in Shares, Underlying Shares and Debentures

Save as disclosed above, as at 31 December 2005, none of the Directors or Chief Executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Substantial Interests in Share Capital

The register maintained by the Company pursuant to section 336 of the SFO recorded that, as at 31 December 2005, the following corporations had the following interests (as defined in the SFO) in the Company set opposite their respective names:

Name of Corporation	No. of shares of HK$5 each in the Company (% of total issued shares)	
Central SAFE	6,974,414,229	(65.97%)
BOC	6,974,414,229	(65.97%)
BOCHKG	6,958,973,925	(65.82%)
BOC (BVI)	6,958,973,925	(65.82%)

Notes:

1. Following the reorganisation of BOC in August 2004, Central SAFE holds controlling equity capital of BOC on behalf of the State. Accordingly, for the purpose of the SFO, Central SAFE is deemed to have the same interests in the Company as BOC.
2. BOC holds the entire issued share capital of BOCHKG, which in turn holds the entire issued share capital of BOC (BVI). Accordingly, BOC and BOCHKG are deemed to have the same interests in the Company as BOC (BVI) for the purpose of the SFO.
3. BOC (BVI) beneficially held 6,958,406,556 shares of the Company. BOC (BVI) also holds 93.64% of the issued share capital of Hua Chiao which is in members' voluntary winding-up and which had an interest in 567,369 shares of the Company.
4. BOC holds the entire issued share capital of BOC Insurance, which in turn holds the entire issued share capital of BOC Life. Accordingly, for the purpose of the SFO, BOC is deemed to have the same interests in the Company as BOC Insurance and BOC Life, each of which had an interest in 5,700,000 shares of the Company.
5. BOC holds the entire issued share capital of BOCI, which in turn holds the entire issued share capital of BOCI Financial Products Limited. Accordingly, BOC is deemed to have the same interests in the Company as BOCI Financial Products Limited which had an interest in 521,464 shares of the Company and an interest in 3,518,840 shares held under physically settled equity derivatives.

All the interests stated above represented long positions. Save as disclosed above, as at 31 December 2005, no other interests or short positions were recorded in the register maintained by the Company under section 336 of the SFO.

Management Contracts

No contracts concerning the management or administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Share Options

Pursuant to written resolutions of all the Company's shareholders passed on 10 July 2002, the Company has approved and adopted two share option schemes, namely, the Share Option Scheme and the Sharesave Plan. No options have been granted by the Company pursuant to the Share Option Scheme or the Sharesave Plan during the year.

The following is a summary of the Share Option Scheme and the Sharesave Plan disclosed in accordance with the Listing Rules:

	Share Option Scheme	Sharesave Plan
Purpose	To provide the participants with the opportunity to acquire proprietary interests in the Company, to attract and retain the best available personnel, to encourage and motivate the participants to work towards enhancing the value of the Company and its shares, to allow the participants to participate in the growth of the Company and to align the interests of the Company's shareholders with those of the participants.	To encourage broad-based employee ownership of the Company's shares, to increase employee awareness and participation in the Company's share price performance, to provide employees with an additional vehicle for asset accumulation and to align the interests of all employees with those of the Company's shareholders.
Participants	Subject to compliance with applicable laws, any full-time or part-time employee, executive or officer of the Group, executive or non-executive director of the Group, or full-time or part-time employee, executive, officer or director of BOC or any of its subsidiaries serving as a member of any committee of the Group.	Any employee, executive, officer or director of the Group, having such qualifying period of service (if any) as the Board may determine from time to time and not having been granted any options under the Share Option Scheme.
Total number of shares available for issue and percentage of issued share capital as at 31 December 2005	The maximum number of shares in respect of which options may be granted under the Share Option Scheme, the Sharesave Plan and any other share option schemes and savings-based share option plans of any company in the Group (the "Other Schemes and Plans") shall not in aggregate exceed 10% of the shares in issue on 10 July 2002, that is, 1,057,278,026 shares.	Same as Share Option Scheme.
Maximum entitlement of each participant	The total number of shares issued and to be issued upon the exercise of the options granted and to be granted to any one participant under the Share Option Scheme and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any twelve-month period up to and including the date of grant shall not exceed 1% of the shares in issue from time to time.	The maximum number of shares (rounded down to the next whole number) which can be paid for at the exercise price with monies equal to the aggregate of the savings contributions the participant has undertaken to make by the Maturity Date (defined as below) and interest which may be accrued thereon. Provided that the total number of shares issued and to be issued upon the exercise of the options granted and to be granted to any one participant under the Sharesave Plan and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any twelve-month period up to and including the date of grant shall not exceed 1% of the shares in issue from time to time. The amount of the monthly contribution to be made by a participant shall not be less than 1% and not more than 10% of the participant's monthly salary or such other maximum or minimum amounts as permitted by the Board.
Period within which the shares must be taken up under an option	Such period as shall be prescribed by the directors and specified in the letter of offer.	The thirty-day period (excluding the anniversary days) immediately after the first and second anniversary days from the date of grant or such other date as determined by the Board, or the thirty-day period immediately after the third anniversary of the date of grant or such other date as determined by the Board (the "Maturity Date"), or such other period(s) as may be determined by the Board.
Minimum period for which an option must be held before it can be exercised	Such minimum period as shall be prescribed by the directors and specified in the letter of offer.	One year.
(a) Amount payable on acceptance of the option	(a) HK$1.00	(a) HK$1.00
(b) Period within which payments or calls must or may be made	(b) Payment or an undertaking to make payment on demand of the Company must be received by the Company within the period open for acceptance as set out in the letter of offer which shall not be less than 7 days after the offer date.	(b) Payment or an undertaking to make payment on demand of the Company must be received by the Company not later than the date specified in the letter of invitation as the directors may determine.
(c) The period within which loans for such purposes must be repaid	(c) Not applicable.	(c) Not applicable.
Basis of determining the exercise price	The exercise price is determined on the date of grant by the directors and shall not be less than the highest of: (a) the nominal value of the Company's shares; (b) the closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; and (c) the average closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant.	Same as Share Option Scheme.
Remaining life	The Share Option Scheme shall remain in force for a period of ten years commencing on the first day of dealings in the Company's shares on the Stock Exchange which was 25 July 2002.	The Sharesave Plan shall remain in force for a period of ten years after the date of approval and adoption of the Sharesave Plan by the Company's shareholders which was 10 July 2002.

Please refer to the section "Directors' Rights to Acquire Shares" for details of the options granted by BOC (BVI) over shares of the Company pursuant to the Pre-Listing Share Option Scheme.

Purchase, Sale or Redemption of The Company's Shares

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

Compliance with "Code on Corporate Governance Practices"

The Company is in full compliance with all the code provisions set out in the "Code on Corporate Governance Practices" contained in Appendix 14 of the Listing Rules and that it also complies with nearly all the recommended best practices set out in the said Code. For further details, please refer to the "Corporate Governance Report" contained in this Summary Financial Report.

Major Customers

During the year, the five largest customers of the Group accounted for less than 30% of the total of interest income and other operating income of the Group.

Connected Transactions

The Independent Non-executive Directors have reviewed the transactions which the Company disclosed in a public announcement on 4 January 2005 and confirmed that these transactions were:

(i) entered into in the ordinary and usual course of business of the Group;

(ii) conducted either on normal commercial terms or, if there were not sufficient comparable transactions to judge whether they were on normal commercial terms, were on terms that were fair and reasonable so far as the Company's shareholders are concerned;

(iii) entered into either in accordance with the terms of the agreements governing such transactions or (where there were no such agreements) on terms no less favourable than those available to or from independent third parties, as applicable; and in each case where an annual cap had been set, that such cap was not exceeded.

Audit Committee

The Audit Committee consists only of Non-executive Directors, the majority of whom are Independent Non-executive Directors. It is chaired by Independent Non-executive Director Mr. Shan Weijian. Other members include Mr. Zhou Zaiqun, Dr. Fung Victor Kwok King, Mr. Tung Chee Chen, Madam Linda Tsao Yang and Mr. Tung Savio Wai-Hok.

Based on the principle of independence, the Audit Committee assists the Board in monitoring the financial reports, internal control, internal audit and external audit of the Group.

Budgetary Discipline and Reporting

The annual budget of the Group is reviewed and approved by the Board of Directors prior to its implementation by the Management. Financial and business targets are allocated to departments and subsidiaries. There are defined procedures for the appraisal, review and approval of major capital and recurring expenditures. Proposed significant expenditures outside the approved budget will be referred to the Board or the relevant Board committee for decision. Financial performance against targets is reported to the Board regularly. Should significant changes arise in relation to the operations, a revised financial forecast will be submitted to the Board for review and approval in a timely manner.

Compliance with the Guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions"

The accounts for the year ended 31 December 2005 fully comply with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA.

Auditors

The accounts have been audited by PricewaterhouseCoopers. A resolution for their re-appointment as auditors for the ensuing year will be proposed at the forthcoming Annual General Meeting.

On behalf of the Board



XIAO Gang
Chairman
Hong Kong, 23 March 2006

Corporate Governance

The Company is **committed to maintaining and upholding good corporate governance** in order to protect the interests of shareholders, customers and staff. In addition to abiding strictly by the laws and regulations of the jurisdiction where it operates and observing the guidelines and rules issued by regulatory authorities such as the Hong Kong Monetary Authority, the Hong Kong Securities and Futures Commission and the Stock Exchange of Hong Kong, the Company also constantly reviews its corporate governance practices, with a view to conforming to international and local best practices. The Company is pleased to report that it is **in full compliance with all the code provisions** in "The Code on Corporate Governance Practices" (the "Code") contained in Appendix 14 of the Listing Rules and that it also **complies with nearly all the recommended best practices** set out in the Code.

This Summary Corporate Governance Report only gives a summary of the information contained in the full Corporate Governance Report which is set out in the 2005 Annual Report of the Company. The Annual Report, incorporating the full Corporate Governance Report, is available (in English and Chinese) on the Company's website at www.bochk.com and the Stock Exchange's website at www.hkex.com.hk.

Corporate Governance Framework

The **Board is at the core of the Company's corporate governance framework**, and there is **clear division of responsibilities between the Board and the Management**. The Board is responsible for providing high-level guidance and effective oversight of the Management. Generally, the Board is responsible for:

- formulating the Group's long term strategy and monitoring the implementation thereof;
- reviewing and approving the annual business plan and financial budget;
- approving the annual and interim reports;
- reviewing and monitoring risk management and internal control;
- ensuring good corporate governance and compliance; and
- monitoring the performance of the Management.

The Board authorises the Management to carry out the strategies that have been approved. The Management reports to the Board and is responsible for the day-to-day operation of the Group.

To avoid the concentration of power in any one individual, the **positions of the Chairman and the Chief Executive are held by two different individuals**. Their roles are distinct and are clearly established and stipulated in the Board's Mandate.

Taking into consideration market practices and international best practices in corporate governance, **the Board has established four standing Board Committees** to assist it in carrying out its responsibilities. They are the Audit Committee, Nomination and Remuneration Committee, Risk Committee, and Strategy and Budget Committee. **Each of the Board Committees has a well-defined mandate.** According to their mandates, **the Board and the Board Committees will review and evaluate their respective work process and effectiveness on an annual basis**. During the year, three ad hoc committees, namely, Strategy Development Group, Search Committee and Budget Committee, were set up to assist the Board in undertaking special assignments and to report back to the Board or a relevant Board Committee.

The following chart sets out the Company's corporate governance framework.


Risk Committee
The Board of Directors
Strategy & Budget Committee
Nomination & Remuneration Committee
Audit Committee
Management
Legal & Compliance Committee

The Company's corporate website (www.bochk.com) contains detailed information on the Company's corporate governance principles and framework, the composition of the Board and Board Committees and a summary of their respective terms of reference, shareholders' rights and the Company's Fair Disclosure Policy.

Board of Directors

The majority of the Board is made up of non-executive Directors and independent non-executive Directors, and the Board was assisted by a Senior Adviser. This structure ensures the independence and objectivity of the Board's decision-making process as well as the thoroughness and impartiality of the Board's oversight of the Management.

The Board currently has 13 members, comprising six independent non-executive Directors, six non-executive Directors and one executive Director. Mr. Tung Savio Wai-Hok and Mr. Koh Beng Seng were appointed independent non-executive Directors of the Board with effect from 1 December 2005 and 23 March 2006 respectively. The Senior Adviser to the Board, Mr. Neoh Anthony Francis, who is also an independent non-executive director of BOC, the controlling shareholder of the Company, has resigned from the Board with effect from 1 January 2006 in order to avoid any possible conflict of interest. The Board thanks Mr. Neoh for his outstanding contribution during his tenure. Save as disclosed above, there were no other changes to the composition of the Board up to the date of this report.

All Directors possess extensive experience in banking and management, and nearly half of them are independent non-executive Directors, of whom several are in possession of financial management expertise. During the year, the Board approved the "**Policy on Independence of Directors**". The Company has received from each of the independent non-executive Directors an annual confirmation of his/her independence by reference to the Policy. On the basis of these confirmations and information available to it, the Company still considers all of them to be independent. Biographical details of the Directors are set out in the "Board of Directors and Senior Management" section of this Summary Financial Report and the Company's website at www.bochk.com.

All the existing **non-executive Directors and independent non-executive Directors** of the Company have been **appointed for a fixed term, with formal letters of appointment** setting out the key terms and conditions of their appointment.

There is **no relationship (including financial, business, family or other material/relevant relationship(s)) among the Board members.** It is expressly provided in the Board's Mandate that, unless permissible under applicable laws or regulations, if a substantial shareholder or Director has a conflict of interest in the matter to be considered by the Board, a Board meeting attended by independent non-executive Directors who have no material interest in the matter shall be held to deliberate on the same.

The Company has arranged for appropriate **Directors' Liability Insurance Policy** to indemnify the Directors for liabilities arising out of corporate activities. The coverage and the sum insured under the policy are reviewed on an annual basis.

To ensure that the newly appointed Directors have adequate understanding of the Company's business and operation, and to enable current Directors to update their skills and knowledge on a regular basis, the Board has set up a system for the **initial induction and ongoing professional development of the Directors**.

Six Board meetings were held during the year with an average attendance rate of 93%.

Audit Committee

As at the end of 2005, the Audit Committee had six members comprising one non-executive Director and five independent non-executive Directors. With the appointment of Mr. Koh Beng Seng as independent non-executive Director and member of the Audit Committee, which was approved by the Board on 23 March 2006, the Audit Committee now has seven members, six of whom are independent non-executive Director (representing 86% thereof). The Committee is chaired by Mr. Shan Weijian, an independent non-executive Director.

The Committee assists the Board in fulfilling its oversight role over the Company and its subsidiaries in, among others, the following areas:

- integrity of accounts and financial reporting process;
- internal control systems;
- effectiveness of internal audit function and performance appraisal of the head of internal audit;

- appointment of external auditors and assessment of their qualifications, independence and performance and, with authorisation of the Board, determination of their remuneration;

- periodic review and annual audit of the Company's and the Group's accounts;

- compliance with applicable accounting standards as well as legal and regulatory requirements on financial disclosures;

- review and handle major risk events; and

- corporate governance framework of the Group and implementation thereof.

The work performed by the Audit Committee in 2005 included the review and, where applicable, approval of:

- the Company's Directors' Report and financial statements for the year ended 31 December 2004 and the annual results announcement that were recommended to the Board for approval;

- the Company's interim financial statements for the six months ended 30 June 2005 and the interim results announcement that were recommended to the Board for approval;

- the audit report and report on internal control recommendations submitted by the external auditors, and the on-site examination report issued by regulators;

- the re-appointment of external auditors, the audit fees payable to external auditors for the annual audit and interim review;

- the Group's internal audit plan for 2005 and key areas identified;

- the deployment of human resources and pay level of the Internal Audit, and the Department's budget for 2005;

- the performance appraisal of the Head of Internal Audit;

- the "Policy on Staff Reporting of Irregularities" and the "Policy on External Auditors"; and

- the annual review of the effectiveness of the internal control systems of the Group in 2005. For detailed information on this topic, please refer to the "Internal Control" section below.

Six Audit Committee meetings were held during the year with an average attendance rate of 90%.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee currently has six members comprising two non-executive Directors and four independent non-executive Directors. The independent non-executive Directors represent two-thirds of the committee members. The Committee is chaired by Mr. Sun Changji, Vice-chairman of the Board.

The Committee assists the Board in fulfilling its oversight role over the Company and its subsidiaries in, among others, the following areas:

- overall human resources and remuneration strategies of the Group;

- selection and nomination of Directors, Board Committee members and certain senior management members as specified by the Board from time to time;

- structure, size and composition (including skills, experience and knowledge) of Directors and Board Committee members;

- remuneration of Directors, Board Committee members and senior management; and

- effectiveness of the Board and Board Committees.

The work performed by the Committee in 2005 included the review and, where applicable, approval of:

- performance appraisal of the executive Director and senior management for year 2004;

- the proposal on staff bonus for year 2004 and salary adjustment for year 2005 for the Group, including the senior management;

- the key performance indicators of the Group and its senior management for year 2005;

- the medium-term human resources strategies of the Group;

- the "Policy on Independence of Directors", "Procedures for the Nomination and Appointment of Independent Non-executive Directors", "Policy on Directors' Remuneration", "Policy and Procedures on the Reimbursement of Board Members' Expenses" and other important policy documents;

- the policies on performance appraisal of staff (including senior management), annual bonus policy and annual salary adjustment;

- the "Policy for the Employment of Employees of BOC Group";

- the self-evaluation reports of the Board and Board Committees, which were organised and analysed by the Committee. The Committee also made recommendations to the Board regarding the results of the self-evaluation, with a view to further enhancing the role and effectiveness of the Board and Board Committees; and

- matters relating to the appointment of independent non-executive Directors to the Board.

During the year, the Committee approved policy documents like the **"Policy on Directors' Remuneration"** and **"Policy and Procedures on the Reimbursement of Board Members' Expenses".** In recommending the remuneration of Directors, the Committee makes reference to companies of comparable business type or scale, and the nature and quantity of work at both Board and Board Committee levels (including frequency of meetings and nature of agenda items) in order to compensate Directors reasonably for their time and efforts spent. **No individual Director is allowed to participate in the procedures for deciding his/her individual remuneration package.**

The **Nomination and Remuneration Committee** also has the delegated responsibility to **determine the specific remuneration package of executive Directors and senior management**. Currently the principal components of the Company's remuneration package for executive Directors and senior management include basic salary, discretionary bonus and other benefits in kind. A significant portion of the executive Director's or senior management's discretionary bonus is based on the Group's and the individual's performance during the year. The Committee reviews and approves the annual and long-term performance targets for senior management by reference to corporate goals and objectives approved by the Board from time to time. The Committee also reviews the performance of the senior management against the targets set on an ongoing basis, and reviews and approves the specific performance-based remuneration of the senior management.

Five Nomination and Remuneration Committee meetings were held during the year with an average attendance rate of 92%.

Risk Committee

The Risk Committee has four members. In 2005, three of the members were non-executive Directors and one was an independent non-executive Director. The Committee was chaired by Mr. Xiao Gang, the Chairman of the Board. To be in line with the best corporate governance practices, the Board agreed in March 2006 that Mr. Koh Beng Seng, the newly appointed independent non-executive Director, should replace Mr. Xiao Gang as the Chairman of the Risk Committee. Mr. Anthony Neoh, the former Senior Adviser to the Board, attended the Committee's meetings as an adviser. Mr. Neoh resigned from this position with effect from 1 January 2006.

The Committee assists the Board in fulfilling its oversight role over the Company and its subsidiaries in, among others, the following areas:

- the establishment of the risk appetite and risk management strategy of the Group, and the determination of the Group's risk profile;

- the identification, assessment and management of material risks faced by the various business units of the Group;

- the review and assessment of the adequacy of the Group's risk management process, system and internal control; and

- the review and monitoring of the Group's compliance with the risk management process, system and internal control, including the Group's compliance with requirements of prudence and laws and regulations in business development.

Based on the approved Risk Management Policies Segmentation, the Risk Committee considered and approved a range of risk management policies in 2005, covering credit risk, market risk, operational risk, interest rate risk and liquidity risk. The Group's credit risk appetite was reviewed by the Risk Committee and submitted to the Board for approval. The Risk Committee

also reviewed some relevant policies which had been previously approved. Furthermore, with the Board's authorisation, the Risk Committee approved a number of major transactions within its approval authority.

Five Risk Committee meetings were held during the year with an average attendance rate of 87%.

Strategy and Budget Committee

The Board resolved to establish the Strategy and Budget Committee in December 2005. The Committee currently comprises of five members, namely, Mdm. Linda Tsao Yang and Mr. Tung Savio Wai-Hok, independent non-executive Directors, Messrs. Hua Qingshan and Zhou Zaiqun, non-executive Directors, and Mr. He Guangbei, Vice Chairman and Chief Executive. The Committee is chaired by Mdm. Yang, who has extensive experience in the banking sector.

The Committee assists the Board in fulfilling its oversight role over the Company and its subsidiaries in, among others, the following areas:

- the review and monitoring of the Group's long term strategy;
- the review of the process for formulating the Group's long term strategy to ensure that it is sufficiently robust to take into account the appropriate range of alternatives;
- the monitoring of the implementation of the Group's long term strategy through agreed metrics and the offering of strategic guidance to the Management;
- the making of recommendations to the Board on the major investments, capital expenditure and strategic commitments of the Group and the monitoring of the implementation of the same; and
- the review and monitoring of the Group's regular/periodic (including annual) business plan and financial budget.

Directors' Securities Transactions

The Company has adopted the "Code for Securities Transactions by Directors" to govern securities transactions by Directors. The terms of the said Code are more stringent than the mandatory standards set out in the "Model Code for Securities Transactions by Directors of Listed Issuers" contained in Appendix 10 of the Listing Rules. In this connection, the Company had made specific enquiry of all Directors, who confirmed that they had complied with the standards set out in both the Company's own Code and the said Model Code throughout year 2005.

External Auditors

Pursuant to the "Policy on External Auditors" approved by the Board in 2005, the **Audit Committee** reviewed and monitored and **was satisfied with the independence and objectivity of PricewaterhouseCoopers,** the Group's external auditors, **and the effectiveness of their audit procedures**.

With the Board's authorisation, the Audit Committee deliberated and approved the fee of HK$27 million for audit services and the fee of HK$8 million for non-audit services provided by PricewaterhouseCoopers in 2005. The Audit Committee was satisfied that the non-audit services did not affect the independence of PricewaterhouseCoopers. The non-audit services fees comprised mainly the tax related services fee of HK$2 million, the due diligence fee of HK$2 million and the accounting consultation fee of HK$3 million.

Internal Control

The Board has the responsibility to ensure that the Group maintains sound and effective internal controls to safeguard the Group's assets.

Starting from 2005, the Group conducts an annual review of the effectiveness of its internal control systems covering all material controls, including financial, operational and compliance controls as well as risk management. The review is conducted by making reference to the guidelines and definitions given by the regulatory and professional bodies for the purpose of assessing five different internal control elements, namely, the control environment, risk assessment, control activities, information and communication, and monitoring. The assessment covers all the major internal controls and measures, including financial, operational and compliance controls as well as risk management functions.

The Audit Committee and the Board considered that the key areas of the Group's internal control systems are reasonably implemented, which provide prevention of material misstatement or loss, safeguard the Group's assets, maintain appropriate accounting records, ensure compliance with applicable laws and regulations, as well as fulfill the requirements of the Code regarding internal control systems in general.

Communication with Shareholders and Shareholders' Rights

The Board attaches a high degree of importance to continuous communication with shareholders, especially the direct dialogue with them at the Company's annual general meetings. Shareholders are therefore encouraged to actively participate at such meetings.

The Chairmen of the Board, the Risk Committee and the Nomination and Remuneration Committee respectively, members of the Audit Committee and representatives of PricewaterhouseCoopers were present at the Company's 2005 annual general meeting held on 26 May 2005 at the Hong Kong Convention and Exhibition Centre to respond to questions and comments raised by shareholders.

The Board is aware of investors' concern regarding the potential dilution of the shareholders' value arising from the exercise of power pursuant to the grant of a general mandate to issue shares to the Board. Given its commitment to high standards of corporate governance, the Board will announce at the 2006 annual general meeting certain **internal policies for the exercise of the powers granted to the Board under the general mandates to issue and repurchase shares** to safeguard shareholders' rights.

As a good corporate governance practice, the Board of Directors has resolved that as a matter of policy, all resolutions put to shareholders at general meetings will be voted on by poll. For such purpose, the Company has engaged Computershare Hong Kong Investor Services Limited, the Company's Share Registrar, to act as the scrutineer for such purpose. The results of the poll voting will be published in the press and on the Company's website at www.bochk.com and the Stock Exchange's website at www.hkex.com.hk on the following business day.

In order that shareholders can have a better understanding of the agenda items to be discussed at the 2006 annual general meeting and to encourage their active participation so that exchange of views and communication can be further enhanced, **the Company has provided detailed information on the 2006 annual general meeting in a circular** which is despatched together with this Summary Financial Report to the shareholders.

Further shareholder information is set out in the "Shareholder Information" section of this Summary Financial Report. Shareholders who wish to raise any queries with the Board may write to the Company Secretary at 52nd Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong.

Directors' Responsibility Statement in relation to Accounts

The following statement should be read in conjunction with the auditors' statement of their responsibilities as set out in the auditors' report contained in this Summary Financial Report. The statement is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

The Directors are required by the Hong Kong Companies Ordinance to prepare accounts, which give a true and fair view of the state of affairs of the Company. The accounts should be prepared on a going concern basis unless it is not appropriate to do so. The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the accounts comply with the requirements of the Hong Kong Companies Ordinance. The Directors also have general responsibilities for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Directors consider that in preparing the accounts contained in the Annual Report, the Company has adopted appropriate accounting policies which have been consistently applied with the support of reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

Offer

rewarding career opportunities *and* ***cultivate staff commitment***







The Group recognises that our people are the major driving force behind our growth and development. We value every individual staff. Every effort is therefore made to create a congenial working environment where staff have a strong sense of belonging and build team spirit for working towards common goals. A number of initiatives have been taken to put into practice our Vision, Mission and Core Values. During the year, we introduced reforms and made progress in the areas of human resources management, performance management, recruitment and staff development.

Enhancing Human Resources Management

Since the launch of its new human resources mechanism, the Group has been refining its policies on the great job-based and performance-oriented human resources management platform, in order to better align itself with market practices and support the rollout of business strategies. Apart from adopting fair and reasonable remuneration and incentive policies to retain and recruit the best talent, the Group also allocated additional resources in 2005 to reward excellent performers with salary increments, thus enhancing our competitiveness in the market.

To ensure that the reform of our human resources mechanism achieves the common goals of long-term development for both the Group and staff, we will continue to review its effectiveness on a constant basis. Our job-based and performance-oriented human resources platform will be further enhanced in line with our strengthening management culture and the human resources development strategy of the Group.

Reforming Performance Management System

During the year, the Group launched a new employee performance evaluation system to support the job-based remuneration mechanism. The new system emphasises ongoing review of staff performance throughout the year and maps out staff training and career development programmes. This helps drive staff development and enhance their overall performance standard. The implementation of the new system supports the realisation of the Group's Vision. The system was under constant review and refinement in 2005 so that it can better meet our mission of "Offer Rewarding Career Opportunities and Cultivate Staff Commitment", while fulfilling the Group's core value of "Performance".

Fostering Corporate Culture

The Group's new corporate culture was in full swing in 2005. To emphasise our "Respect" for staff, we organised a wide range of activities for staff and their families, such as the "We Care" Programme, free medical checkup for colleagues and provision of the "Beat the Flu Health Pack" during the high risk period.



To promote "Social Responsibility" among staff, a video programme titled "Caring People" was produced in recognition of the good deeds of our people. We also encouraged our staff members to take part in charitable activities, such as "Blood Donation Week" and "the World's Biggest Donation Box". It is hoped that through sharing and participation, our staff will gain a more thorough understanding and awareness of the corporate culture.


Blood
Donation
Week

Among the 882 blood donors who joined the Blood Donation Week in August 2005, 383 were our staff.

Recruiting Top Talent

To cater for the needs of our business development strategy, the Group is committed to recruiting quality staff. During the year, career seminars were held at university campuses to recruit talented graduating candidates. We also successfully employed a number of talented professionals of high caliber in 2005 to meet the needs of the Group's fast-growing business and strengthen our professionalism.

In order to perfect our recruitment process, we introduced a competency-based interview technique. Coupled with the use of scientifically validated assessment tools, the right candidates were effectively identified for different types of jobs.

Emphasising Staff Development

Quality staff training is crucial to providing quality services to customers. In 2005, we conducted 1,194 courses for our staff, with a total of 69,729 attendance. Our training objectives were to strengthen the core business development ability of different levels of staff, to enhance overall management effectiveness, and to continuously upgrade the skills of staff. Training courses included a 3-year leadership development programme for senior management; a series of workshops and seminars on risk management, legal and compliance, corporate governance and corporate culture. To cater for the expansion of wealth management business, training programmes on financial planning were held for frontline staff at branches. A 6-month orientation programme specially designed for newly recruited university graduates was also offered.



We organised diverse recreational and sports activities for staff, like the challenging "Rock Climbing Competition".

To provide more flexible, convenient and cost-efficient training, we established a e-learning platform as a supplementary channel for training. An integrated self-learning programme was also launched through distance learning, coupled with tutorials and tests.

During the year, we were granted "Approved Employer - Professional Development" status by the Association of Chartered Certified Accountants (ACCA) Employer Accreditation Scheme. This recognition provides continuing professional development for relevant staff members. It also demonstrates the Group's continuous effort in provision of quality training.

Promoting Staff Relations

We have strived for effective two-way communications between staff and the management through various channels. At the same time relationships among different departments have also been strengthened. To obtain feedback from staff and in order to increase our operational efficiency, the Group has commissioned a large-scale staff engagement survey.

The Group recognises the contributions and achievements of staff through its Distinguished Staff Award. In its 2004 Award Presentation, a total of 627 staff and 44 teams were rewarded for outstanding performance.

The Group realises the importance of maintaining the physical and mental health of staff. Recreational and sporting events were therefore organised regularly, such as the New Year's Banquet and Sports Day 2005, as well as various contests in karaoke, bowling, rock-climbing and photo-taking. A wide range of classes were also available for diverse interests. What is more, our staff are encouraged to join numerous charitable activities as a kind of civil education.

商界展關懷
caringcompany 2005/06
Awarded by The Hong Kong Council of Social Service
香港社會服務聯會頒發


舉世最大公益箱
The World's Biggest Donation Box
中銀香港全力支
Supported by Bank

In support of the World's Biggest Donation Box fund-raising activity, Mr He Guangbei, Vice Chairman and Chief Executive of BOCHK (1st from left), presented a cheque of HK$1 million to representatives of the Community Chest, Mr Raymond Or, JP (2nd from left); Dr Dennis T L Sun, BBS, JP (centre); Mr Leon Lai, MH (2nd from right) and Mr Brian Tze-leung Li, JP (1st from right). The 40-feet high donation box is now in application for entry in the Guinness Book of World Records. The Group helped raise HK$2.168 million for the Chest in this campaign.

Social responsibility is an integral part of the Group's corporate culture. We are dedicated to contributing to the lives and well-being of the community that we serve. In 2005, the Group supported and participated in a number of diverse charitable activities in Hong Kong, Macau and the Mainland of China through its continuous cooperation with the BOCHK Charitable Foundation (the "Foundation"). Our areas of sponsorship cover culture and education, recreation and sports, medical and health care, environmental protection, social welfare and assistance to the needy. The Group was named *The Caring Company* by The Hong Kong Council of Social Service for the third consecutive year. We are committed to playing an active role as a responsible corporate citizen in our home where we operate.

Talent Nurturing

Supporting tertiary education and nurturing the younger generation have been a focus of the Foundation for years. In recognition of outstanding students and to assist those in need of financial aid, the Foundation continued to provide scholarships and bursaries of HK$1.07 million to eight universities and two tertiary education institutions in Hong Kong in 2005. Since 1990, the Foundation has contributed HK$8.37 million in the form of tertiary education scholarships and bursaries, which have benefited a total of 865 students. In the summer vacation of 2005, the Foundation joined hands with the BOC Institute of International Finance, Shanghai, to organise the first *Internship Programme for Financial Professionals in the Mainland of China* for the university students in Hong Kong. The programme aims at nurturing a group of young talents who are familiar with the economic and financial development in both Hong Kong and the Mainland of China, in view of the increased economic integration between the two places.


中銀香港慈善基金
BOCHK CHARITABLE FOUNDATION
中國內地財經專才實習培訓班
2005年6月至8月

Participants in the first *Internship Programme for Financial Professionals in the Mainland of China* at the start of their tour to Shanghai. The Programme aimed to give university students first-handed economic and financial knowledge of the Mainland.

The Foundation also set up a Kiddie Sky Bank in the Children Education Centre for Teaching & Learning of the Hong Kong Institute of Vocational Education. A drawing competition and a series of banking activities for children have been organised to foster their early understanding of financial management.

Cultural Enrichment

To help enrich our cultural life, the Group sponsored a host of art and cultural events in 2005. *Le French May*

- *The Forbidden City, Ink Paintings by Charles Chauderlot* staged in May 2005 was the first time we held such a large-scale international painting exhibition in the Bank of China Tower. It has helped not only strengthen the cultural exchange between France and Hong Kong, but also provide cultural enrichment for our staff, tenants and the general public at large.

In August 2005, "Splendour of Night - Bank of China Tower Exterior Lighting Photo Competition" was organised. This event brought to life the unique architectural characteristics of Bank of China Tower and its newly designed exterior lighting through the eyes of a camera. The response was overwhelming, with nearly 1,400 entries received from the public. The competition gave photography enthusiasts an opportunity to display their broad range of talent and creativity.

The Group also made a number of sponsorships through the Foundation for the promotion of art, such as *Opera Hong Kong Gala Concert: Yellow River Cantata & Opera Highlights* and a concert jointly organised by the Zonta Club of the New Territories and the Hong Kong Philharmonic Orchestra.

Sports Development

Sports activities promote general public health, and the Group spared no effort in its support of badminton sports in Hong Kong for the sixth year in a row. During the year, in addition to the general *2005-2008 Hong Kong Badminton Development & Training Scheme*, the Foundation introduced a number of new activities so as to cater for the diverse needs of badminton lovers. These initiatives included, *School Badminton Promotion Scheme, Badminton Star Award, Badminton Ambassadors School Roving Regional Demonstration* and the formation of *Olympic Junior Ambassador team.* Over the past six years, the Scheme has gained popularity, with the number of participants reaching over 320,000 pax.

Since 2002, the Foundation has supported inter-school sports competition to help foster a strong sense of sportsmanship among young athletes. In 2005, the Foundation continued its sponsorship of the *Inter-school Sports Competition - Hong Kong Island and Kowloon Secondary Schools Region* and the *BOCHK Bauhinia Bowls Award.* It was encouraging to see that a total of 271 schools joined the 2005 events, with 44,000 athlete enrolments. More than 8,000 matches were held during the year, the largest number of matches ever recorded in any year of the event.

To help promote sports development in Hong Kong, we sponsored the Hong Kong delegation participating in the 10th National Games of the People's Republic of China. This coincided with the role of our parent bank, Bank of China, as the Official Banking Partner of the Beijing 2008 Olympic Games.


中國銀行(香港)
BANK OF CHINA

Jointly officiating at the kick-off ceremony of *Bank of China (Hong Kong) Badminton Development and Training Scheme* were Mr Lam Yim Nam, Deputy Chief Executive of BOCHK (1st from right); The Hon. Mrs Rita Fan, President of Legislative Council, HKSAR (2nd from right); The Hon. Timothy T.T. Fok, President of Sports Federation & Olympic Committee of Hong Kong, China (4th from right); and Dr Tong Yun Kai, President of Hong Kong Badminton Association (3rd from right).

Public Health Care

In August, the Foundation and the Hong Kong Red Cross jointly organised *Blood Donation Week.* With the generous support of the public, 882 blood donors came to the Bank of China Tower and BOC Centre to donate blood. Among them, 383 were our staff.

The Group places great importance on the health of its staff members. To ensure that it was well-prepared for the influenza pandemic in end-2005 and early 2006, the Foundation arranged for our staff to join the Hospital Authority's *Let's BEAT the Flu* Programme Launch, and distributed health education materials to all staff members to heighten their awareness of personal hygiene and health.

In response to the Hospital Authority's *Better Health for a Better Hong Kong* Campaign, the Foundation sponsored the *MTR Hong Kong Race Walking 2005.* BOCHK staff also took part in the competition and formed a cheering team to support the event.

Green Message

Building a Green Hong Kong is an important corporate social responsibility. The Foundation held a series of innovative activities to promote *The Fifth Hong Kong Green*

School Award and *The Second Hong Kong Green Pre-School Award* in 2005. These activities included *Building a Greener Society Award Scheme, Stop Using Plastic Bags Campaign, Environmental Old Song New Lyrics Competition, Stop Using Polystyrene Lunch Box Project Competition, Creative Environmental Handicraft Design Using Waste Materials Competition*, and *Classroom Display Board Design Competition*. We hope that through such activities, the green message of environmental protection will spread to schools, students, parents and the general public at large. During the past five years, 772 secondary/primary schools and 245 pre-schools have participated in the award programme, of which 258 schools were selected as winners.



Le French May – The Forbidden City, Ink Paintings by Charles Chauderlot was held for the first time in Bank of China Tower, providing cultural enrichment to the general public.

In October 2005, we signed the *Clean Air Charter* initiated by the Hong Kong Business Coalition on the Environment to join forces with the Hong Kong and Guangdong companies to improve air quality of the Greater Pearl River Delta. This green message was disseminated to the entire staff members who were encouraged to be more environmental-friendly in their daily operations. Meanwhile, a *Green Deposits* programme was launched by BOC in the Mainland in early 2005. In collaboration with BOC, our staff attended the launching ceremony of *Beijing-Hong Kong China Environmental Award and Intreement Link*, and helped spread the green message in the Mainland.

Help for the Needy

Sponsored by the Foundation and organised by The Community Chest, *The World's Biggest Donation Box* fund-raising campaign was held in 2005. Themed "Charity Starts at Home", this initiative was a key fund-raising element for the Chest's "Children and Youth Services". People were encouraged to purchase mini-charity-boxes and join hands in the construction of a 40-feet "World's Biggest Donation Box". The Chest has applied for this giant donation box to be featured in the Guinness Book of World Records. Apart from cash donations, we helped sell and collect the mini-charity-boxes at all of our branches, mobilising our entire staff to participate in road-shows held at shopping malls and provide volunteer services. A total of HK$2.168 million was raised by the Foundation and our Bank for the event.

The Foundation helped raise funds for the tsunami victims in South and South East Asia at end-2004 and early 2005. We appealed to the Group's 13,000 staff to join in the drive for donations. For every dollar donated by staff, the Foundation pledged an equal amount. A designated account was also set up to collect donations from customers and the general public. Altogether, it collected over HK$7 million in donations for tsunami victims and the afflicted countries.

BOCHK also participated in various fund raising events. To name just a few, there were *Po Leung Kuk Charity Village Casserole Feast* and *Anniversary Dinner*, Diamond Sponsorship of Po Leung Kuk for the eighth consecutive year, *Yan Chai Transworld Charity Ball* and *"A hug with the FIFA World Cup" Carnival, The Community Chest Ocean Park Corporate Challenge*, and *The 18th annual Cup of Kindness* of The Hong Kong Golf Club.

In 2005, the Foundation assisted in the fund-raising initiatives of ten charitable organisations by including 3.52 million donation leaflets with BOCHK's bank statement mailers. These generated positive response from our customers.

In the year ahead, the Group will continue to attach great importance to social responsibility. We are committed to caring for and contributing to our community as a good corporate citizen by supporting and participating in a wide spectrum of social and charitable activities.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December	Note	2005 HK$'m	2004 HK$'m
Interest income		**25,875**	15,678
Interest expense		**(13,001)**	(4,485)
Net interest income		**12,874**	11,193
Fees and commission income		**4,110**	4,307
Fees and commission expenses		**(1,057)**	(1,086)
Net fees and commission income		**3,053**	3,221
Net trading income		**1,674**	1,123
Other operating income		**295**	320
Operating income		**17,896**	15,857
Operating expenses		**(5,730)**	(5,505)
Operating profit before impairment/provisions on advances		**12,166**	10,352
Reversal of loan impairment allowances on advances		**2,645**	–
Write-back of bad and doubtful debts		**–**	1,628
Operating profit		**14,811**	11,980
Write-back of restructuring provisions		**209**	–
Net gain from disposal/revaluation of fixed assets		**50**	1,363
Net gain from disposal of/fair value adjustments on investment properties		**1,396**	721
Net (loss)/gain from early redemption of held-to-maturity securities		**(4)**	2
Net loss from disposal of available-for-sale securities		**(104)**	–
Reversal of impairment losses on held-to-maturity securities		**12**	–
Net gain on disposal of an associate		**–**	50
Net loss on disposal of subsidiaries		**(10)**	–
Reversal of impairment losses on interests in associates		**4**	152
Share of profits less losses of associates		**4**	(16)
Profit before taxation		**16,368**	14,252
Taxation		**(2,710)**	(2,131)
Profit for the year		**13,658**	12,121
Attributable to:			
Equity holders of the Company		**13,494**	11,963
Minority interests		**164**	158
		13,658	12,121
Dividends		**8,543**	7,559
		HK$	HK$
Earnings per share for profit attributable to the equity holders of the Company	4	**1.2763**	1.1315

As at 31 December	Notes	2005 HK$'m	2004 HK$'m
ASSETS			
Cash and short-term funds		**115,575**	102,647
Placements with banks and other financial institutions maturing between one and twelve months		**47,611**	107,581
Trade bills		**3,039**	1,086
Trading securities and other financial instruments at fair value through profit or loss		**9,652**	–
Derivative financial instruments		**5,184**	–
Hong Kong SAR Government certificates of indebtedness		**32,630**	34,760
Certificates of deposit held		**19,464**	22,338
Advances and other accounts		**335,355**	309,211
Investment in securities			
– Available-for-sale securities		**42,794**	–
– Held-to-maturity securities		**164,042**	181,050
– Loans and receivables		**13,080**	–
– Investment securities		**–**	50
– Other investments in securities		**–**	8,288
Interests in associates		**61**	62
Fixed assets	6	**18,316**	16,496
Investment properties	7	**7,539**	5,381
Deferred tax assets	8	**4**	12
Other assets		**7,759**	7,814
Total assets		**822,105**	796,776
LIABILITIES			
Hong Kong SAR currency notes in circulation		**32,630**	34,760
Deposits and balances of banks and other financial institutions		**40,655**	34,440
Trading liabilities and other financial instruments at fair value through profit or loss		**7,924**	–
Derivative financial instruments		**4,193**	–
Deposits from customers		**633,091**	631,330
Certificates of deposit issued			
– at fair value through profit or loss		**3,829**	–
– at amortised cost		**136**	3,788
Deferred tax liabilities	8	**3,055**	947
Other accounts and provisions		**15,859**	21,751
Total liabilities		**741,372**	727,016
EQUITY			
Minority interests		**1,298**	1,239
Share capital	9	**52,864**	52,864
Reserves	10	**26,571**	15,657
Capital and reserves attributable to the equity holders of the Company		**79,435**	68,521
Total equity		**80,733**	69,760
Total liabilities and equity		**822,105**	796,776

Approved by the Board of Directors on 23 March 2006 and signed on behalf of the Board by:

XIAO Gang
Director

HE Guangbei
Director

1. Basis of preparation

These Summary Financial Statements have been prepared from the Accounts for the year ended 31 December 2005.

The Accounts of the Group have been prepared in accordance with HKFRSs (HKFRSs is a collective term which includes all applicable individual Hong Kong Financial Reporting Standards, HKASs and Interpretations) issued by HKICPA, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. The Accounts also comply with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by HKMA and the applicable disclosures provisions of the Rules Governing the Listing of Securities on the Stock Exchange.

The Accounts have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale securities, financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss, investment properties which are carried at open market value and premises which are carried at open market value or revalued amount less accumulated depreciation and accumulated impairment losses.

2. Effect of adopting new HKASs

(a) The estimated effect of adopting these new accounting standards on consolidated balance sheet items are as follows:

	HKFRS 5 HK$'m	HKAS 32 & HKAS 39 HK$'m	HKAS 40 & HKAS-INT 21 HK$'m	Total HK$'m
Increase/(decrease) in assets as at 31 December 2005				
Cash and short-term funds	–	(1,326)	–	(1,326)
Placements with banks and other financial institutions maturing between one and twelve months	–	183	–	183
Trading securities and other financial instruments at fair value through profit or loss	–	9,652	–	9,652
Derivative financial instruments	–	5,184	–	5,184
Certificates of deposit held	–	84	–	84
Advances and other accounts	(228)	4,576	–	4,348
Available-for-sale securities	–	42,794	–	42,794
Held-to-maturity securities	–	(54,170)	–	(54,170)
Loans and receivables	–	13,080	–	13,080
Investment securities	–	(50)	–	(50)
Other investments in securities	–	(9,069)	–	(9,069)
Other assets	228	(1,188)	–	(960)
	–	9,750	–	9,750
Increase/(decrease) in liabilities as at 31 December 2005				
Deposits and balances of banks and other financial institutions	–	27	–	27
Trading liabilities and other financial instruments at fair value through profit or loss	–	7,924	–	7,924
Derivative financial instruments	–	4,193	–	4,193
Deposits from customers	–	(5,165)	–	(5,165)
Certificates of deposit issued	–	(36)	–	(36)
Deferred tax liabilities	–	821	968	1,789
Other accounts and provisions	–	(2,087)	–	(2,087)
	–	5,677	968	6,645
Increase/(decrease) in equity as at 31 December 2005				
Premises revaluation reserve	–	–	2	2
Investment properties revaluation reserve	–	–	(2,005)	(2,005)
Reserve for fair value changes of available-for-sale securities	–	(245)	–	(245)
Regulatory reserve*	–	3,526	–	3,526
Retained earnings	–	750	1,031	1,781
	–	4,031	(972)	3,059
Minority interests	–	42	4	46
	–	4,073	(968)	3,105

* The regulatory reserve has been set up, as a consequence of the adoption of HKAS 39, for general banking risks in accordance with the requirements of the HKMA.

2. Effect of adopting new HKASs (continued)

(a) The estimated effect of adopting these new accounting standards on consolidated balance sheet items are as follows: (continued)

	HKAS 32 & HKAS 39 HK$'m	HKAS 40 & HKAS-INT 21 HK$'m	Total HK$'m
Increase/(decrease) in assets as at 1 January 2005			
Cash and short-term funds	(1,350)	–	(1,350)
Placements with banks and other financial institutions maturing between one and twelve months	319	–	319
Trading securities and other financial instruments at fair value through profit or loss	11,594	–	11,594
Derivative financial instruments	6,334	–	6,334
Certificates of deposit held	45	–	45
Advances and other accounts	1,274	–	1,274
Available-for-sale securities	21,968	–	21,968
Held-to-maturity securities	(22,821)	–	(22,821)
Investment securities	(50)	–	(50)
Other investments in securities	(8,288)	–	(8,288)
Deferred tax assets	1	–	1
Other assets	92	–	92
	9,118	–	9,118
Increase/(decrease) in liabilities as at 1 January 2005			
Deposits and balances of banks and other financial institutions	16	–	16
Trading liabilities and other financial instruments at fair value through profit or loss	3,792	–	3,792
Derivative financial instruments	6,805	–	6,805
Deposits from customers	(1,357)	–	(1,357)
Certificates of deposit issued	63	–	63
Deferred tax liabilities	588	637	1,225
Other accounts and provisions	(4,024)	–	(4,024)
	5,883	637	6,520
Increase/(decrease) in equity as at 1 January 2005			
Investment properties revaluation reserve	–	(623)	(623)
Regulatory reserve*	3,410	–	3,410
Retained earnings	(212)	(14)	(226)
	3,198	(637)	2,561
Minority interests	37	–	37
	3,235	(637)	2,598

* *The regulatory reserve has been set up, as a consequence of the adoption of HKAS 39, for general banking risks in accordance with the requirements of the HKMA.*

2. Effect of adopting new HKASs (continued)

(b) The estimated effect of adopting new accounting standards on consolidated profit and loss account are as follows:

	HKAS 32 & HKAS 39 HK$'m	HKAS 40 & HKAS-INT 21 HK$'m	Total HK$'m
For the year ended 31 December 2005			
Increase/(decrease) in			
Net interest income	(257)	–	(257)
Net fees and commission income	(146)	–	(146)
Net trading income	705	–	705
Reversal of loan impairment allowances on advances	1,169	–	1,169
Net gain from fair value adjustments on investment properties	–	1,382	1,382
Taxation	(240)	(339)	(579)
Total effect for the year	1,231	1,043	2,274
	HK$	HK$	HK$
Earnings per share impact	0.12	0.10	0.22

There is no significant effect of adopting new accounting standards on the consolidated profit and loss account for the year ended 31 December 2004.

3. Financial risk management

This note presents financial information about the Group's exposure to the use of financial instruments. For further details of the control of risk, please refer to the section "Risk Management" in the Management's Discussion and Analysis on page 37 to page 40.

(a) *Geographical concentrations of assets, liabilities and off-balance sheet items*

The following note incorporates the requirements on risk disclosures of HKAS 32 and geographical concentrations of risk of HKAS 30, based on the location of the subsidiary, associate or branch in which the related item is recorded.

Capital expenditure is shown by the geographical area in which the buildings and equipment are located.

	2005				
	Total assets HK$'m	**Total liabilities HK$'m**	**Contingent liabilities and commitments HK$'m**	**Operating income HK$'m**	**Capital expenditure HK$'m**
Hong Kong	**799,717**	**736,496**	**146,077**	**17,377**	**562**
Mainland China	**21,838**	**4,508**	**15,498**	**495**	**7**
Others	**550**	**368**	**112**	**24**	**–**
	822,105	**741,372**	**161,687**	**17,896**	**569**

	2004				
	Total assets HK$'m	Total liabilities HK$'m	Contingent liabilities and commitments HK$'m	Operating income HK$'m	Capital expenditure HK$'m
Hong Kong	782,264	716,905	142,380	15,540	450
Mainland China	13,901	9,664	11,904	299	–
Others	611	447	168	18	–
	796,776	727,016	154,452	15,857	450

3. Financial risk management (continued)

(b) *Currency risk*

Tables below summarise the Group's exposure to foreign currency exchange rate risk as at 31 December. Included in the tables are the Group's assets and liabilities at carrying amounts in HK$ equivalent, categorised by the original currency.

	2005							
	Renminbi HK$'m	US Dollars HK$'m	HK Dollars HK$'m	EURO HK$'m	Japanese Yen HK$'m	Pound Sterling HK$'m	Others HK$'m	Total HK$'m
Assets								
Cash and short-term funds	22,809	27,182	58,407	524	154	2,898	3,601	115,575
Placements with banks and other financial institutions maturing between one and twelve months	183	13,402	33,300	–	–	269	457	47,611
Trade bills	–	2,892	60	11	76	–	–	3,039
Trading securities and other financial instruments at fair value through profit or loss	–	5,183	1,752	1,209	–	–	1,508	9,652
Derivative financial instruments	–	874	4,310	–	–	–	–	5,184
Hong Kong SAR Government certificates of indebtedness	–	–	32,630	–	–	–	–	32,630
Certificates of deposit held	–	2,179	15,343	184	–	–	1,758	19,464
Advances and other accounts	1,961	45,004	278,973	3,727	2,347	831	2,512	335,355
Available-for-sale securities	–	25,642	10,225	2,414	–	1,011	3,502	42,794
Held-to-maturity securities	–	100,145	46,652	3,819	243	1,288	11,895	164,042
Loans and receivables	–	1,704	9,778	–	–	–	1,598	13,080
Interests in associates	–	–	61	–	–	–	–	61
Fixed assets	61	–	18,255	–	–	–	–	18,316
Investment properties	–	–	7,539	–	–	–	–	7,539
Other assets (including deferred tax assets)	19	744	6,956	–	–	9	35	7,763
Total assets	25,033	224,951	524,241	11,888	2,820	6,306	26,866	822,105
Liabilities								
Hong Kong SAR currency notes in circulation	–	–	32,630	–	–	–	–	32,630
Deposits and balances of banks and other financial institutions	14,150	9,245	12,507	247	3,389	63	1,054	40,655
Trading liabilities and other financial instruments at fair value through profit or loss	–	2,746	5,178	–	–	–	–	7,924
Derivative financial instruments	–	840	3,353	–	–	–	–	4,193
Deposits from customers	9,210	132,214	427,484	6,787	2,693	13,199	41,504	633,091
Certificates of deposit issued	–	1,325	2,640	–	–	–	–	3,965
Other accounts and provisions (including deferred tax liabilities)	629	5,879	10,871	222	131	196	986	18,914
Total liabilities	23,989	152,249	494,663	7,256	6,213	13,458	43,544	741,372
Net on-balance sheet position	1,044	72,702	29,578	4,632	(3,393)	(7,152)	(16,678)	80,733
Off-balance sheet net notional position*	(5)	(68,875)	48,257	(4,575)	3,392	7,146	16,811	2,151
Contingent liabilities and commitments	1,558	34,600	121,428	1,945	812	50	1,294	161,687

* Off-balance sheet net notional position represents the net notional amounts of foreign currency derivative financial instruments, which are principally used to reduce the Group's exposure to currency movements.

3. Financial risk management (continued)

(b) Currency risk (continued)

	2004							
	Renminbi HK$'m	US Dollars HK$'m	HK Dollars HK$'m	EURO HK$'m	Japanese Yen HK$'m	Pound Sterling HK$'m	Others HK$'m	Total HK$'m
Assets								
Cash and short-term funds	12,377	26,283	58,218	506	2,559	329	2,375	102,647
Placements with banks and other financial institutions maturing between one and twelve months	75	47,031	43,432	310	14,208	1,664	861	107,581
Trade bills	–	946	109	16	15	–	–	1,086
Hong Kong SAR Government certificates of indebtedness	–	–	34,760	–	–	–	–	34,760
Certificates of deposit held	–	4,469	15,391	–	–	150	2,328	22,338
Advances and other accounts	391	39,959	257,381	4,076	2,683	1,105	3,616	309,211
Held-to-maturity securities	–	96,411	54,340	9,496	736	2,977	17,090	181,050
Investment securities	–	–	49	–	–	–	1	50
Other investments in securities	–	2,953	2,409	1,399	–	–	1,527	8,288
Interests in associates	–	–	62	–	–	–	–	62
Fixed assets	103	1	16,392	–	–	–	–	16,496
Investment properties	–	–	5,381	–	–	–	–	5,381
Other assets (including deferred tax assets)	11	523	7,031	158	68	5	30	7,826
Total assets	12,957	218,576	494,955	15,961	20,269	6,230	27,828	796,776
Liabilities								
Hong Kong SAR currency notes in circulation	–	–	34,760	–	–	–	–	34,760
Deposits and balances of banks and other financial institutions	6,675	8,859	17,019	169	473	28	1,217	34,440
Deposits from customers	5,061	135,751	435,201	5,775	1,602	11,664	36,276	631,330
Certificates of deposit issued	–	1,292	2,496	–	–	–	–	3,788
Other accounts and provisions (including deferred tax liabilities)	162	7,585	10,976	1,953	702	251	1,069	22,698
Total liabilities	11,898	153,487	500,452	7,897	2,777	11,943	38,562	727,016
Net on-balance sheet position	1,059	65,089	(5,497)	8,064	17,492	(5,713)	(10,734)	69,760
Off-balance sheet net notional position	31	(65,390)	77,339	(9,470)	(18,487)	5,671	10,561	255
Contingent liabilities and commitments	777	30,638	117,171	2,864	983	738	1,281	154,452

3. Financial risk management (continued)

(c) Interest rate risk

Tables below summarise the Group's exposure to interest rate risk as at 31 December. Included in the tables are the Group's assets and liabilities at carrying amounts, categorised by the earlier of contractual repricing or maturity dates. The carrying amounts of derivative financial instruments which are principally used to reduce the Group's exposure to interest rate movements are under the column captioned 'Non-interest bearing'.

	2005						
	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Non-interest bearing HK$'m	Total HK$'m
Assets							
Cash and short-term funds	106,486	3,525	1,705	–	–	3,859	115,575
Placements with banks and other financial institutions maturing between one and twelve months	–	40,132	7,479	–	–	–	47,611
Trade bills	3,039	–	–	–	–	–	3,039
Trading securities and other financial instruments at fair value through profit or loss	2,846	2,245	1,302	2,510	731	18	9,652
Derivative financial instruments	–	–	–	–	–	5,184	5,184
Hong Kong SAR Government certificates of indebtedness	–	–	–	–	–	32,630	32,630
Certificates of deposit held	5,681	8,417	2,026	3,340	–	–	19,464
Advances and other accounts	273,360	40,833	12,770	4,715	474	3,203	335,355
Available-for-sale securities	2,346	4,473	195	18,564	17,160	56	42,794
Held-to-maturity securities	23,736	38,767	33,345	52,252	15,942	–	164,042
Loans and receivables	3,466	3,351	6,263	–	–	–	13,080
Interests in associates	–	–	–	–	–	61	61
Fixed assets	–	–	–	–	–	18,316	18,316
Investment properties	–	–	–	–	–	7,539	7,539
Other assets (including deferred tax assets)	475	–	–	–	–	7,288	7,763
Total assets	421,435	141,743	65,085	81,381	34,307	78,154	822,105
Liabilities							
Hong Kong SAR currency notes in circulation	–	–	–	–	–	32,630	32,630
Deposits and balances of banks and other financial institutions	34,444	1,709	3,015	–	–	1,487	40,655
Trading liabilities and other financial instruments at fair value through profit or loss	1,725	2,097	1,310	2,792	–	–	7,924
Derivative financial instruments	–	–	–	–	–	4,193	4,193
Deposits from customers	454,781	131,904	22,251	1,478	–	22,677	633,091
Certificates of deposit issued	–	250	2,378	1,337	–	–	3,965
Other accounts and provisions (including deferred tax liabilities)	8,014	–	–	–	–	10,900	18,914
Total liabilities	498,964	135,960	28,954	5,607	–	71,887	741,372
Interest sensitivity gap	(77,529)	5,783	36,131	75,774	34,307	6,267	80,733

3. Financial risk management (continued)

(c) Interest rate risk (continued)

	2004						
	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Non-interest bearing HK$'m	Total HK$'m
Assets							
Cash and short-term funds	91,041	3,789	2,967	–	–	4,850	102,647
Placements with banks and other financial institutions maturing between one and twelve months	200	48,334	59,047	–	–	–	107,581
Trade bills	1,086	–	–	–	–	–	1,086
Hong Kong SAR Government certificates of indebtedness	–	–	–	–	–	34,760	34,760
Certificates of deposit held	5,726	10,722	3,490	2,400	–	–	22,338
Advances and other accounts	242,638	39,721	16,996	840	522	8,494	309,211
Held-to-maturity securities	27,307	57,758	38,330	49,250	8,405	–	181,050
Investment securities	–	–	–	–	–	50	50
Other investments in securities	2,357	2,090	731	2,254	835	21	8,288
Interests in associates	–	–	–	–	–	62	62
Fixed assets	–	–	–	–	–	16,496	16,496
Investment properties	–	–	–	–	–	5,381	5,381
Other assets (including deferred tax assets)	412	–	3	–	–	7,411	7,826
Total assets	370,767	162,414	121,564	54,744	9,762	77,525	796,776
Liabilities							
Hong Kong SAR currency notes in circulation	–	–	–	–	–	34,760	34,760
Deposits and balances of banks and other financial institutions	29,623	801	2,632	–	–	1,384	34,440
Deposits from customers	519,502	54,848	22,027	1,746	134	33,073	631,330
Certificates of deposit issued	–	–	891	2,897	–	–	3,788
Other accounts and provisions (including deferred tax liabilities)	8,330	1,064	250	–	–	13,054	22,698
Total liabilities	557,455	56,713	25,800	4,643	134	82,271	727,016
Interest sensitivity gap	(186,688)	105,701	95,764	50,101	9,628	(4,746)	69,760

3. Financial risk management (continued)

(c) Interest rate risk (continued)

Tables below summarise the effective interest rate by major currencies for monetary financial instruments subject to interest rate risk as at 31 December:

	2005					
	Renminbi %	US Dollars %	HK Dollars %	EURO %	Japanese Yen %	Pound Sterling %
Assets						
Cash and short-term funds	0.98	4.07	3.98	2.19	–	4.51
Placements with banks and other financial institutions maturing between one and twelve months	1.31	4.27	4.15	–	–	4.53
Advances to customers	5.00	5.17	5.32	3.30	1.22	4.74
Advances to banks and other financial institutions	–	4.38	4.31	–	0.27	–
Available-for-sale securities	–	4.93	3.83	2.91	–	4.61
Held-to-maturity securities	–	4.12	4.12	2.94	0.23	4.68
Loans and receivables	–	4.15	3.92	–	–	–
Liabilities						
Deposits and balances of banks and other financial institutions	0.96	4.03	3.79	2.35	0.05	4.28
Deposits from customers	0.65	3.02	3.04	1.16	–	3.05
Certificates of deposit issued	–	3.02	3.05	–	–	–

	2004					
	Renminbi %	US Dollars %	HK Dollars %	EURO %	Japanese Yen %	Pound Sterling %
Assets						
Cash and short-term funds	0.99	2.16	0.45	1.88	–	4.07
Placements with banks and other financial institutions maturing between one and twelve months	–	2.25	0.64	2.25	–	4.88
Advances to customers	4.65	3.40	2.51	3.16	1.27	5.46
Advances to banks and other financial institutions	–	2.50	0.53	–	0.30	–
Held-to-maturity securities	–	3.50	1.19	3.67	2.36	5.40
Other investments in securities	–	4.31	1.14	2.91	–	–
Liabilities						
Deposits and balances of banks and other financial institutions	0.91	1.92	0.41	2.29	0.03	4.62
Deposits from customers	0.61	1.21	0.24	0.92	–	3.14
Certificates of deposit issued	–	2.90	2.85	–	–	–

3. Financial risk management (continued)

(d) *Liquidity risk*

Tables below analyse assets and liabilities of the Group as at 31 December into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

	2005							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Undated HK$'m	Total HK$'m
Assets								
Cash and short-term funds	30,704	79,641	3,525	1,705	–	–	–	115,575
Placements with banks and other financial institutions maturing between one and twelve months	–	–	40,145	7,466	–	–	–	47,611
Trade bills	101	1,125	1,460	353	–	–	–	3,039
Trading securities and other financial instruments at fair value through profit or loss	–	86	36	1,350	6,918	1,244	18	9,652
Derivative financial instruments	3,706	1,068	227	54	98	31	–	5,184
Hong Kong SAR Government certificates of indebtedness	32,630	–	–	–	–	–	–	32,630
Certificates of deposit held	–	987	4,159	4,845	9,225	248	–	19,464
Advances and other accounts – advances to customers	25,359	6,710	16,133	31,534	132,520	118,015	2,029	332,300
Advances and other accounts – advances to banks and other financial institutions	102	164	267	376	2,146	–	–	3,055
Available-for-sale securities – equity securities	–	–	–	–	–	–	56	56
Available-for-sale securities – debt securities	–	61	253	295	23,679	18,450	–	42,738
Held-to-maturity securities	–	1,005	6,088	27,278	111,417	18,254	–	164,042
Loans and receivables	–	3,466	3,351	6,263	–	–	–	13,080
Interests in associates	–	–	–	–	–	–	61	61
Fixed assets	–	–	–	–	–	–	18,316	18,316
Investment properties	–	–	–	–	–	–	7,539	7,539
Other assets (including deferred tax assets)	6,014	1,389	–	238	48	–	74	7,763
Total assets	98,616	95,702	75,644	81,757	286,051	156,242	28,093	822,105
Liabilities								
Hong Kong SAR currency notes in circulation	32,630	–	–	–	–	–	–	32,630
Deposits and balances of banks and other financial institutions	21,112	15,479	1,049	3,015	–	–	–	40,655
Trading liabilities and other financial instruments at fair value through profit or loss	–	641	1,411	1,750	3,560	562	–	7,924
Derivative financial instruments	1,767	1,261	146	239	616	164	–	4,193
Deposits from customers	247,547	229,885	131,900	22,253	1,506	–	–	633,091
Certificates of deposit issued	–	–	–	2,336	1,629	–	–	3,965
Other accounts and provisions (including deferred tax liabilities)	12,034	1,602	1,034	3,971	205	1	67	18,914
Total liabilities	315,090	248,868	135,540	33,564	7,516	727	67	741,372
Net liquidity gap	(216,474)	(153,166)	(59,896)	48,193	278,535	155,515	28,026	80,733

3. Financial risk management (continued)

(d) Liquidity risk (continued)

	2004							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Undated HK$'m	Total HK$'m
Assets								
Cash and short-term funds	20,976	74,987	3,717	2,967	–	–	–	102,647
Placements with banks and other financial institutions maturing between one and twelve months	16	–	47,849	59,716	–	–	–	107,581
Trade bills	8	538	501	39	–	–	–	1,086
Hong Kong SAR Government certificates of indebtedness	34,760	–	–	–	–	–	–	34,760
Certificates of deposit held	–	1,162	4,080	5,695	11,085	316	–	22,338
Advances and other accounts – advances to customers	19,351	9,021	14,989	28,703	127,520	101,326	7,011	307,921
Advances and other accounts – advances to banks and other financial institutions	–	–	–	–	1,290	–	–	1,290
Held-to-maturity securities	–	6,283	25,196	36,755	101,053	11,743	20	181,050
Investment securities	–	–	–	–	–	–	50	50
Other investments in securities – equity securities	–	–	–	–	–	–	21	21
Other investments in securities – debt securities	–	486	20	730	6,150	881	–	8,267
Interests in associates	–	–	–	–	–	–	62	62
Fixed assets	–	–	–	–	–	–	16,496	16,496
Investment properties	–	–	–	–	–	–	5,381	5,381
Other assets (including deferred tax assets)	2,730	4,128	31	151	465	–	321	7,826
Total assets	77,841	96,605	96,383	134,756	247,563	114,266	29,362	796,776
Liabilities								
Hong Kong SAR currency notes in circulation	34,760	–	–	–	–	–	–	34,760
Deposits and balances of banks and other financial institutions	14,990	15,986	832	2,632	–	–	–	34,440
Deposits from customers	332,194	219,883	53,697	20,768	4,476	312	–	631,330
Certificates of deposit issued	–	–	–	891	2,897	–	–	3,788
Other accounts and provisions (including deferred tax liabilities)	7,409	6,043	2,678	3,618	403	984	1,563	22,698
Total liabilities	389,353	241,912	57,207	27,909	7,776	1,296	1,563	727,016
Net liquidity gap	(311,512)	(145,307)	39,176	106,847	239,787	112,970	27,799	69,760

3. Financial risk management (continued)

(d) Liquidity risk (continued)

The above maturity classifications have been prepared in accordance with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. In accordance with the guideline, the Group has reported assets such as advances and debt securities which have been overdue for not more than one month as "Repayable on demand". In the case of an asset that is repayable by different payments or instalments, only that portion of the asset that is actually overdue is reported as overdue. Any part of the asset that is not due is reported according to the residual maturity unless the repayment of the asset is in doubt in which case the amount is reported as "Undated". The above assets are stated after deduction of provisions, if any.

The analysis of debt securities by remaining period to maturity is disclosed in order to comply with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. The disclosure does not imply that the securities will be held to maturity.

(e) Fair values of financial assets and liabilities

Fair value estimates are made at a specific point in time based on relevant market information and information about various financial instruments. The following methods and assumptions have been used to estimate the fair value of each class of financial instruments as far as practicable.

Balances with banks and other financial institutions maturing between one and twelve months and Trade bills

The maturities of these financial assets and liabilities are within one year and the carrying value approximates fair value.

Advances to customers

Substantially all the advances to customers are on floating rate term, bear interest at prevailing market interest rates and their carrying value approximates fair value.

Held-to-maturity securities (including Certificates of deposit held)

Fair value for held-to-maturity securities is based on market prices or broker/dealer price quotations. Where this information is not available, fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics.

Loans and receivables and Certificates of deposit issued

A discounted cash flow model is used based on a current yield curve appropriate for the remaining term to maturity.

Deposits from customers

Substantially all the deposits from customers mature within one year from balance sheet date and their carrying value approximates fair value.

3. Financial risk management (continued)

(e) *Fair values of financial assets and liabilities (continued)*

	Carrying Value		Fair Value	
	2005	2004	**2005**	2004
	HK$'m	HK$'m	**HK$'m**	HK$'m
Financial assets				
– Held-to-maturity securities (including certificates of deposit held)	**178,521**	212,129	**177,318**	213,017
– Loans and receivables	**13,080**	–	**13,061**	–
Financial liabilities				
– Certificates of deposit issued	**136**	3,788	**134**	3,810

(f) *Fiduciary activities*

The Group provides custody, trustee and investment management services to third parties which involve the Group providing both settlement functions and book keeping services to the beneficiaries. Those assets that are held in a fiduciary capacity are not included in these accounts. As at 31 December 2005, the Group had a balance of securities custody accounts amounting to approximately HK$175,412 million (2004: HK$147,076 million).

4. Earnings per share for profit attributable to the equity holders of the Company

The calculation of basic earnings per share is based on the consolidated profit attributable to the equity holders of the Company for the year ended 31 December 2005 of approximately HK$13,494 million (2004: HK$11,963 million) and on the ordinary shares in issue of 10,572,780,266 shares (2004: 10,572,780,266 ordinary shares).

There was no dilution of earnings per share as no potential ordinary shares were in issue for the year ended 31 December of 2005 (2004: Nil).

5. Directors' and senior management's emoluments

(a) *Directors' emoluments*

Details of the emoluments paid to or receivable by the directors of the Company in respect of their services rendered for managing the subsidiaries within the Group during the year are as follows:

For the year ended 2005	Directors' fees HK$'000	Basic salaries, allowances and benefits in kind HK$'000	Contributions to pension schemes HK$'000	Bonus HK$'000	Total HK$'000
Executive Directors					
He Guangbei	331	4,728	–	1,969	7,028
Non-executive Directors					
Xiao Gang	300	–	–	–	300
Sun Changji	300	–	–	–	300
Hua Qingshan	254	–	–	–	254
Li Zaohang	250	–	–	–	250
Zhou Zaiqun	254	–	–	–	254
Zhang Yanling	250	–	–	–	250
Fung Victor Kwok King*	300	–	–	–	300
Shan Weijian*	350	–	–	–	350
Tung Chee Chen*	300	–	–	–	300
Tung Savio Wai-Hok*	29	–	–	–	29
Yang Linda Tsao*	263	–	–	–	263
	3,181	4,728	–	1,969	9,878

5. Directors' and senior management's emoluments (continued)

(a) Directors' emoluments (continued)

For the year ended 2004	Directors' fees HK$'000	Basic salaries, allowances and benefits in kind HK$'000	Contributions to pension schemes HK$'000	Bonus HK$'000	Total HK$'000
Executive Directors					
He Guangbei	350	3,113	423	411	4,297
Non-executive Directors					
Xiao Gang	300	–	–	–	300
Sun Changji	300	–	–	–	300
Hua Qingshan	250	–	–	–	250
Li Zaohang	250	–	–	–	250
Zhou Zaiqun	250	–	–	–	250
Zhang Yanling	250	–	–	–	250
Fung Victor Kwok King*	300	–	–	–	300
Shan Weijian*	350	–	–	–	350
Tung Chee Chen*	300	–	–	–	300
Yang Linda Tsao*	246	–	–	–	246
Ping Yue	22	–	–	–	22
	3,168	3,113	423	411	7,115

Note:

* Independent Non-executive Directors

In July 2002, options were granted to several directors of the Company by the immediate holding company, BOC (BVI), under the Pre-Listing Share Option Scheme. During the year, no options were exercised and no benefits arising from the granting of these share options were included in the directors' emoluments disclosed above or recognised in the profit and loss account.

For details of policies on directors' emoluments please refer to the Corporate Governance Report.

5. Directors' and senior management's emoluments (continued)

(b) *Five highest paid individuals*

The five individuals whose emoluments were the highest in the Group for the year include 1 (2004: 1) director whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining 4 (2004: 4) individuals during the year are as follows:

	2005 **HK$'m**	2004 HK$'m
Basic salaries and allowances	**12**	7
Discretionary bonuses	**5**	1
Others (including pension contributions)	**1**	1
	18	9

Emoluments of individuals were within the following bands:

	Number of individuals	
	2005	2004
HK$2,000,001 – HK$2,500,000	**–**	3
HK$2,500,001 – HK$3,000,000	**–**	1
HK$3,000,001 – HK$3,500,000	**1**	–
HK$4,500,001 – HK$5,000,000	**2**	–
HK$5,000,001 – HK$5,500,000	**1**	–

During the year, no director waived any emoluments and the Group has not paid any emoluments to the directors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

6. Fixed assets

	Premises HK$'m	Property under development HK$'m	Equipment, fixtures and fittings HK$'m	Total HK$'m
Net book value at 1 January 2005	**15,184**	**32**	**1,280**	**16,496**
Additions	**19**	**1**	**549**	**569**
Disposals	**(502)**	**–**	**(20)**	**(522)**
Revaluation	**3,413**	**–**	**–**	**3,413**
Depreciation for the year	**(242)**	**–**	**(324)**	**(566)**
Reclassification to investment properties (Note 7)	**(1,057)**	**–**	**–**	**(1,057)**
Disposal of subsidiaries	**–**	**(21)**	**–**	**(21)**
Reversal of/(provision for) impairment losses	**5**	**(1)**	**–**	**4**
Net book value at 31 December 2005	**16,820**	**11**	**1,485**	**18,316**
At 31 December 2005				
Cost or valuation	**16,828**	**19**	**4,143**	**20,990**
Accumulated depreciation and impairment	**(8)**	**(8)**	**(2,658)**	**(2,674)**
Net book value at 31 December 2005	**16,820**	**11**	**1,485**	**18,316**
Net book value at 1 January 2004	11,466	32	1,090	12,588
Additions	–	–	450	450
Disposals	(123)	–	(4)	(127)
Revaluation	4,260	–	–	4,260
Depreciation for the year	(328)	–	(256)	(584)
Reclassification to investment properties (Note 7)	(91)	–	–	(91)
Net book value at 31 December 2004	15,184	32	1,280	16,496
At 31 December 2004				
Cost or valuation	15,184	39	3,875	19,098
Accumulated depreciation and impairment	–	(7)	(2,595)	(2,602)
Net book value at 31 December 2004	15,184	32	1,280	16,496
The analysis of cost or valuation of the above assets is as follows:				
At 31 December 2005				
At cost	**–**	**19**	**4,143**	**4,162**
At valuation	**16,828**	**–**	**–**	**16,828**
	16,828	**19**	**4,143**	**20,990**
At 31 December 2004				
At cost	–	39	3,875	3,914
At valuation	15,184	–	–	15,184
	15,184	39	3,875	19,098

6. Fixed assets (continued)

The carrying value of premises is analysed based on the remaining terms of the leases as follows:

	2005 **HK$'m**	2004 HK$'m
Held in Hong Kong		
On long-term lease (over 50 years)	**10,616**	9,493
On medium-term lease (10 – 50 years)	**5,960**	5,475
On short-term lease (less than 10 years)	**3**	3
Held outside Hong Kong		
On long-term lease (over 50 years)	**55**	42
On medium-term lease (10 – 50 years)	**180**	165
On short-term lease (less than 10 years)	**6**	6
	16,820	15,184

As at 31 December 2005, premises are included in the consolidated balance sheet at valuation carried out at 31 October 2005 on the basis of their open market value by an independent firm of chartered surveyors, Chesterton Petty Limited. Chesterton Petty Limited also confirmed that there has been no material change in valuations at 31 December 2005.

As a result of the above-mentioned revaluations, changes in value of the Group's premises were recognised in the Group's premises revaluation reserves, the profit and loss account and minority interests respectively as follows:

	2005 **HK$'m**	2004 HK$'m
Increase in valuation credited to premises revaluation reserve	**3,321**	2,895
Increase in valuation credited to profit and loss account	**63**	1,337
Increase in valuation credited to minority interests	**29**	28
	3,413	4,260

As at 31 December 2005, the net book value of premises that would have been included in the Group's consolidated balance sheet had the assets been carried at cost less accumulated depreciation and impairment losses were HK$5,611 million (2004: HK$6,032 million).

7. Investment properties

	2005 HK$'m	2004 HK$'m
At 1 January	**5,381**	4,994
Disposals	**(256)**	(858)
Depreciation for the year	**–**	(1)
Fair value gains	**1,382**	1,155
Reclassification from fixed assets (Note 6)	**1,057**	91
Disposal of subsidiaries	**(25)**	–
At 31 December	**7,539**	5,381

As at 31 December 2005, investment properties are included in the consolidated balance sheet at valuation carried out at 31 October 2005 on the basis of their open market value by an independent firm of chartered surveyors, Chesterton Petty Limited. Chesterton Petty Limited also confirmed that there has been no material change in valuations at 31 December 2005.

The carrying value of investment properties is analysed based on the remaining terms of the leases as follows:

	2005 HK$'m	2004 HK$'m
Held in Hong Kong		
On long-term lease (over 50 years)	**6,769**	4,566
On medium-term lease (10 – 50 years)	**574**	681
On short-term lease (less than 10 years)	**39**	–
Held outside Hong Kong		
On long-term lease (over 50 years)	**14**	34
On medium-term lease (10 – 50 years)	**143**	100
	7,539	5,381

8. Deferred taxation

Deferred tax is recognised in respect of the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts in accordance with HKAS 12 "Income taxes".

The major components of deferred tax assets and liabilities recorded in the consolidated balance sheet, and the movements during the year are as follows:

	2005					
	Accelerated tax depreciation HK$'m	**Asset revaluation HK$'m**	**Losses HK$'m**	**Provisions HK$'m**	**Other temporary differences HK$'m**	**Total HK$'m**
At 1 January 2005						
As previously reported	**278**	**1,615**	**(16)**	**(935)**	**(7)**	**935**
Opening adjustments (Note 2)	**37**	**600**	**–**	**587**	**–**	**1,224**
Balance after opening adjustments	**315**	**2,215**	**(16)**	**(348)**	**(7)**	**2,159**
Charged/(credited) to profit and loss account	**42**	**214**	**8**	**221**	**(62)**	**423**
Charged/(credited) to equity	**–**	**512**	**–**	**–**	**(43)**	**469**
At 31 December 2005	**357**	**2,941**	**(8)**	**(127)**	**(112)**	**3,051**

	2004					
	Accelerated tax depreciation HK$'m	Asset revaluation HK$'m	Losses HK$'m	Provisions HK$'m	Other temporary differences HK$'m	Total HK$'m
At 1 January 2004	262	984	(3)	(936)	18	325
Charged/(credited) to profit and loss account	16	173	(13)	1	(25)	152
Charged to equity	–	458	–	–	–	458
At 31 December 2004	278	1,615	(16)	(935)	(7)	935

8. Deferred taxation (continued)

Deferred tax assets and liabilities are offset on an individual entity basis when there is a legal right to set off current tax assets against current tax liabilities and when the deferred taxation relates to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	2005 HK$'m	2004 HK$'m
Deferred tax assets	**(4)**	(12)
Deferred tax liabilities	**3,055**	947
	3,051	935

	2005 HK$'m	2004 HK$'m
Deferred tax assets to be recovered after more than twelve months	**(174)**	(971)
Deferred tax liabilities to be settled after more than twelve months	**357**	282
	183	(689)

9. Share capital

	2005 HK$'m	2004 HK$'m
Authorised:		
20,000,000,000 ordinary shares of HK$5.00 each	**100,000**	100,000
Issued and fully paid:		
10,572,780,266 ordinary shares of HK$5.00 each	**52,864**	52,864

10. Reserves

	Attributable to equity holders of the Company									
	Share capital HK$'m	Premises revaluation reserve HK$'m	Investment properties revaluation reserve HK$'m	Translation reserve HK$'m	Reserve for fair value changes of available-for-sale securities HK$'m	Regulatory reserve* HK$'m	Retained earnings HK$'m	Total HK$'m	Minority interests HK$'m	Total equity HK$'m
At 1 January 2004	52,864	62	-	(3)	-	-	7,338	60,261	1,156	61,417
Net profit for the year	-	-	-	-	-	-	11,963	11,963	158	12,121
Currency translation difference	-	-	-	(2)	-	-	-	(2)	-	(2)
2003 dividend paid	-	-	-	-	-	-	(3,383)	(3,383)	(55)	(3,438)
2004 interim dividend paid	-	-	-	-	-	-	(3,383)	(3,383)	(44)	(3,427)
Revaluation of properties	-	2,895	629	-	-	-	-	3,524	29	3,553
Release upon disposal of properties	-	(6)	(6)	-	-	-	6	(6)	-	(6)
Release to deferred tax liabilities	-	(453)	-	-	-	-	-	(453)	(5)	(458)
At 31 December 2004	52,864	2,498	623	(5)	-	-	12,541	68,521	1,239	69,760
At 1 January 2005										
As previously reported	**52,864**	**2,498**	**623**	**(5)**	**-**	**-**	**12,541**	**68,521**	**1,239**	**69,760**
Opening adjustments (Note 2)	**-**	**-**	**(623)**	**-**	**-**	**3,410**	**(226)**	**2,561**	**37**	**2,598**
Balance after opening adjustments	**52,864**	**2,498**	**-**	**(5)**	**-**	**3,410**	**12,315**	**71,082**	**1,276**	**72,358**
Net profit for the year	**-**	**-**	**-**	**-**	**-**	**-**	**13,494**	**13,494**	**164**	**13,658**
Currency translation difference	**-**	**-**	**-**	**1**	**-**	**-**	**-**	**1**	**-**	**1**
2004 dividend paid	**-**	**-**	**-**	**-**	**-**	**-**	**(4,176)**	**(4,176)**	**(55)**	**(4,231)**
2005 interim dividend paid	**-**	**-**	**-**	**-**	**-**	**-**	**(3,468)**	**(3,468)**	**(111)**	**(3,579)**
Revaluation of premises	**-**	**3,321**	**-**	**-**	**-**	**-**	**-**	**3,321**	**29**	**3,350**
Change in fair value of available-for-sale securities taken to equity	**-**	**-**	**-**	**-**	**(293)**	**-**	**-**	**(293)**	**-**	**(293)**
Release upon disposal of premises	**-**	**(269)**	**-**	**-**	**-**	**-**	**269**	**-**	**-**	**-**
Release (to)/from deferred tax liabilities	**-**	**(507)**	**-**	**-**	**43**	**-**	**-**	**(464)**	**(5)**	**(469)**
Amortisation with respect to available-for-sale securities transfer to held-to-maturity securities	**-**	**-**	**-**	**-**	**5**	**-**	**(33)**	**(28)**	**-**	**(28)**
Release of reserve upon derecognition of available-for-sale securities	**-**	**-**	**-**	**-**	**-**	**-**	**(34)**	**(34)**	**-**	**(34)**
Transfer from retained earnings	**-**	**-**	**-**	**-**	**-**	**116**	**(116)**	**-**	**-**	**-**
At 31 December 2005	**52,864**	**5,043**	**-**	**(4)**	**(245)**	**3,526**	**18,251**	**79,435**	**1,298**	**80,733**

* In accordance with the requirements of the HKMA, the amounts are set aside for general banking risks, including future losses or other unforeseeable risks, in addition to the loan impairment allowances on advances recognised under HKAS 39.

11. Segmental reporting

The Group engages in many businesses in several regions. For segmental reporting purposes, information is solely provided in respect of business segments. Geographical segment information is not presented because over 90% of the Group's revenues, profits before tax and assets are derived from Hong Kong.

Starting from the interim report this year, the Group adopted a new approach in segmental reporting to provide investors with more details. Under the current approach, information about five business segments is provided. They are Retail Banking, Corporate Banking, Treasury, Investment Activities and Unallocated.

Both Retail Banking and Corporate Banking segments provide general banking services. Retail Banking mainly serves individual customers and small companies. Corporate Banking mainly manages medium to large companies. Treasury segment is responsible for managing the capital, liquidity, and the interest rate and foreign exchange positions of the Group in addition to proprietary trades. Investment Activities include the Group's holdings of premises, investment properties and interests in associates. The segment "Unallocated" refers to those items related to the Group as a whole but independent of the other four business segments.

Revenues, expenses, assets and liabilities of any business segment mainly include items directly attributable to the segment. Regarding occupation of the Group's premises, rentals are internally charged on market rates according to the areas occupied. For management overheads, allocations are made on reasonable bases. Inter-segment fund flows are charged according to the internal funds transfer pricing mechanism of the Group. The charge on any such flow is mainly made by reference to the corresponding money market rate. Although there are internal charges on funds transferred between business segments, no assets and liabilities are created in any form for any segment in respect of such transfers for segmental reporting purposes.

11. Segmental reporting (continued)

	2005							
	Retail HK$'m	Corporate HK$'m	Treasury HK$'m	Investment HK$'m	Unallocated HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest income/(expenses)	7,371	3,966	2,529	(854)	(138)	12,874	-	12,874
Net fees and commission income/(expenses)	2,110	988	(31)	15	(29)	3,053	-	3,053
Net trading income/(expenses)	488	122	1,065	(1)	-	1,674	-	1,674
Other operating income	36	5	14	613	525	1,193	(898)	295
Operating income	10,005	5,081	3,577	(227)	358	18,794	(898)	17,896
Operating expenses	(4,446)	(1,300)	(308)	(364)	(210)	(6,628)	898	(5,730)
Operating profit/(loss) before impairment on advances	5,559	3,781	3,269	(591)	148	12,166	-	12,166
Reversal of loan impairment allowances on advances	956	1,689	-	-	-	2,645	-	2,645
Operating profit/(loss)	6,515	5,470	3,269	(591)	148	14,811	-	14,811
Write-back of restructuring provisions	-	-	-	-	209	209	-	209
Net (loss)/gain from disposal/revaluation of fixed assets	(12)	(1)	-	63	-	50	-	50
Net gain from disposal of/fair value adjustments on investment properties	-	-	-	1,396	-	1,396	-	1,396
Net loss from early redemption of held-to-maturity securities	-	-	(4)	-	-	(4)	-	(4)
Net loss from disposal of available-for-sale securities	-	-	(104)	-	-	(104)	-	(104)
Reversal of impairment losses on held-to-maturity securities	-	-	12	-	-	12	-	12
Net loss on disposal of subsidiaries	-	-	-	(10)	-	(10)	-	(10)
Reversal of impairment losses on interests in associates	-	-	-	4	-	4	-	4
Share of profits less losses of associates	-	-	-	4	-	4	-	4
Profit before taxation	6,503	5,469	3,173	866	357	16,368	-	16,368
Assets								
Segment assets	157,892	211,834	426,790	24,692	662	821,870	-	821,870
Interests in associates	-	-	-	61	-	61	-	61
Unallocated corporate assets	-	-	-	-	174	174	-	174
	157,892	211,834	426,790	24,753	836	822,105	-	822,105
Liabilities								
Segment liabilities	551,428	101,710	84,049	658	-	737,845	-	737,845
Unallocated corporate liabilities	-	-	-	-	3,527	3,527	-	3,527
	551,428	101,710	84,049	658	3,527	741,372	-	741,372
Other information								
Additions of fixed assets	-	-	-	569	-	569	-	569
Depreciation	186	64	22	225	69	566	-	566
Amortisation of securities	-	-	463	-	-	463	-	463

11. Segmental reporting (continued)

	2004							
	Retail HK$'m	Corporate HK$'m	Treasury HK$'m	Investment HK$'m	Unallocated HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest income/(expenses)	5,445	3,643	2,153	(51)	3	11,193	–	11,193
Net fees and commission income/(expenses)	2,077	1,179	(39)	18	(14)	3,221	–	3,221
Net trading income/(expenses)	540	20	571	(8)	–	1,123	–	1,123
Other operating income	(39)	2	1	664	597	1,225	(905)	320
Operating income	8,023	4,844	2,686	623	586	16,762	(905)	15,857
Operating expenses	(3,897)	(1,211)	(296)	(558)	(448)	(6,410)	905	(5,505)
Operating profit before provisions on advances	4,126	3,633	2,390	65	138	10,352	–	10,352
Write-back of bad and doubtful debts	28	1,600	–	–	–	1,628	–	1,628
Operating profit	4,154	5,233	2,390	65	138	11,980	–	11,980
Net (loss)/gain from disposal/revaluation of fixed assets	(1)	1	–	1,365	(2)	1,363	–	1,363
Net gain from disposal of/fair value adjustments on investment properties	–	–	–	721	–	721	–	721
Net gain from early redemption of held-to-maturity securities	–	–	2	–	–	2	–	2
Net gain on disposal of an associate	–	–	–	50	–	50	–	50
Reversal of impairment losses on interests in associates	–	–	–	152	–	152	–	152
Share of profits less losses of associates	–	–	–	(16)	–	(16)	–	(16)
Profit before taxation	4,153	5,234	2,392	2,337	136	14,252	–	14,252
Assets								
Segment assets	132,790	187,947	453,457	22,292	–	796,486	–	796,486
Interests in associates	–	–	–	62	–	62	–	62
Unallocated corporate assets	–	–	–	–	228	228	–	228
	132,790	187,947	453,457	22,354	228	796,776	–	796,776
Liabilities								
Segment liabilities	567,309	90,054	68,485	658	–	726,506	–	726,506
Unallocated corporate liabilities	–	–	–	–	510	510	–	510
	567,309	90,054	68,485	658	510	727,016	–	727,016
Other information								
Additions of fixed assets	–	–	–	450	–	450	–	450
Depreciation	138	45	17	391	(6)	585	–	585
Amortisation of premium/discount of held-to-maturity securities	–	–	207	–	–	207	–	207

12. Loans to directors and officers

Particulars of advances made to directors and officers of the Company pursuant to section 161B of the Hong Kong Companies Ordinance are as follows:

	2005 **HK$'m**	2004 HK$'m
Aggregate amount of relevant loans outstanding at year end	**22**	185
Maximum aggregate amount of relevant loans outstanding during the year	**186**	193

13. Comparative amounts

Due to the adoption of certain new HKFRSs, HKASs and Interpretations during the year, the accounting treatment and presentation of certain items and balances in the accounts have been prepared to comply with the new requirements. Accordingly, certain opening adjustments have been made and certain comparative amounts have been reclassified to conform with the current year's presentation.

14. Approval of summary financial statements

These Summary Financial Statements were approved and authorised for issue by the Board of Directors on 23 March 2006.

In 2005, BOCHK, a wholly owned subsidiary of the Company, and its subsidiaries engaged on a regular basis in the usual course of their business in numerous transactions with BOC and its Associates. As BOC is the Company's controlling shareholder and therefore a connected person of the Company, all such transactions constituted connected transactions for the purposes of the Listing Rules. As the stated purpose of Central SAFE is to exercise the rights of an equity investor on behalf of the State and not to have any commercial operations, for purposes of this report, therefore, Central SAFE and the companies of which it is a substantial shareholder have not been treated as connected persons to the Company.

The transactions fell into the following two categories:

1) de minimis transactions entered into in the usual course of business and under normal commercial terms. Such transactions were exempted from disclosure and shareholder approval by virtue of rule 14A.33 of the Listing Rules;

2) certain regular banking transactions entered into on a continual basis throughout the year. On 4 January 2005 the Company made an announcement (the "Announcement") in accordance with Rule 14A.34 of the Listing Rules. The Announcement listed those continuing connected transactions that exceeded the de minimus threshold and set out caps in respect of such transactions for the three years 2005-2007. These transactions were conducted in the ordinary course of its business and on normal commercial terms. Details of these continuing connected transactions are set out below and are described in the Announcement which may be viewed on the Company's website.

Type of Transaction	**2005 Cap HK$'m**	2005 Actual Amount HK$'m
Securities Transactions	**180**	102.43
Fund Distribution Transactions	**140**	45.10
Credit Card Services	**170**	86.44
Information Technology Services	**80**	39.85
Property Transactions	**120**	94.92
Bank-note Delivery	**80**	35.61
Insurance Agency	**310**	221.42
Provision of Insurance Cover	**90**	55.58
Foreign Exchange Transactions	**550**	88.53
Trading of Interests in Loans	**18,500**	269.71
Inter-bank Capital Markets	**3,500**	3,223

AUDITORS' STATEMENT ON THE SUMMARY FINANCIAL REPORT

To the Shareholders of BOC Hong Kong (Holdings) Limited
(incorporated in Hong Kong with limited liability)

We have examined the Summary Financial Report of BOC Hong Kong (Holdings) Limited for the year ended 31 December 2005 on the inserted front page and pages 1 to 97.

Respective responsibilities of directors and auditors

Under the Hong Kong Companies Ordinance, the directors are responsible for preparing the Summary Financial Report which complies with section 141CF(1) of the Hong Kong Companies Ordinance. In preparing the Summary Financial Report, section 141CF(1) of the Hong Kong Companies Ordinance requires that the Summary Financial Report be derived from the annual accounts and the auditors' report thereon and the directors' report for the year ended 31 December 2005, be in such form and contain such information and particulars as specified in section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and be approved by the board of directors.

It is our responsibility to form an independent opinion on the Summary Financial Report, based on our examination, and to report our opinion solely to you, as a body, and we are also required to state whether the auditors' report on the annual accounts for the year ended 31 December 2005 is qualified or otherwise modified, in accordance with section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this statement.

Basis of opinion

We conducted our engagement in accordance with Hong Kong Standards on Auditing and with reference to Practice Note 710 "The auditors' statement on the Summary Financial Report" issued by the Hong Kong Institute of Certified Public Accountants. Our examination includes examining evidence supporting the consistency of the Summary Financial Report with the annual accounts and the auditors' report thereon and the directors' report for the year ended 31 December 2005 and the compliance of the Summary Financial Report with the requirements of section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Opinion

Based on the foregoing, in our opinion the Summary Financial Report on the inserted front page and pages 1 to 97:

(a) is consistent with the annual accounts and the auditors' report thereon and the directors' report of BOC Hong Kong (Holdings) Limited for the year ended 31 December 2005 from which it is derived; and

(b) complies with the requirements of section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation.

We have audited the annual accounts of BOC Hong Kong (Holdings) Limited for the year ended 31 December 2005 and have issued an auditors' report thereon dated 23 March 2006 which is unqualified or otherwise unmodified.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 23 March 2006

Financial Calendar 2006

Announcement of 2005 annual results	23 March (Thursday)
Last day in Hong Kong of dealings in Company's shares with entitlement to final dividend	15 May (Monday)
Ex-dividend date	16 May (Tuesday)
ADS record date for final dividend	17 May (Wednesday)
Latest time in Hong Kong for lodging transfers for entitlement to final dividend	17 May (Wednesday) 4:00 p.m.
Book closure period (both days inclusive)	18 May (Thursday) to 23 May (Tuesday)
Record date for final dividend	23 May (Tuesday)
Latest time for lodging proxy forms for 2006 Annual General Meeting	24 May (Wednesday) 3:00 p.m.
2006 Annual General Meeting	26 May (Friday) 3:00 p.m.
Final dividend payment date	30 May (Tuesday)
Announcement of 2006 interim results	Mid to late August

Annual General Meeting

The 2006 Annual General Meeting will be held at 3:00 p.m. on Friday, 26 May 2006 at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong (please use Harbour Road Entrance).

Dividends

The Directors have recommended a final dividend of HK$0.480 per share subject to the approval of shareholders at the 2006 Annual General Meeting.

Share Information

Listing

The Company's ordinary shares are listed and traded on the Stock Exchange. In addition, the Company maintains a Level 1 ADR facility for its ADSs. Each ADS represents 20 ordinary shares of the Company.

Ordinary shares (as at 31 December 2005)

Issued shares:	10,572,780,266
Public float:	Approximately 34%

Nominal value

HK$5.00 per share

Market capitalisation (as at 31 December 2005)

HK$157.53 billion

Share Price

Closing price on 31 December 2003:	HK$14.60
Closing price on 31 December 2004:	HK$14.85
Closing price on 30 December 2005:	HK$14.90
Highest trading price during the year:	HK$16.95
Lowest trading price during the year:	HK$14.05

Credit ratings (long term)

Standard & Poor's:	BBB+
Moody's Investors Service:	A2
Fitch Ratings:	A

Index constituent

The Company is a constituent of the following indices :

Hang Seng Index Series

Hang Seng London Reference Index

MSCI Index Series

FTSE All-World Hong Kong Index

FTSE/Xinhua China 25 Index

Stock codes

Ordinary shares:

The Stock Exchange of Hong Kong Limited	2388
Reuters	2388.HK
Bloomberg	2388 HK

Level 1 ADR Programme:

CUSIP No.:	096813209
OTC Symbol:	BHKLY

Shareholder Enquiries

Any matters relating to your shareholding, e.g. transfer of shares, change of name or address, lost share certificates and dividend warrants, should be sent in writing to :

Hong Kong

Computershare Hong Kong Investor Services Limited
Hopewell Centre
46th Floor
183 Queen's Road East
Telephone : (852) 2862 8628
Facsimile : (852) 2865 0990 / (852) 2529 6087
E-mail: hkinfo@computershare.com.hk

USA

Citibank Shareholder Services
250 Royall Street
Canton, MA 02021, USA
Telephone : 1-877-248-4237 (toll free)
1-781-575-4555 (outside USA)
E-mail : Citibank@shareholders-online.com

Investor Relations

Enquiries may be directed to :

Investor Relations Division
BOC Hong Kong (Holdings) Limited
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong
Telephone : (852) 2903 6602 / (852) 2826 6314
Facsimile : (852) 2810 5830
E-mail : investor_relations@bochk.com

In this Summary Financial Report, unless the context otherwise requires, the following terms shall have the meanings set out below:

Terms	Meanings
"Accounts"	the annual statutory accounts of BOC Hong Kong (Holdings) Limited
"ADR"	American Depositary Receipt
"ADS"	American Depositary Share
"Associate(s)"	has the meaning ascribed to "associate(s)" in the Listing Rules
"ATM"	Automated Teller Machine
"Board" or "Board of Directors"	the Board of Directors of the Company
"BOC"	Bank of China Limited (formerly known as Bank of China), a joint stock commercial bank with limited liability established under the laws of the PRC
"BOC (BVI)"	BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG
"BOC Insurance"	Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Life"	BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC Insurance
"BOC-CC"	BOC Credit Card (International) Limited, a company incorporated under the laws of Hong Kong and a wholly subsidiary of BOCHK
"BOCHK"	Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"BOCHK Charitable Foundation"	Bank of China (Hong Kong) Limited Charitable Foundation (formerly known as the "Bank of China Group Charitable Foundation"), a charitable foundation being established in July 1994
"BOCHKG"	BOC Hong Kong (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI"	BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"CBS"	Corporate Banking Services
"Central SAFE"	Central SAFE Investments Limited (previously known as China SAFE Investments Ltd.)
"Chiyu"	Chiyu Banking Corporation Limited, a company incorporated under the laws of Hong Kong, in which BOCHK holds an equity interest of 70.49%

Terms	Meanings
"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong
"GDP"	Gross Domestic Product
"Group"	the Company and its subsidiaries collectively referred as the Group
"HIBOR"	Hong Kong Interbank Offered Rate
"HKAS(s)"	Hong Kong Accounting Standard(s)
"HKAS-Int"	HKAS Interpretation
"HKFRS(s)"	Hong Kong Financial Reporting Standard(s)
"HKICPA"	Hong Kong Institute of Certified Public Accountants
"HKMA"	Hong Kong Monetary Authority
"Hong Kong" or "Hong Kong SAR"	Hong Kong Special Administrative Region
"Hong Kong SAR Government"	Hong Kong Special Administrative Region Government
"Hua Chiao"	Hua Chiao Commercial Limited (in members' voluntary liquidation), a company incorporated under the laws of Hong Kong, in which BOC holds an equity interest of 93.64%
"IPO"	Initial Public Offering
"IT"	Information Technology
"LIBOR"	London Interbank Offered Rate
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"The Mainland" or "Mainland China" or "The Mainland of China"	The mainland of the PRC
"MSCI Index"	Morgan Stanley Capital International Index
"Nanyang"	Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"PRC"	The People's Republic of China
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share Option Scheme"	the Share Option Scheme conditionally approved and adopted by the shareholders of the Company on 10 July 2002

Terms	Meanings
"Sharesave Plan"	the Sharesave Plan conditionally approved and adopted by the shareholders of the Company on 10 July 2002
"SME(s)"	Small and medium-sized enterprise(s)
"SSAP"	Statement of Standard Accounting Practice
"Stock Exchange" or "Stock Exchange of Hong Kong"	The Stock Exchange of Hong Kong Limited
"Summary Financial Report"	Summary Financial Report of the Group for the year ended 31 December 2005
"Summary Financial Statements"	comprise consolidated profit and loss account and consolidated balance sheet of the Group extracted from the Accounts
"US" or "USA"	the United States of America
"VaR"	Value at Risk

BANK OF CHINA (HONG KONG) – BRANCH NETWORK

Hong Kong Island

Branch	Address	Telephone
Central & Western District		
Bank of China Tower Branch	1 Garden Road, Hong Kong	2826 6888
Sheung Wan Branch	252 Des Voeux Road Central, Hong Kong	2541 1601
Queen's Road West (Sheung Wan) Branch	2-12 Queen's Road West, Sheung Wan, Hong Kong	2815 6888
Connaught Road Central Branch	13-14 Connaught Road Central, Hong Kong	2841 0410
Central District Branch	2A Des Voeux Road Central, Hong Kong	2160 8888
Central District (Wing On House) Branch	71 Des Voeux Road Central, Hong Kong	2843 6111
Shek Tong Tsui Branch	534 Queen's Road West, Shek Tong Tsui, Hong Kong	2819 7277
Western District Branch	386-388 Des Voeux Road West, Hong Kong	2549 9828
Queen's Road Central Branch	81-83 Queen's Road Central, Hong Kong	2588 1288
Bonham Road Branch	63 Bonham Road, Hong Kong	2517 7066
IFC Wealth Management Centre	Shop 3001, Level 3, IFC Mall, 1 Harbour View Street, Central, Hong Kong	2523 8180
Kennedy Town Branch	Harbour View Garden, 2-2F Catchick Street, Kennedy Town, Hong Kong	2818 6162
Caine Road Branch	57 Caine Road, Hong Kong	2521 3318
First Street Branch	55A First Street, Sai Ying Pun, Hong Kong	2517 3399
United Centre Branch	Shop 1021, United Centre, 95 Queensway, Hong Kong	2861 1889
Wyndham Street Branch	1-3 Wyndham Street, Central, Hong Kong	2843 2888
Des Voeux Road West Branch	111-119 Des Voeux Road West, Hong Kong	2546 1134
Gilman Street Branch	136 Des Voeux Road Central, Hong Kong	2135 1123
Wan Chai District		
Pak Sha Road Branch	1 Pak Sha Road, Causeway Bay, Hong Kong	2882 1383
Gloucester Road Wealth Management Centre	Unit 3, G/F, Immigration Tower, 7 Gloucester Road, Wan Chai, Hong Kong	2511 8933
409 Hennessy Road Branch	409-415 Hennessy Road, Wan Chai, Hong Kong	2835 6118
Johnston Road Branch	152-158 Johnston Road, Wan Chai, Hong Kong	2574 8257
Harbour Road Branch	26 Harbour Road, Wan Chai, Hong Kong	2827 8407
Happy Valley Branch	11 King Kwong Street, Happy Valley, Hong Kong	2838 6668
Causeway Bay Branch	18 Percival Street, Causeway Bay, Hong Kong	2572 4273
Wan Chai (China Overseas Building) Branch	139 Hennessy Road, Wan Chai, Hong Kong	2529 0866
Wan Chai (Wu Chung House) Branch	213 Queen's Road East, Wan Chai, Hong Kong	2892 0909
Hennessy Road (Wan Chai) Branch	310-312 Hennessy Road, Wan Chai, Hong Kong	2923 5628
Wan Chai Road Branch	127-135 Wan Chai Road, Wan Chai, Hong Kong	2577 4862
Eastern District		
Siu Sai Wan Branch	Shop 19, Cheerful Garden, Siu Sai Wan, Hong Kong	2505 2399
Taikoo Shing Branch	Shop G1012, Yiu Sing Mansion, Taikoo Shing, Hong Kong	2886 0612
Taikoo Shing Branch Safe Box Service Centre	Shop G1006, Hoi Shing Mansion, Taikoo Shing, Hong Kong	2885 4582
North Point Branch	Roca Centre, 464 King's Road, North Point, Hong Kong	2811 8880
North Point (King's Centre) Branch	193-209 King's Road, North Point, Hong Kong	2286 2000
North Point (Hang Ying Building) Branch	Shop B1, 318-328 King's Road, North Point, Hong Kong	2887 1199
North Point (Kiu Fai Mansion) Branch	413-415 King's Road, North Point, Hong Kong	2562 6108
Sai Wan Ho Branch	142-146 Shau Kei Wan Road, Sai Wan Ho, Hong Kong	2886 3344
Heng Fa Chuen Branch	Shop 205-208, East Wing Shopping Centre, Heng Fa Chuen, Chai Wan, Hong Kong	2897 1131
Kam Wa Street Branch	3 Kam Wa Street, Shau Kei Wan, Hong Kong	2885 9311
City Garden Branch	233 Electric Road, North Point, Hong Kong	2571 2878
King's Road Branch	131-133 King's Road, North Point, Hong Kong	2887 0282
Chai Wan Branch	Block B, Walton Estate, 341-343 Chai Wan Road, Chai Wan, Hong Kong	2558 6433
Chai Wan Branch Safe Box Service Centre	27 Gold Mine Building, 345 Chai Wan Road, Chai Wan, Hong Kong	2557 0248
Healthy Village Branch	Shop 1&2, Healthy Village Phase II, 668 King's Road, North Point, Hong Kong	2563 2278
Sheung On Street Branch	77 Sheung On Street, Chai Wan, Hong Kong	2897 0923
Aldrich Garden Branch	Shop 58, Aldrich Garden, Shau Kei Wan, Hong Kong	3196 4956
Shau Kei Wan (Po Man Building) Branch	260-262 Shau Kei Wan Road, Shau Kei Wan, Hong Kong	2568 5211
Wan Tsui Road Branch	4 Lin Shing Road, Chai Wan, Hong Kong	2557 3283
Quarry Bay Branch	Parkvale, 1060 King's Road, Quarry Bay, Hong Kong	2564 0333
Southern District		
Tin Wan Branch	2-12 Ka Wo Street, Tin Wan, Hong Kong	2553 0135
Stanley Branch	Shop 401, Shopping Centre, Stanley Plaza, Hong Kong	2813 2290
Aberdeen Branch	25 Wu Pak Street, Aberdeen, Hong Kong	2553 4165
South Horizons Branch	G38, West Centre Marina Square, South Horizons, Ap Lei Chau, Hong Kong	2580 0345
South Horizons Branch Safe Box Service Centre	Shop 118, Marina Square East Centre, Ap Lei Chau, Hong Kong	2555 7477
Wah Kwai Estate Branch	Shop 17, Shopping Centre, Wah Kwai Estate, Hong Kong	2550 2298
Wong Chuk Hang Road Branch	40 Wong Chuk Hang Road, Hong Kong	2814 8272
Chi Fu Landmark Branch	Shop 510, Chi Fu Landmark, Pok Fu Lam, Hong Kong	2551 2282
Ap Lei Chau Branch	13-15 Wai Fung Street, Ap Lei Chau, Hong Kong	2554 6487

Kowloon

Branch	Address	Telephone
Kowloon City District		
Prince Edward Road (Kowloon City) Branch	382-384 Prince Edward Road, Kowloon City, Kowloon	2926 6038
To Kwa Wan Branch	80N To Kwa Wan Road, To Kwa Wan, Kowloon	2364 4344
Pak Tai Street Branch	4-6 Pak Tai Street, To Kwa Wan, Kowloon	2760 7773
Hunghom Commercial Centre Branch	37-39 Ma Tau Wai Road, Hung Hom, Kowloon	2363 9217
Hung Hom (Eldex Industrial Building) Branch	21 Ma Tau Wai Road, Hung Hom, Kowloon	2764 8363
OUHK Branch	The Open University of Hong Kong, 30 Good Shepherd Street, Ho Man Tin, Kowloon	2760 9099
Ma Tau Kok Road Branch	39-45 Ma Tau Kok Road, To Kwa Wan, Kowloon	2714 9118
Ma Tau Wai Road Branch	47-49 Ma Tau Wai Road, Hung Hom, Kowloon	2926 5123
Site 11 Whampoa Garden Branch	Shop G6, Site 11, Whampoa Garden, Hung Hom, Kowloon	2363 3982
Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom, Kowloon	2764 7233
Nga Tsin Wai Road Branch	25 Nga Tsin Wai Road, Kowloon City, Kowloon	2383 2316
Waterloo Road Branch	Shop A2, Man Kee Mansion, 86 Waterloo Road, Kowloon	2363 9231
Wong Tai Sin District		
Tai Yau Street Branch	35 Tai Yau Street, San Po Kong, Kowloon	2328 0087
Chuk Yuen Estate Branch	Shop S1, Chuk Yuen Shopping Centre, Chuk Yuen South Estate, Kowloon	2325 5261
Choi Hung Branch	19 Clear Water Bay Road, Ngau Chi Wan, Kowloon	2327 0271
Choi Hung Road Branch	58-68 Choi Hung Road, San Po Kong, Kowloon	2927 6111
Choi Wan Estate Branch	A3-18 Commercial Complex, Choi Wan Estate, Kowloon	2754 5911
Wong Tai Sin Branch	Shop G1, Wong Tai Sin Shopping Centre, Wong Tai Sin, Kowloon	2327 8147
San Po Kong (Wing Lok Building) Branch	28-34 Tseuk Luk Street, San Po Kong, Kowloon	2328 7915
Yuk Wah Street Branch	46-48 Yuk Wah Street, Tsz Wan Shan, Kowloon	2927 6655
Fung Tak Road Branch	5-11 Fung Tak Road, Tsz Wan Shan, Kowloon	2927 6333
Lok Fu Branch	Shop 2, Lok Fu Shopping Centre II, Lok Fu, Kowloon	2337 0271
Sheung Fung Street Branch	66-68 Sheung Fung Street, Tsz Wan Shan, Kowloon	2327 8118
Diamond Hill Branch	G107 Plaza Hollywood, Diamond Hill, Kowloon	2955 5088

Branch	Address	Telephone
Kwun Tong District		
Kowloon Bay Wealth Management Centre	Shop 2, Telford House, 16 Wang Hoi Road, Kowloon Bay, Kowloon	2759 9339
Kowloon Bay Branch	17 Wang Hoi Road, Kowloon Bay, Kowloon	2331 3783
Ngau Tau Kok (Garden Estate) Branch	Shop 6, Lotus Tower 2, Kwun Tong Garden Estate, 297 Ngau Tau Kok Road, Ngau Tau Kok, Kowloon	2763 5456
169 Ngau Tau Kok Road Branch	169 Ngau Tau Kok Road, Ngau Tau Kok, Kowloon	2750 7311
177 Ngau Tau Kok Road Branch	177 Ngau Tau Kok Road, Ngau Tau Kok, Kowloon	2927 4321
Ping Tin Estate Branch	Shop 225, 2/F, Ping Tin Shopping Centre, Lam Tin, Kowloon	2927 7828
Wang Kwun Road Branch	Unit G1, Nan Fung Commercial Centre, Wang Kwun Road, Kowloon Bay, Kowloon	2755 0268
Sau Mau Ping Branch	Shop 214, Sau Mau Ping Shopping Centre, Sau Mau Ping, Kowloon	2772 0028
Hip Wo Street Branch	195-197 Hip Wo Street, Kwun Tong, Kowloon	2345 0102
Ting Fu Street Branch	11-13 Ting Fu Street, Ngau Tau Kok, Kowloon	2756 4621
Yau Tong Branch	Shop G1-G27, Ka Fu Arcade, Yau Tong Centre, Kowloon	2349 9191
Hoi Yuen Road Branch	55 Hoi Yuen Road, Kwun Tong, Kowloon	2763 2127
Tsui Ping Estate Branch	Shop 116, 1/F, Shopping Circuit, Tsui Ping Estate, Kwun Tong, Kowloon	2345 3238
26 Fu Yan Street Branch	26-32 Fu Yan Street, Kwun Tong, Kowloon	2342 5262
95 Fu Yan Street Branch	95 Fu Yan Street, Kwun Tong, Kowloon	2343 4141
Telford Gardens Branch	Shop P20, Telford Gardens, Kowloon Bay, Kowloon	2796 1551
Lam Tin Branch	Shop 12, 49 Kai Tin Road, Lam Tin, Kowloon	2347 1456
Kwun Tong Branch	20-24 Yue Man Square, Kwun Tong, Kowloon	2344 4116
Ngau Tau Kok Road (Kwun Tong) Branch	327 Ngau Tau Kok Road, Kwun Tong, Kowloon	2389 3301
Kwun Tong Plaza Branch	G1 Kwun Tong Plaza, 68 Hoi Yuen Road, Kwun Tong, Kowloon	2342 4295
Yau Tsim Mong District		
Tai Kok Tsui Branch	73-77 Tai Kok Tsui Road, Tai Kok Tsui, Kowloon	2395 3269
Shan Tung Street Branch	42-48 Shan Tung Street, Mong Kok, Kowloon	2332 5461
Shanghai Street (Prince Edward) Branch	689-693 Shanghai Street, Mong Kok, Kowloon	2391 0502
Prince Edward Branch	774 Nathan Road, Kowloon	2399 3000
Tsim Sha Tsui Branch	24-28 Carnarvon Road, Tsim Sha Tsui, Kowloon	2721 6242
Tsim Sha Tsui East Branch	Shop G02-03, Inter-Continental Plaza, 94 Granville Road, Tsim Sha Tsui, Kowloon	2739 0308
Jordan Branch	328-330 Nathan Road, Kowloon	2928 6111
Jordan Road Branch	1/F, Sino Cheer Plaza, 23-29 Jordan Road, Kowloon	2730 0883
Shanghai Street (Mong Kok) Branch	611-617 Shanghai Street, Mong Kok, Kowloon	2394 4181
Mong Kok Branch	589 Nathan Road, Mong Kok, Kowloon	2332 0111
Prince Edward Road West (Mong Kok) Branch	116-118 Prince Edward Road West, Mong Kok, Kowloon	2928 4138
Mong Kok Road Branch	50-52 Mong Kok Road, Mong Kok, Kowloon	2395 3263
Mong Kok (Silvercorp Int'l Tower) Branch	Shop B, 707-713 Nathan Road, Mong Kok, Kowloon	2391 6677
Mong Kok (President Commercial Centre) Branch	608 Nathan Road, Mong Kok, Kowloon	2384 7191
Shanghai Street (Yau Ma Tei) Branch	364-366 Shanghai Street, Yau Ma Tei, Kowloon	2782 2071
Yau Ma Tei Branch	471 Nathan Road, Yau Ma Tei, Kowloon	2780 2307
Kimberley Road Branch	37 Kimberley Road, Tsim Sha Tsui, Kowloon	2739 1886
Cameron Road Wealth Management Centre	30 Cameron Road, Tsim Sha Tsui, Kowloon	2312 0010
Humphrey's Avenue Branch	4-4A Humphrey's Avenue, Tsim Sha Tsui, Kowloon	2311 3822
Olympian City Branch	Shop 133, 1/F, Olympian City 2, 18 Hoi Ting Road, Kowloon	2749 2110
Fuk Tsun Street Branch	32-40 Fuk Tsun Street, Tai Kok Tsui, Kowloon	2391 8468
Canton Road Branch	60 Canton Road, Tsim Sha Tsui, Kowloon	2730 0688
Lock Road Branch	19 Lock Road, Tsim Sha Tsui, Kowloon	2367 6164

Branch	Address	Telephone
Sham Shui Po District		
Kowloon Plaza Branch	Unit 1, Kowloon Plaza, 485 Castle Peak Road, Kowloon	2370 8928
Festival Walk Branch	Unit LG256, Festival Walk, Kowloon Tong, Kowloon	2265 7288
Yu Chau Street Branch	42-46 Yu Chau Street, Sham Shui Po, Kowloon	2397 1123
Dragon Centre Branch	Shop 206A, Dragon Centre, 37K Yen Chow Street, Sham Shui Po, Kowloon	2788 3238
Lei Cheng Uk Estate Branch	Shop 108, Lei Cheng Uk Commercial Centre, Lei Cheng Uk Estate, Kowloon	2729 8251
Castle Peak Road (Cheung Sha Wan) Branch	365-371 Castle Peak Road, Cheung Sha Wan, Kowloon	2728 3311
108 Cheung Sha Wan Road Branch	108 Cheung Sha Wan Road, Sham Shui Po, Kowloon	2779 0157
194 Cheung Sha Wan Road Branch	194-196 Cheung Sha Wan Road, Sham Shui Po, Kowloon	2728 9389
Cheung Sha Wan Plaza Branch	Shop G08, Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road, Kowloon	2745 7088
248 Castle Peak Road Branch	244-248 Castle Peak Road, Cheung Sha Wan, Kowloon	2386 1233
412 Castle Peak Road Branch	412-420 Castle Peak Road, Cheung Sha Wan, Kowloon	2743 8010
223 Nam Cheong Street Branch	223 Nam Cheong Street, Sham Shui Po, Kowloon	2928 2088
Stage 2 Mei Foo Sun Chuen Branch	19 Glee Path, Mei Foo Sun Chuen, Kowloon	2370 8382
Mei Foo VIP Centre	Shop N47-49, Mount Sterling Mall, Mei Foo Sun Chuen, Kowloon	2742 8003
Mei Foo Mount Sterling Mall Branch	17-B Mount Sterling Mall, Mei Foo Sun Chuen, Kowloon	2742 6611
Lai Chi Kok (Hong Kong Industrial Centre) Branch	A2, G/F, Hong Kong Industrial Centre, 491 Castle Peak Road, Kowloon	2745 1491
Lai Chi Kok Road Branch	282-284 Lai Chi Kok Road, Sham Shui Po, Kowloon	2728 7216
Sham Shui Po Branch	207-211 Nam Cheong Street, Sham Shui Po, Kowloon	2777 0171
Sham Shui Po (On Ning Building) Branch	147-149 Castle Peak Road, Sham Shui Po, Kowloon	2708 3678

New Territories & Outlying Islands

Branch	Address	Telephone
Sha Tin District		
Jat Min Chuen Branch	Shop 1, G/F, Ming Yiu Lau, Jat Min Chuen, Sha Tin, New Territories	2647 8784
41 Tai Wai Road Branch	41-45 Tai Wai Road, Sha Tin, New Territories	2929 4288
74 Tai Wai Road Branch	74-76 Tai Wai Road, Sha Tin, New Territories	2699 9523
Fo Tan Branch	No 2, 1/F, Shatin Galleria, 18-24 Shan Mei Street, Fo Tan, New Territories	2691 7193
Lucky Plaza Branch	Lucky Plaza, Wang Pok Street, Sha Tin, New Territories	2605 6556
City One Sha Tin Branch	Shop A, 16-20 Ngan Shing Commercial Centre, City One, Sha Tin, New Territories	2648 8083
Sha Tin VIP Centre	Shop 18, L1, Shatin Plaza, Sha Tin, New Territories	2688 7668
Sha Kok Estate Branch	Shop 39, Sha Kok Shopping Centre, Sha Kok Estate, Sha Tin, New Territories	2648 0302
Heng On Estate Branch	Shop 203, Commercial Centre, Heng On Estate, Ma On Shan, New Territories	2642 0111
Ma On Shan Centre Branch	Shop A2, G/F, Ma On Shan Centre, Sai Sha Road, Ma On Shan, New Territories	2631 0063
Lung Hang Estate Branch	103 Lung Hang Commercial Centre, Sha Tin, New Territories	2605 8618
New Town Plaza Branch	Shop 608, Level 6 Phase One, New Town Plaza, Sha Tin, New Territories	2606 6163
Sunshine City Branch	Shop 16, Blocks C & D, Sunshine City, Ma On Shan, New Territories	2631 1011
Lek Yuen Branch	No 1, Fook Hoi House, Lek Yuen Estate, Sha Tin, New Territories	2605 3021
Tai Po District		
Tai Kwong Lane Branch	16-22 Tai Kwong Lane, Tai Po Market, New Territories	2652 2133
Tai Po Branch	68-70 Po Heung Street, Tai Po Market, New Territories	2657 2121
Tai Po Plaza Branch	Unit 4, Level 1 Tai Po Plaza, 1 On Tai Road, Tai Po, New Territories	2665 5890
On Chee Road Branch	Shop 10-11, Jade Plaza, 3 On Chee Road, Tai Po, New Territories	2665 1966
Fu Heng Estate Branch	Shop 1-2, Fu Heng Shopping Centre, Tai Po, New Territories	2661 6278
Fu Shin Estate Branch	Shop G11, Fu Shin Shopping Centre, Tai Po, New Territories	2663 2788
Kwong Fuk Road Branch	40-50 Kwong Fuk Road, Tai Po Market, New Territories	2658 2268

BANK OF CHINA (HONG KONG) – BRANCH NETWORK (continued)

Branch	Address	Telephone
Sai Kung District		
Sai Kung Branch	7-11 Wan King Path, Sai Kung, New Territories	2792 1465
East Point City Branch	Shop 187A, East Point City, Tseung Kwan O, New Territories	2628 7238
Hau Tak Estate Branch	Shop 7, Hau Tak Shopping Centre, Tseung Kwan O, New Territories	2703 5203
HKUST Branch	The Hong Kong University of Science & Technology, Clear Water Bay Road, New Territories	2358 2345
Tseung Kwan O Plaza Branch	Shop 112-125, Level 1, Tseung Kwan O Plaza, Tseung Kwan O, New Territories	2702 0282
Po Lam Estate Branch	Shop 207, Po Lam Shopping Centre, Po Lam Estate, Tseung Kwan O, New Territories	2701 4962
Tsuen Wan District		
Tai Wo Hau Branch	5-9 Tai Ha Street, Tai Wo Hau, Tsuen Wan, New Territories	2429 0304
407 Castle Peak Road Branch	407-411 Castle Peak Road, Tsuen Wan, New Territories	2920 3211
Clague Garden Branch	Shop 1-3, Commercial Complex, Clague Garden Estate, 24 Hoi Shing Road, Tsuen Wan, New Territories	2412 2202
Tsuen Wan Branch	297-299 Sha Tsui Road, Tsuen Wan, New Territories	2411 1321
Castle Peak Road (Tsuen Wan) Wealth Management Centre	167 Castle Peak Road, Tsuen Wan, New Territories	2406 9932
Castle Peak Road (Tsuen Wan) Branch	201-207 Castle Peak Road, Tsuen Wan, New Territories	2416 6577
Tsuen Wan VIP Centre	31-33 Chung On Street, Tsuen Wan, New Territories	2406 8908
Sham Tseng Branch	Shop G1 & G2, Rhine Garden, Sham Tseng, New Territories	2491 0038
Fuk Loi Estate Branch	129-135 Sha Tsui Road, Tsuen Wan, New Territories	2499 0755
Texaco Road Branch	Shop A112, East Asia Gardens, 36 Texaco Road, Tsuen Wan, New Territories	2414 4287
Kwai Tsing District		
Ha Kwai Chung Branch	192-194 Hing Fong Road, Kwai Chung, New Territories	2424 9823
Sheung Kwai Chung Branch	7-11 Shek Yi Road, Sheung Kwai Chung, New Territories	2480 6161
Cheung Hong Estate Branch	201-202 Commercial Centre No 2, Cheung Hong Estate, Tsing Yi Island, New Territories	2497 7718
Cheung Fat Estate Branch	Shop 317, Cheung Fat Shopping Centre, Tsing Yi Island, New Territories	2433 1689
Cheung Hong Estate Commercial Centre Branch	2 G/F, Commercial Centre, Cheung Hong Estate, Tsing Yi Island, New Territories	2497 0325
Maritime Square Branch	Shop 115, Maritime Square, Tsing Yi Island, New Territories	2436 9298
Lei Muk Shue Branch	Shop 22, Lei Muk Shue Shopping Centre, Kwai Chung, New Territories	2428 5731
Metroplaza Branch	Shop 260-265, Metroplaza, 223 Hing Fong Road, Kwai Chung, New Territories	2420 2686
Kwai Cheong Road Branch	40 Kwai Cheong Road, Kwai Chung, New Territories	2480 3311
Kwai Chung Branch	432-436 Castle Peak Road, Kwai Chung, New Territories	2410 9133
Kwai Chung Road Branch	1009 Kwai Chung Road, Kwai Chung, New Territories	2424 3021
Kwai Chung Plaza Branch	A18-20, G/F, Kwai Chung Plaza, 7-11 Kwai Foo Road, Kwai Chung, New Territories	2920 2468
Tuen Mun District		
Tuen Mun Town Plaza Branch	Shop 2, Tuen Mun Town Plaza Phase II, Tuen Mun, New Territories	2450 8877
Tuen Mun Fa Yuen Branch	Shop G & H, 6 Tsing Hoi Circuit, Tuen Mun, New Territories	2458 1033
Tuen Mun San Hui Branch	G13-G14 Eldo Court, Heung Sze Wui Road, Tuen Mun, New Territories	2457 3501
Siu Hong Court Branch	226 Commercial Centre, Siu Hong Court, Tuen Mun, New Territories	2466 6703
Leung King Estate Branch	Shop 211, Leung King Shopping Centre, Tuen Mun, New Territories	2463 3855
Kin Wing Street Branch	24-30 Kin Wing Street, Tuen Mun, New Territories	2465 2212
Venice Gardens Branch	Shop13-15, G/F, Venice Gardens, Leung Tak Street, Tuen Mun, New Territories	2455 1288
Butterfly Estate Branch	Shop 127-134, Tip Ling House, Butterfly Estate, Tuen Mun, New Territories	2920 5188

Branch	Address	Telephone
Yuen Long District		
Tai Tong Road Branch	Shop A135, 1/F, Hop Yick Plaza, 23 Tai Tong Road, Yuen Long, New Territories	2479 2113
Yuen Long Branch	102-108 Castle Peak Road, Yuen Long, New Territories	2474 2211
Castle Peak Road (Yuen Long) Branch	162 Castle Peak Road, Yuen Long, New Territories	2476 2193
Yuen Long (Hang Fat Mansion) Branch	8-18 Castle Peak Road, Yuen Long, New Territories	2475 3777
Tin Shui Estate Branch	Shop 108-109, Tin Shui Shopping Centre, Tin Shui Wai, New Territories	2445 8728
Kau Yuk Road Branch	18-24 Kau Yuk Road, Yuen Long, New Territories	2473 2833
Kingswood Villas Branch	A189 Kingswood Richly Plaza, Tin Shui Wai, New Territories	2448 3313
Kingswood Ginza Branch	Shop G73, Phase 1 Kingswood Ginza, Tin Shui Wai, New Territories	2616 4233
North District		
Sheung Shui Branch	61 San Fung Avenue, Sheung Shui, New Territories	2671 0155
Sheung Shui VIP Centre	33 San Fung Avenue, Sheung Shui, New Territories	2639 9233
Landmark North Branch	Shop 351, Landmark North, Sheung Shui, New Territories	2670 3131
Sha Tau Kok Branch	Block 16-18, Sha Tau Kok Chuen, Sha Tau Kok, New Territories	2674 4011
Flora Plaza Branch	Shop 28, Flora Plaza, 88 Pak Wo Road, Fanling, New Territories	2675 6683
Fanling Centre Branch	Shop 2D-E & H, Fanling Centre, Fanling, New Territories	2669 7899
Choi Yuen Estate Branch	Shop 4, F3 level, Commercial Centre, Choi Yuen Estate, Sheung Shui, New Territories	2671 6783
136 San Fung Ave Branch	136 San Fung Avenue, Sheung Shui, New Territories	2670 6138
Luen Wo Market Branch	17-19 Wo Fung Street, Luen Wo Market, Fanling, New Territories	2675 5113
Luen Shing Street Branch	Shop B, 10-16 Luen Shing Street, Luen Wo Market, Fanling, New Territories	2675 6113
Outlying Island District		
Cheung Chau Branch	53-55 Tai Sun Street, Cheung Chau, New Territories	2981 0021
Hong Kong International Airport Branch	Unit 7T075, Passenger Terminal Building, Hong Kong International Airport	2326 1883

Mainland Branches

Branch	Address	Telephone
Shenzhen Branch	G/F, The Kwangtung Provincial Bank Building, 1013 Ren Min Nan Road, Shenzhen, China	(86-755) 8233 0230
Shenzhen Baoan Sub-Branch	108 Xushida Garden, Xin An Si Road, Baoan District, Shenzhen, China	(86-755) 2785 3302
Shenzhen Futian Sub-Branch	1/F, Shen Ye Garden Club House, Caitian Road, Shenzhen, China	(86-755) 8294 2929
Shantou Branch	G/F, 3 Yingbin Road, Shantou, China	(86-754) 826 8266
Shanghai Branch	Room A103-A107, Tomorrow Square, 389 Nanjing West Road, Shanghai, China	(86-21) 2306 9090
Qingdao Branch	G/F, 6 Yun Xiao Road, Qingdao, China	(86-532) 8573 2828

Corporate Banking & Financial Institutions Department

Centre/Division	Address	Telephone
Financial Institutions Division	33/F, Bank of China Tower, 1 Garden Road, Hong Kong	2826 6888
Corporate Division	10/F, Bank of China Tower, 1 Garden Road, Hong Kong	2826 6888
Small & Medium Enterprises Division	9/F, Bank of China Tower, 1 Garden Road, Hong Kong	2826 6888
Commercial Division	9/F, Bank of China Tower, 1 Garden Road, Hong Kong	2826 6888
Hong Kong East Commercial Centre	2-3/F, Eastern Commercial Centre, 393-407 Hennessy Road, Wan Chai, Hong Kong	2833 8790

Corporate Banking & Financial Institutions Department (continued)

Centre/Division	Address	Telephone
Kowloon East Commercial Centre	Room 607-610, 6/F, Telford House, 16 Wang Hoi Road, Kowloon Bay, Kowloon	3406 7300
Kowloon East Commercial Centre San Po Kong Office	Room 601, 6/F, Stelux House, 698 Prince Edward Road East, San Po Kong, Kowloon	2263 4900
Kowloon East Commercial Centre Hung Hom Office	Room 507, Block A, Hung Hom Commercial Centre, 37-39 Ma Tau Wai Road, Kowloon	2197 0188
Kowloon West Commercial Centre	3/F-7/F & 9/F, 589 Nathan Road, The Kwangtung Provincial Bank Bldg., Mongkok, Kowloon	3412 1688
New Territories East Commercial Centre	4/F, 68-70 Po Heung Street, Tai Po Market, New Territories	2654 3222
New Territories East Commercial Centre Fo Tan Office	Room 8-11, 14/F, Shatin Galleria, 8-24 Shan Mei Street, Fo Tan, Shatin, New Territories	2687 5665
New Territories West Commercial Centre	Room 1720-1724, Nan Fung Centre, 264-298 Castle Peak Road, Tsuen Wan, New Territories	3412 7288
New Territories West Commercial Centre Yuen Long Office	4/F, The Kwangtung Provincial Bank Building, 102-108 Castle Peak Road, Yuen Long, New Territories	2442 8783
Trade Services Centre	3/F-10/F, Bank of China Centre, Olympian City, 11 Hoi Fai Road, Kowloon	3198 3388

NANYANG COMMERCIAL BANK – BRANCH NETWORK

Branch	Address	Telephone
Head Office	151 Des Voeux Road, Central, Hong Kong	2852 0888
Hong Kong Island		
Western Branch	128 Bonham Strand East, Sheung Wan, Hong Kong	2851 1100
Causeway Bay Branch	472 Hennessy Road, Causeway Bay, Hong Kong	2832 9888
Happy Valley Branch	29 Wong Nei Chung Road, Happy Valley, Hong Kong	2893 3383
Kennedy Town Branch	86 Belcher's Street, Kennedy Town, Hong Kong	2817 1946
Quarry Bay Branch	1014 King's Road, Quarry Bay, Hong Kong	2563 2286
Des Voeux Rd, West Branch	334 Des Voeux Road West, Hong Kong	2540 4532
Aberdeen Branch	171 Aberdeen Main Road, Aberdeen, Hong Kong	2553 4115
North Point Branch	351 King's Road, North Point, Hong Kong	2566 8116
Sheung Wan Branch	21 Connaught Road West, Sheung Wan, Hong Kong	2559 0888
Sai Wan Ho Branch	63 Shaukeiwan Road, Sai Wan Ho, Hong Kong	2567 0315
Wanchai Branch	123 Johnston Road, Wanchai, Hong Kong	2574 8118
Causeway Centre Branch	Shop 16, Causeway Centre, 28 Harbour Road, Wanchai, Hong Kong	2827 6338
Central District Branch	56-58 Wellington Street, Central, Hong Kong	2522 5011
Sunning Road Branch	8 Sunning Road, Causeway Bay, Hong Kong	2882 7668
Kowloon		
Mongkok Branch	727 Nathan Road, Mongkok, Kowloon	2394 8206
Yaumati Branch	309 Nathan Road, Yaumati, Kowloon	2782 9888
Ferry Point Branch	Shops D-F, G/F, Best-O-Best Commercial Centre, 32-36 Ferry Street, Yaumati, Kowloon	2332 0738
Homantin Branch	71A Waterloo Road, Homantin, Kowloon	2715 7518
Nathan Road Branch	570 Nathan Road, Mongkok, Kowloon	2780 0166
Laichikok Road Branch	236 Laichikok Road, Shamshuipo, Kowloon	2396 4164
Jordan Road Branch	20 Jordan Road, Yaumati, Kowloon	2735 3301
Tokwawan Branch	62 Tokwawan Road, Kowloon	2764 6666
Kwun Tong Branch	410 Kwun Tong Road, Kowloon	2389 6266
Tsimshatsui Branch	Shop A, 1/F, HK Pacific Centre, 28 Hankow Road, Tsimshatsui, Kowloon	2376 3988
Hunghom Branch	69A Wuhu Street, Hunghom, Kowloon	2362 2301
Shamshuipo Branch	198-200 Tai Po Road, Shamshuipo, Kowloon	2777 0147
Tsun Yip Street Branch	48 Tsun Yip Street, Kwun Tong, Kowloon	2790 6688
Peninsula Centre Branch	Shop G48 Peninsula Centre 67, Mody Road, Tsim Sha Tsui, Kowloon	2722 0823
San Po Kong Branch	41-45, Yin Hing Street, San Po Kong, Kowloon	2328 5555
Kowloon City Branch	86 Nga Tsin Wai Road, Kowloon City, Kowloon	2716 6033
Laguna City Branch	Shop No. 26, Phase 1 Laguna City, Cha Kwo Ling Road, Kowloon	2772 3336
New Territories		
Kwai Chung Branch	100 Lei Muk Road, Kwai Chung, New Territories	2480 1118
Tai Po Branch	Shop No. 11, Ground Floor, Treasure Garden, 1 On Chee Road, Tai Po, New Territories	2656 5201
Yuen Long Branch	G/F, Tung Yik Building Tai Tong Road, Yuen Long, New Territories	2479 0231
Ha Kwai Chung Branch	180 Hing Fong Road, Kwai Chung, New Territories	2429 4242
Tsuen Wan Branch	78 Chung On Street, Tsuen Wan, New Territories	2492 0243
Sheung Shui Branch	31 Fu Hing Street, Sheung Shui, New Territories	2679 4333
Tuen Mun Branch	Forward Mansion, Yan Ching Circuit, Tuen Mun, New Territories	2459 8181
Shatin Branch	Shop 7-8, Lucky Plaza, Shatin, New Territories	2605 9188
Luk Yeung Sun Chuen Branch	P2A-C, 1/F, Luk Yeung Galleria, 22-26 Wai Tsuen Road, Tsuen Wan, New Territories	2498 4411
Sai Kung Branch	Shop 11-12, Sai Kung Garden, Man Nin Street, New Territories	2791 1122
The Mainland of China		
Shenzhen Branch	Nanyang Mansion, 2002 Kin Chit Road, Shenzhen, China	(86-755) 2515 6333
Shenzhen Shekou Sub-Branch	Shekou Finance Centre, Taizi Road, Shenzhen, China	(86-755) 2682 8788
Haikou Branch	Room 702-703, 7/F, Haikou Nanyang Building, 81 Bin Hai Avenue, Haikou, Hainan Province, China	(86-898) 6851 2538
Guangzhou Branch	4/F, CITIC Plaza, 233 Tianhe North Road, Guangzhou, China	(86-20) 3891 2668
Dalian Branch	1/F, Li Yuan Mansion, 16-18 Mingze Street, Dalian, Liaoning Province, China	(86-411) 8282 3636
Beijing Branch	Level 1A, Regent Court, No. 8B, Jian Guo Men Wai Da Jie, Beijing, China	(86-10) 6568 4728
Overseas		
San Francisco Branch	31/F, 50 California Street, San Francisco, CA94111, USA	(1-415) 398 8866

CHIYU BANKING CORPORATION – BRANCH NETWORK

Branch	Address	Telephone
Head Office	78, Des Voeux Road Central, Hong Kong	2843 0111
Hong Kong Island		
North Point Branch	390-394 King's Road, North Point, Hong Kong	2570 6381
Wanchai Branch	325 Hennessy Road, Wanchai, Hong Kong	2572 2823
Sheung Wan Branch	22-24 Bonham Strand West, Hong Kong	2544 1678
Western Branch	443 Queen's Road West, Hong Kong	2548 2298
Quarry Bay Branch	*997 King's Road, Quarry Bay, Hong Kong*	*2811 3131*
Kowloon		
Hung Hom Branch	23-25 Gillies Avenue, Hung Hom, Kowloon	2362 0051
Kwun Tong Branch	42-44 Mut Wah Street, Kwun Tong, Kowloon	2343 4174
Sham Shui Po Branch	235-237 Laichikok Road, Kowloon	2789 8668
San Po Kong Branch	61-63 Hong Keung Street, San Po Kong, Kowloon	2328 5691
Yau Ma Tei Branch	117-119 Shanghai Street, Yaumatei, Kowloon	2332 2533
Castle Peak Road Branch	226-228 Castle Peak Road, Kowloon	2720 5187
Kowloon Bay Branch	Shop No.10, G/F, Kai Lok House, Kai Yip Estate, Kowloon Bay, Kowloon	2796 8968
Tokwawan Branch	G/F, Shop No.11-13, 78 Tokwawan Road, Kowloon	2765 6118
Tsz Wan Shan Branch	Shop 202, 2/F, Tsz Wan Shan Shopping Centre, 23 Yuk Wah Street, Tsz Wan Shan, Kowloon	2322 3313
New Territories		
Tuen Mun Yau Oi Estate Branch	Shop No.103-104, G/F, Restaurant Block, Yau Oi Estate, Tuen Mun, New Territories	2452 3666
Kwai Hing Estate Branch	Shop No.1, G/F, Hing Yat House, Kwai Hing Estate, Kwai Chung, New Territories	2487 3332
Tai Po Tai Wo Estate Branch	Shop No.112-114, G/F, On Wo House, Tai Wo Estate, Tai Po, New Territories	2656 3386
Belvedere Garden Branch	Shop No. 5A, G/F, Belvedere Square, Tsuen Wan, New Territories	2411 6789
Tsuen Wan Branch	Shop 1 & 1d, Level 2, Discovery Park Commercial Centre, Tsuen Wan, New Territories	2413 8111
Shatin Sui Wo Court Branch	Shop No. F7, Commercial Centre, Sui Wo Court, Shatin, New Territories	2601 5888
Ma On Shan Branch	Shop 313, Level 3, Ma On Shan Plaza, Bayshore Tower, Ma On Shan, New Territories	2640 0733
Sheung Tak Estate Branch	Shop No.238, Sheung Tak Shopping Centre, Sheung Tak Estate, Tseung Kwan O, New Territories	2178 2278
The Mainland of China		
Xiamen Branch	1/F, 859 Xiahe Road, Xiamen, Fujian Province, China	(86-592)5851 691
Fuzhou Branch	1/F, International Bldg., 210 Wusi Road, Fuzhou Fujian Province, China	(86-591)8781 0078

DESIGN AND PRODUCTION: THE DESIGN ASSOCIATES LTD. www.tda.com.hk



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

52/F Bank of China Tower, 1 Garden Road, Hong Kong
Website: www.bochk.com

THIS REPORT IS PRINTED ON ENVIRONMENTALLY FRIENDLY AND ELEMENTAL CHLORINE FREE PAPER